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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☒ Form C: Offering Statement
☐ Form C-U: Progress Update: _____
☐ Form C/A: Amendment to Offering Statement: _____

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer: Stone Ledge Spirits Company CF, LLC
Legal status of issuer:

    Form: limited liability company
    Jurisdiction of Incorporation/Organization: Missouri
    Date of organization): April 20, 2023

Physical address of issuer: entity.address.street / Defiance, Missouri 63341
Website of issuer: http://stoneledgedistillery.sppx.io

Is there a co-issuer? VAR yes VAR no. If yes,
Name of co-issuer: VAR
Legal status of co-issuer:

    Form: VAR
    Jurisdiction of Incorporation/Organization: VAR
    Date of organization: VAR

Physical address of co-issuer: VAR
Website of co-issuer: VAR

Name of intermediary through which the offering will be conducted: Silicon Prairie Online, LLC
CIK number of intermediary: 0001711770
SEC file number of intermediary: 007-00123
CRD number, if applicable, of intermediary: 289746

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
$2500.00 setup fee plus 7% on 1st $1 Million; 6% up to $2 Million; 5% up to $10 Million and 1% thereafter

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
None

Type of security offered: Class B Membership Interest Units

Target number of securities to be offered: 100

Price (or method for determining price): $500 per unit

Target offering amount: 50,000

Oversubscriptions accepted: ☐ Yes ☒ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☐ First-come, first-served basis

☐ Other – provide a description:

Maximum offering amount (if different from target offering amount): 124,000

Deadline to reach the target offering amount: Six (6) months from date of filing

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 0

Total Assets:	Most recent fiscal year-end: 100.00	Prior fiscal year-end: 0
Cash & Cash Equivalents:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Accounts Receivable:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Short-term Debt:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Long-term Debt:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Revenues/Sales	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Cost of Goods Sold:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Taxes Paid:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Net Income:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

[List will include all U.S. jurisdictions, with an option to add and remove them individually, add all and remove all.]

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form C

This Form shall be used for the offering statement, and any related amendments and progress reports, required to be filed by any issuer offering or selling securities in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (ğ227.100 et seq.). The term “issuer” includes any co-issuer jointly offering or selling securities with an issuer in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Securities Act Section 4A and Regulation Crowdfunding (ğ227.100 et seq.) This Form al so shall be used for an annual report required pursuant to Rule 202 of Regulation Crowdfunding (ğ227.202) and for the termination of reporting required pursuant to Rule 203(b)(2) of Regulation Crowdfunding (ğ227.203(b)(2)). Careful attention should be directed to the terms, conditions and requirements of the exemption.

II. Preparation and Filing of Form C

Information on the cover page will be generated based on the information provided in XML format. Other than the cover page, this Form is not to be used as a blank form to be filled in, but only as a guide in the preparation of Form C. General information regarding the preparation, form at and how to file this Form is contained in Regulation S-T (ğ232 et seq.).

III. Information to be Included in the Form

Item 1. Offering Statement Disclosure Requirements

An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (ğ227.100 et seq.) must file the Form prior to the commencement of the offering and include the information required by Rule 201 of Regulation Crowdfunding (ğ227.201).

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), (e), (g), (h), (l), (n), and (o) of Rule 201 of Regulation Crowdfunding (ğ227.201 (a), (e), (g), (h), (l), (n), and (o)); selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income); the jurisdictions in which the issuer intends to offer the securities; and any information required by Rule 203(a)(3) of Regulation Crowdfunding (ğ227.203(a)(3)).

Other than the information required to be provided in XML form at, an issuer may provide the required information in the optional Question and Answer form at included herein or in any other form at included on the intermediary's platform, by filing such information as an exhibit to this Form, including copies of screen shots of the relevant information, as appropriate and necessary.

If disclosure in response to any paragraph of Rule 201 of Regulation Crowdfunding (ğ227.201) or Rule 203(a)(3) is re-sponsive to one or more other paragraphs of Rule 201 of Regulation Crowdfunding (ğ227.201) or to Rule 203(a)(3) of Regulation Crowdfunding (ğ227.203(a)(3)), issuers are not required to make duplicate disclosures.

Item 2. Legends

(a) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (ğ227.100 et seq.) must include the following leg ends:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

(b) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (ğ227.100 et seq.) must disclose in the offering statement that it will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The issuer must al so disclose how an issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (ğ227.202(b)).

Item 3. Annual Report Disclosure Requirements

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (ğ227.100 et seq.), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of Regulation Crowdfunding (ğğ227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (ğ227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (ğ227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Stone Ledge Spirits Company CF, LLC
(Issuer)
By
/s/ Mark Sutherland Manager
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (ğ227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Mark Sutherland
(Signature)
Manager
(Title)
May 22nd, 2023
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

OPTIONAL QUESTION & ANSWER FORMAT

FOR AN OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either State that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions. The term "issuer" in these questions and answers includes any "co-issuer" jointly offering or selling securities with the issuer in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Securities Act Section 4A and Regulation Crowdfunding (ğ227.100 et seq.). Any information provided with respect to the issuer should al so be separately provided with respect to any co-issuer.

If you are seeking to rely on the Commission's temporary rules to initiate an offering between May 4, 2020, and February 28, 2021, intended to be conducted on an expedited basis due to circumstances relating to coronavirus disease 2019 (COVID-19), you will likely need to provide additional or different information than described in questions 2, 12, and 29. If you are seeking to rely on the Commission's temporary Rule 201(bb) for an offering initiated between March 1, 2021, and August 28, 2022, you will likely need to provide additional or different information than described in questions 2 and 29. When preparing responses to such questions, please carefully review temporary Rules 100(b)(7), 201(aa), 201(bb), and 304(e) and tail or your responses to those requirements as applicable.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer: Stone Ledge Spirits Company CF, LLC

ELIGIBILITY

2. ☒ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District ofColumbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☒ No
Explain:

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: VAR   Dates of Board Service: VAR
    Principal Occupation: VAR
    Employer: Dates of Service: VAR
    Employer's principal business: VAR

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

    Position: VAR   Dates of Service: VAR
    Position: VAR   Dates of Service: VAR

Position: VAR _____ Dates of Service: VAR _____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: VAR _____
Employer's principal business: VAR _____
Title: VAR _____ Dates of Service: VAR _____
Responsibilities: VAR _____

Employer: VAR _____
Employer's principal business: VAR _____
Title: VAR _____ Dates of Service: VAR _____
Responsibilities: VAR _____

Employer: VAR _____
Employer's principal business: VAR _____
Title: VAR _____ Dates of Service: VAR _____
Responsibilities: VAR _____

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: VAR _____
Title: VAR _____ Dates of Service: VAR _____
Responsibilities: VAR _____

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Position: VAR _____ Dates of Service: VAR _____
Responsibilities: VAR _____

Position: VAR _____ Dates of Service: VAR _____
Responsibilities: VAR _____

Position: VAR _____ Dates of Service: VAR _____
Responsibilities: VAR _____

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: VAR _____
Employer's principal business: VAR _____
Title: VAR _____ Dates of Service: VAR _____
Responsibilities: VAR _____

Employer: VAR
Employer's principal business: VAR
Title: VAR   Dates of Service: VAR
Responsibilities: VAR

Employer: VAR
Employer's principal business: VAR
Title: VAR   Dates of Service: VAR
Responsibilities: VAR

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
ParaVita, LLC	100 Class A Units	100 %
		%
		%
		%

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control – as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

DIRECTORS OF THE COMPANY

4.   Provide the following information about each manager (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: _Mark Sutherland_____   Dates of Service: ___April 2023 - Present_____
_____
Principal Occupation: ___Manager_____
Employer: _____ Dates of Service: _____
Employer's principal business: _____
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: _____   Dates of Service:_____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: leading sales/marketing efforts, product and process development, and business management.

Employer: _____
Employer's principal business: _____
Title: _____ Dates of Service: _____
Responsibilities:_____

Name: _____ Dates of Board Service: _____
Principal Occupation: _____
Employer: _____ Dates of Service: _____
Employer's principal business: _____

List all positions and offices with the issuer held and the period in which the director served in the position or office:

Position: _____ Dates of Service: _____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: innovation and risk management, and product quality assurance.

Employer: _____
Employer's principal business: _____
Title: _____ Dates of Service: _____
Responsibilities:_____

Employer: _____
Employer's principal business: _____
Title: _____ Dates of Service: _____
Responsibilities:_____

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: __Mark Sutherland__

Title: ____Manager_____ Dates of Service: __April 2023- Present____

Responsibilities: _____

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities: N/A

Employer: _____   _____

Employer's principal business: _____

Title: _____ Dates of Service: _____

Responsibilities:_____

Name: _____

Title: _____ Dates of Service: _____

Responsibilities: _____

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: _____   _____

Employer's principal business: _____

Title: _____ Dates of Service: _____

Responsibilities:_____

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

STONE LEDGE SPIRITS COMPANY CF, LLC
NOTE REGARDING FORWARD LOOKING STATEMENTS

THE INFORMATION SET FORTH HEREIN CONTAINS "FORWARD-LOOKING INFORMATION", INCLUDING "FUTURE-ORIENTED FINANCIAL INFORMATION" AND "FINANCIAL OUTLOOK", UNDER APPLICABLE SECURITIES LAWS (COLLECTIVELY REFERRED TO HEREIN AS FORWARD-LOOKING STATEMENTS). EXCEPT FOR STATEMENTS OF HISTORICAL FACT, THE INFORMATION CONTAINED HEREIN CONSTITUTES FORWARD-LOOKING STATEMENTS AND INCLUDES, BUT IS NOT LIMITED TO, THE (I) PROJECTED FINANCIAL PERFORMANCE OF THE COMPANY; (II) COMPLETION OF, AND THE USE OF PROCEEDS FROM, THE SALE OF THE SHARES BEING OFFERED HEREUNDER; (III) THE EXPECTED DEVELOPMENT OF THE COMPANY'S BUSINESS, PROJECTS, AND JOINT VENTURES; (IV) EXECUTION OF THE COMPANY'S VISION AND GROWTH STRATEGY, INCLUDING WITH RESPECT TO FUTURE M&A ACTIVITY AND GLOBAL GROWTH; (V) SOURCES AND AVAILABILITY OF THIRD-PARTY FINANCING FOR THE COMPANY'S PROJECTS; (VI) COMPLETION OF THE COMPANY'S PROJECTS THAT ARE CURRENTLY UNDERWAY, IN DEVELOPMENT OR OTHERWISE UNDER CONSIDERATION; (VI) RENEWAL OF THE COMPANY'S CURRENT CUSTOMER, SUPPLIER AND OTHER MATERIAL AGREEMENTS; AND (VII) FUTURE LIQUIDITY, WORKING CAPITAL, AND CAPITAL REQUIREMENTS. FORWARD-LOOKING STATEMENTS ARE PROVIDED TO ALLOW POTENTIAL INVESTORS THE OPPORTUNITY TO UNDERSTAND MANAGEMENT'S BELIEFS AND OPINIONS IN RESPECT OF THE FUTURE SO THAT THEY MAY USE SUCH BELIEFS AND OPINIONS AS ONE FACTOR IN EVALUATING AN INVESTMENT.

THESE STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND UNDUE RELIANCE SHOULD NOT BE PLACED ON THEM. SUCH FORWARD-LOOKING STATEMENTS NECESSARILY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, WHICH MAY CAUSE ACTUAL PERFORMANCE AND FINANCIAL RESULTS IN FUTURE PERIODS TO DIFFER MATERIALLY FROM ANY PROJECTIONS OF FUTURE PERFORMANCE OR RESULT EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS.

ALTHOUGH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESENTATION ARE BASED UPON WHAT MANAGEMENT OF THE COMPANY BELIEVES ARE REASONABLE ASSUMPTIONS, THERE CAN BE NO ASSURANCE THAT FORWARD-LOOKING STATEMENTS WILL PROVE TO BE ACCURATE, AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS IF CIRCUMSTANCES OR MANAGEMENT'S ESTIMATES OR OPINIONS SHOULD CHANGE EXCEPT AS REQUIRED BY APPLICABLE SECURITIES LAWS. THE READER IS CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS.



ParaVita
Stone Ledge “Ozark Highlands” Distillery
STONE LEDGE
DISTILLERY
MISSOURI, USA
CONFIDENTIAL – PARAVITA LLC
MAY THE ROAD ALWAYS RISE TO MEET YOU, AND MAY FERTILE GROUND
STOWLOCH
WHISKEY
“HOLY WATER”

Safe Harbor Statement

This presentation has been prepared by ParaVita LLC ("the Company") for the exclusive use of the party to whom the Company delivers this presentation (together with its subsidiaries and affiliates, the "Recipient"). This presentation may contain proprietary, non-public information regarding the Company. Any estimates or projections as to events that may occur in the future (including projections of revenue, expense, net income and other financial details) reflect the Company's current expectations, estimates and assumptions based on the information currently available to the Company and other publicly available information as of the date of this presentation. Nothing contained herein is, or shall be relied upon as, a promise or representation as to the past or future. These forward-looking statements are not guarantees of future performance and involve significant risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from results, performance or achievements expressed or implied by the forward-looking statements contained in these presentations, such as a failure to maintain revenue, deferred revenue, margins and cash flow growth; difficulty in predicting those financial and performance metrics; failure to maintain spend management; developments in the COVID-19 pandemic and the resulting impact on our business and operations, general market, political, economic, and business conditions; failure to successfully expand adoption of our products; and negative developments in worldwide economic, business or political conditions.

This presentation has been prepared solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities or related financial instruments. The Recipient should not construe the contents of this presentation as legal, tax, accounting or investment advice or a recommendation. The Recipient is urged to conduct an independent evaluation of the Company and should consult its own counsel, tax and financial advisors as to legal and related matters concerning any transaction described herein. This presentation does not purport to be all-inclusive or to contain all of the information that the Recipient may require. No investment, divestment or other financial decisions or actions should be based solely on the information in this presentation.

This presentation has been prepared on a confidential basis solely for the use and benefit of the Recipient. The Recipient agrees that the information contained herein and in all related and ancillary documents is not to be used for any other purpose, that such information is of a confidential nature and that Recipient will treat it in a confidential manner. Distribution of this presentation to any person other than the Recipient and those persons retained to advise the Recipient who agree to maintain the confidentiality of this material and be bound by the limitations outlined herein, is unauthorized without the prior consent of the Company. This material must not be copied, reproduced, distributed or passed to others at any time without the prior written consent of the Company.

Table of Contents



I. Executive Summary

The enjoyment of distilled spirits is at the heart and soul of the American experience.



Stone Ledge Distillery

- Sustainable
- Historic
- Traditional
- Natural





What is Stone Ledge?

Distillery & tasting room

R&D and brand creation

Ability to distill or import any spirit

Executive Summary



Unique Joint-Venture Opportunity:

ParaVita LLC ("PV") seeks to raise approximately $6.6 million in LP Equity to develop Stone Ledge Distillery, including a tasting room, and a spirit brand development facility in the St. Louis region, in partnership with a LP investor (the Investor) built upon the success and expertise of the PV team.

Platform Objective:

The Partnership is developing the site into a nationally-distributed distillery and destination experience. The site is planned to include a distillery and tasting room, R&D facilities, apprenticeships, and marketing support in the heart of the Ozark Highlands and Missouri wine country. These exclusive facilities combined with the opportunity for celebrity brands offers a diversified offering to guests and investors that should create 40 new jobs in an underserved region, while ensuring the profitability of the business due to nationwide sales and diverse income streams.



Industry Trends

In 2018, the spirits market worldwide was worth $1.47 trillion. By 2024, it's forecasted to grow to $1.75 trillion.

According to the Distilled Spirits Council of the US and other experts there are a few key trends taking place in our industry right now.

❑ Consumer demand for "green" products and sustainability practices from ground to glass

❑ A steady increase in demand for whiskey and the growing home mixologist culture

❑ An expected continued growth in the market of 10% over the next 5 years

❑ An increasing demand for "destination" distilleries

❑ An increase in celebrity or influencer brands

✓ Stone Ledge checks every box with our approach to sustainability, our production ability and current market access, our planned showcase distillery location, and our "brand-on-demand" program.



Business Plan

Using an approach that leverages the attractiveness of Ozark Highlands liquor, the strength of an existing distillery, the high-quality product created, and the power of individual celebrity and influencer brands, PV offers a one-stop, concierge R&D and branding house for those that enjoy distilled spirits and want to leverage their personal brand in the launch of a nationwide branded spirit, in addition to producing and distributing PVs own spirit brands. PV will distribute these spirits nationwide via retail, online, wholesale and establishment channels.

Visitors to the distillery will be able to tour the distillery, sample and purchase products, immerse themselves in the distillation process, or simple stop in for a dram.

The project location is in the heart of Missouri wine country in the Ozark Highlands and convenient to Hermann, Augusta, St. Louis and St. James allowing us to leverage a successful region, with high-quality natural ingredients and water, that is currently experiencing a new $125 million investment. The project is also one the first distilleries to utilize the newly-passed Missouri law creating a protected category of "Ozark Highlands" spirits.



The Strategy



❖ The interconnectedness of the project allows each element to drive business to every other element. The distillery will produce its own brands while also creating brands for influencers and celebrities using a 'brand-on-demand' process.

❖ Demetrius Cain, the head of our contracted distillery, has already runs a successful distillery for more than 6 years. Our team is ready for our new distillery to launch new brands with wider distribution using existing regulatory and market access structure.

❖ Year one is dedicated to production and market expansion with a goal to open the new site for business within the first two years.



The Strategy

❖ An immediate ramp up of distillation is occuring at the current site and two initial brands are being launched in 2022 & 2023.
  ❖ Stowloch Whiskey
  ❖ InverXion Vodka

❖ Future spirits will be added in different verticals.

❖ The distillery will run multiple spirit lines simultaneously. Distribution channels are already in place.

❖ The primary purpose of the raise is to increase production capacity, introduce automation and process, and establish the new distillery site.

The Strategy



❖ We will produce in house brands, designed for divesture.

❖ We establish a showcase distillery that combines production with a hands-on visitor experience.

❖ We will also produce brands for celebrities and influencers under our "Brand-on-Demand" services designed for divesture.

    ❖ Celebrity liquor brands are nothing new. A concierge, brand-on-demand, distillery is.

    ❖ A well-known celebrity invested $800K for 1/3 ownership in a tequila brand. The tequila brand sold for $1B.

❖ We will be a house of brands, designed to divest brands on a regular basis, giving investors a series of "exits."

Traditional Brand Process

- You commit capital
- You work with agencies to create brand and necessary labels
- You hire legal assistance to ensure regulatory compliance and legal structure that complies with Federal and State regulations
- You bulk-order spirits
- You find and contract with a distillery willing to produce your product
- You warehouse product prior to shipment
- You establish relationships with distributors
- You ship product to distributors
- You promote your spirit brand to stores and establishments
- You handle all required reporting to the Federal and State governments



Our "Brand-On-Demand" Process

- We provide concierge-style, brand-on-demand service
- We do a current brand analysis
- Together, we select your flavor profile
- Together, we create your label and brand name.
- We handle all necessary legal registrations
- We manufacture your spirit at our federally-regulated distillery
- We package and distribute via established distributors
- Together, we market your brand
- As demand increases, we ramp up production to support
- You can be as involved as you want to be
- We set up your brand for potential acquisition

Investment Considerations



Advantages of Pre-Existing Distilling and Distribution

- PV has already established the regulatory and distribution foundations for the new distillery. In-house brands remain the property of PV. Private label "brand-on-demand" brands we create will primarily remain the property of the individual Investor, however PV will own a portion of those brands. PV will also produce other Stone Ledge brands that will benefit the Investor with an additional return realized upon brand divestiture.

Immediately Actionable

- The team is already assembled. The legal and regulatory structure is already in place and production and distribution is taking place.

Differentiated Product Offering

- Diversified – An offering that attracts a range of clients and leverages multiple brands to create profit for individual Investors and for the company as a whole.

- Long-Term – Each new spirit brand will be positioned for brand divestiture. Our plan calls for our first brand divestiture in 3 years.



II. Market & Product Overview

The Location


Chesterfield
Defiance, MO
Defiance Ridge Vineyards
Robller Vineyard & Winery
Balducci Vineyards
Blumenhof Winery
Montelle Winery
The Country Club of St. Albans
Washington, MO
Augusta, MO
Stone Ledge Spirits Company
Triple 3 Vineyard
Nobletons

- Central to the Missouri wine and distillery regions
- Easy access to Augusta, Hermann and St. Louis
- Leverages historic and current investment in the region

CONFIDENTIAL – PARAVITA LLC

Impacting the Region



CREATING 40 JOBS IN AN UNDERSERVED REGION OF MISSOURI.



APPRENTICESHIP PROGRAM AND MINORITY HIRING PLAN.



DEVELOPING AN ASSOCIATE'S DEGREE IN DISTILLING ARTS WITH THE LOCAL COMMUNITY COLLEGE.



HANDS-ON EDUCATION AND DISTILLING EXPERIENCE ON-SITE.



FOCUSED ON INSPIRING STEM INNOVATION THROUGH THE SCIENCE OF DISTILLING.



The Distillery

- Already established with all legal and regulatory structure in place with market access

- Current available inventory of $4M+ of distilled and aged spirits

- Will produce whiskey, vodka, rum, and gin, and liqueurs of each, including the in-house brands and private labels.

- Hard liquor saw sales increases during the 2001-2003 and 2008 recessions and during COVID shutdowns making it a secure investment in all markets





The Distillery

- Distillery tours
- R&D Facility
- Branding House
- Hands-on experiences
- Tasting room & event space
- Outdoor patios

Our Distillation Process



- Unique, all-natural, sustainable Missouri-centric production

- Specializing in high-end spirits using a process inspired by the historic alembic Armagnacais process

- The only current producer of Ozark Highlands spirits

- Stills manufactured from forged Missouri copper allowing for greater control, flavor depth & consistent profiles

- Chemical-free process, unlike modern spirit distilling

- Using the traditional to redefine the modern

- Utilizing sustainable practices such as recycled bottles, recycled waste and environmental responsibility

Ozark Highlands?

- A new category of spirits passed by the Missouri legislature in May 2022
- Must be produced and bottled in the Ozark Highlands
- Must be aged in barrels manufactured from Missouri wood
- Must use a water source in the Ozark Highlands
- Must be chemical free
- Whiskey must be aged for 4 years minimum
- Must be certified by the Ozark Highland Distillers Guild


MISSOURI
Columbia
Jefferson City
MISSOURI R.
St. Louis
Osage R.
Lake of the Ozarks
Gasconade R.
Meramec R.
Old Mines
MISSISSIPPI RIVER
Pomme de Terre Lake
Stockton Lake
Salem
THE OZARKS
Springfield
Joplin
Eminence
Ava
Eleven Point R.
Lake Wappapello
West Plains
Current R.
Branson
Table Rock Lake
Eureka Springs
Bull Shoals Lake
Beaver Lake
Norfork Lake
Black R.
Fayetteville
ARKANSAS
White R.
Jonesboro
Mountain View
Greers Ferry Lake
ARKANSAS R.
Dardanelle Reservoir



III. Project Financials & Timeline



Project Financial Overview

Key Project Metrics:

❖ Immediate ramp up of distillation at current site

❖ Timeline of 12 months for new site completion

❖ Potential net income of $264M+ over the first 11 years

❖ First profits are planned for distribution at the end of Year 2

Offering:

❖ ParaVita is seeking $6.6M of investment in exchange for 45% of the company

❖ Leadership Group is investing $2.5M in distilled product, capital & expertise

❖ Investor returns are forecasted at 60%+ in years 3-11

❖ The plan calls for investors to be made whole by end of year 3

❖ Brand divestiture events occur every 3 years

❖ Elements of your investment may be secured by barrels of aged product

Project Financial Overview

SUMMARY OF ANALYSIS - 11 YEAR COSTS AND RETURNS

Investment Analysis

Outside Investment	$6,600,000.00
Commercial Loans	$1,367,646.27
Commercial Mortgages	$2,720,000.00
Total	**$10,687,646.27**

Operating Analysis — **Year 1-11**

Gross Income	$349,965,443.94
Cost of Sales	$56,473,802.71
Gross Margin	$293,491,641.23
Expenses	$26,207,797.37
Operating Income	$267,283,843.86
Net Income	$265,482,882.83
Return to Investors	$72,625,504.72
Return To Investors (%)	1100.39%
Reserve Fund Contribution	$31,068,763.08
Advisory Council	$1,459,932.73
Return to Leadership Group	$50,189,614.89

Potential Brand Divesture Scenario - Stone Ledge Brand

Brand Purchase Amount	$20,000,000.00
Investor Return	$9,000,000.00

Potential Brand Divesture Scenario - Private Label

Brand Purchase Amount	$20,000,000.00
Celebrity/Influencer Return	$10,200,000.00
ParaVita Return	$9,800,000.00
Investor Return	$4,410,000.00

One Brand Divestiture Occurs in Years 3, 6 & 9

Year 2-4 Forecast

ParaVita
Year End Summary

	Year Two	%	Year Three	%	Year Four	%
Income						
Special Events	213,843	3%	671,130	5%	1,181,968	3%
Memberships	159,171	2%	285,849	2%	513,343	1%
Rum	1,167,138	16%	2,096,013	15%	2,200,814	6%
Whiskey	1,563,132	21%	2,807,160	20%	2,947,518	8%
Gin	815,144	11%	1,463,882	10%	1,537,076	4%
Vodka	1,563,132	21%	2,807,160	20%	2,947,518	8%
Liquers	1,563,132	21%	2,807,160	20%	2,947,518	8%
On Site Sales	427,686	6%	1,342,261	9%	2,363,936	6%
Brand Divesture					20,000,000	
Total Income	7,472,378	100.00%	14,280,616	100.00%	36,639,692	100.00%
Cost of Sales						
Special Events	36,000	17%	37,080	6%	38,192	3%
Distillery Production	1,122,117	17%	1,488,067	12%	2,145,793	21%
Sales & Marketing	1,101,962	17%	2,075,631	17%	2,683,475	21%
Advertising	240,000	4%	254,616	2%	262,254	2%
On Site Sales	96,000	22%	98,880	7%	101,846	4%
Total Cost of Sales	2,596,079	34.74%	3,954,274	27.69%	5,231,561	14.28%
Gross Margin	4,876,299	65.26%	10,326,341	72.31%	31,408,130	85.72%
Salaries and Wages						
Salaries	891,252		1,031,976		1,135,174	
Payroll Taxes and Benefits	82,813		227,343		249,685	
Total Salary and Wages	974,065	13.04%	1,259,319	8.82%	1,384,859	3.78%
Fixed Business Expenses						
Car and Truck Expenses	24,000		24,720		25,462	
Bank & Merchant Fees	4,800		4,944		5,092	
Conferences & Seminars	6,000		6,180		6,365	
Customer Discounts and Refunds	6,000		6,180		6,365	
Expansion & Improvements	250,008		257,508		265,233	
Miscellaneous	12,000		12,360		12,731	
Insurance (Liability and Property)	12,000		12,360		12,731	
Licenses/Fees/Permits	6,000		6,180		6,365	
Legal and Professional Fees	12,000		12,360		12,731	
Office Expenses & Supplies	3,000		3,090		3,183	
Postage and Delivery	3,000		3,090		3,183	
Telephone and Communications	6,000		6,180		6,365	
Travel	6,000		6,000		6,000	
Utilities	31,106		32,039		33,000	
Total Fixed Business Expenses	381,914	5.11%	393,191	2.75%	404,807	1.10%
Operating Income (before Other Expenses) [EBITDA]	3,520,320	47.11%	8,673,831	60.74%	29,618,464	80.84%
Other Expenses						
Amortized Start-up Expenses	495,000		495,000		495,000	
Depreciation	285,714		285,714		285,714	
Interest						
Commercial Loan	88,236		71,122		0	
Commercial Mortgage	188,350		183,672		178,657	
Total Other Expenses	1,057,300	14.15%	1,035,509	7.25%	959,371	2.62%
Net Income	2,512,160	33.62%	7,687,463	53.83%	28,708,234	78.35%
Net Cash Flow	3,228,167	43.20%	8,468,177	59.30%	29,488,948	80.48%
Return to Investors	$2,009,728.25	30.45%	$5,300,889.85	80.32%	$12,918,705.09	195.74%
Reserve Fund Contributon	$502,432.06		$1,537,492.52		$5,741,646.71	
Advisory Council	$0.00		$8,490.80		$287,082.34	
Return to Leadership Group	$0.00		$840,589.44		$9,760,799.40	

Year 2-11 Forecast



Years 2 & 3 reflect accelerated return for investors
Years 4, 7 and 10 reflect a brand divesture event
Years 5, 6, 8, 9 & 11 reflect normal return years



Project Schedule

Phase 1 (2022/23):

❖ Begin production and distribution of product via contractor relationship with Nobletons Distilling House

❖ Build new distillery and storage facility

❖ Build patios and decks. Complete general site improvements.

❖ Open site to the public

❖ Total raise = $3M

Phase 2 (2023/24):

❖ Launch direct production and distribution via Stone Ledge Spirits Company

❖ Further expand distillery production and markets served

❖ Construct additional barrel storage facilities

❖ Total raise = $3.6M

Disclosures

- The initial investment from the management group is in the form of cash, expertise and a contract to purchase whiskey from Nobletons Distilling House at cost. The market value of the whiskey exceeds $4 million. The value above cost exceeds $2.4 million.

- Stone Ledge has a contract with Nobletons Distilling House for them to produce, age, bottle and package all Stone Ledge spirits brands at cost.

- Mark Sutherland, CEO, is focused on Stone Ledge Distillery and has stepped away from any other business ventures in order to do so on a full-time basis.

- All non-leadership team monetary investors own equity in the company and are made whole prior to any payouts going to leadership group, advisory council or others. Once monetary investors are made whole, all equity owners are paid based on equity percentage.

- Like all investments, there is no guarantee of return and no guarantee of success.



Tax Incentives & Benefits

- Cost-segregation analysis and resulting credits will be utilized

- Missouri Works tax benefits will be utilized

- All manufacturing equipment will be tax exempt under Missouri laws

- All manufacturing inventories will be exempt from inventory taxes

- Energy usage will be tax exempt under Missouri laws

- R&D tax credits will be utilized

- Missouri One Start training benefits will be utilized



Investment Option Examples

$100,000
❖ ~2/3% ownership of ParaVita

$300,000
❖ ~2% ownership of ParaVita

$600,000
❖ ~4% ownership of ParaVita

$1,200,000
❖ ~8% ownership of ParaVita

Up to $6,600,000
❖ Up to 45% ownership of ParaVita









IV. The Leadership Group



- CEO of ParaVita/Stone Ledge
- 30-year Marketing & Business Executive
- Immigrant Entrepreneur

Mark Sutherland



- Founder & Head Distiller of Nobletons Distilling House
- Nobeltons is contracted to produce spirits for Stone Ledge Spirits Company

Demetrius Cain











Derek Grier

Experienced in real estate development

Kyle Harlan

Experienced in scaling up distilled spirit & hospitality companies

John Henderson

Experienced in disrupting markets & creating opportunity

Alex Kowtun

Experienced in building and exiting spirit brands

Ron McCain

Experienced in sales development

V. The Advisory Council








Julio Gonzalez

- Founder & CEO of Engineered Tax Services, National Minority Certified Company
- Hispanic 100
- CEO of The Growth Partnership
- CEO of ABLE
- Member of the Forbes Finance Council
- CEO of the Gonzalez Family Office
- Tax expert

Danny Hughes

- Author
- Advocate
- Social Entrepreneur
- Listener





John Loudon

- VP of Public Affairs, Engineered Tax Services
- Former Missouri State Senator
- Former Chairman, Small Business, Insurance & Industrial Relations Committee
- Government relations expert

Joe Sauma

- Partner/CFO/SFO, IAS Corp.
- Partner/CIO, Family Office
- Global manufacturing export expert





Ken Murer

- Founder & CEO of MiRealm.com
- Founder & CEO APC ISG
- Founder & CEO of C.A.C.

Jerry Winkelmann

- Director, Engineered Tax Services
- Former healthcare executive
- Former sales director









RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Ex- change Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

RISK FACTORS

THE UNITS OF THE COMPANY OFFERED PURSUANT TO THIS OFFERING ARE SPECULATIVE IN NATURE AND INVOLVE A HIGH DEGREE OF RISK. THE UNITS SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. THE COMPANY OFFERS NO ASSURANCE OF ANY ECONOMIC BENEFIT. EACH INVESTOR SHOULD BE AWARE OF THE FOLLOWING RISKS INVOLVED IN AN INVESTMENT IN THE UNITS:

A. *No Operating History*. Each of the Company, ParaVita LLC (the "Operating Company") and its Subsidiaries, are newly formed entities with no separate operating history on which an investor may base its decision to invest. While private equity investments in companies with little or no operating history such as an investment in Units of the Company offers the opportunity for significant gains, such an investment can also involve a high degree of business and financial risk and can result in substantial loss, including the total loss of invested capital. Among these risks are the general risks associated with investing in companies at the early stage of development, companies operating at a loss or with substantial variations in operating results from period to period, and companies with the need for substantial additional capital to support expansion or to achieve or maintain a competitive position.

B. *No Assurances*. The Company will generally determine appropriate business decisions based primarily upon discretionary judgments by the Board of Managers. However, in all cases, the Board of Managers' judgments will be based upon uncertain forward-looking projections which are only estimates of future results based upon assumptions made at the time the projections are developed. There can be no assurance that the projected results will be obtained, and actual results may vary significantly from the projections. General economic conditions, which are not predictable, can have a material adverse impact on the accuracy of projections. While the Board of Managers of the Company intends to make business decisions that have estimated returns commensurate with the risks undertaken, there can be no assurances that any targeted returns will be achieved. In any given investment, total loss of invested capital is possible.

C. *Risk of Insufficient Funds*. There is no assurance that the capital raised in this Offering or in any subsequent capital calls or offerings by the Company will be sufficient to enable the Company to meet its objectives or to perform in a profitable manner. If the Company requires additional funds in the future, there can be no assurances that the Company will be able to obtain the required proceeds through loans or through additional capital infusion by private investors. In the event the Company is unable to obtain needed funds, this could have a material adverse effect on the operations of the business of the Company and its Subsidiaries.

D. *Limited Number of Investments*. The Company will participate in a limited number of investments and product lines and, as a consequence, the return of the Company may be substantially affected by the performance of a single investment or product line. Furthermore, to the extent the capital raised by the Company in this Offering or in any subsequent capital calls or offerings by the Company is less than targeted amounts, the Company may pursue less business and product lines thus becoming even less diversified than the Board of Managers of the Company would otherwise elect if sufficient funds were available.

E. *Need for Talented Personnel.* The Company will be highly dependent on the efforts of certain key personnel, including, but not limited to, Mark Sutherland. In order for the Company and its Subsidiaries to be successful, additional talented personnel may need to be hired and retained. There is no assurance that the Company and/or its Subsidiaries can hire and retain a sufficient number of personnel needed to be successful. Furthermore, the disability or death of certain employees, contractors or advisors could adversely affect the performance of the Company.

F. *Illiquid and Long-Term Investments; Limited Cash Flow*. An investment in the Company requires a long-term commitment, with no certainty of return. There are no assurances there will be any distributions available to Members of the Company. The Company's investments will be highly illiquid, and there can be no assurance that the Company will be able to realize on such investments in a timely manner, if at all. It is uncertain as to when profits, if any, will be realized. Units will not be readily marketable and are not transferable except with the consent of the Board of Managers of the Company, or as otherwise allowed under the terms of the Second Amended and Restated Operating Agreement of the Company. There will be no public market for the Units and no such market is expected to develop. The value of the Units and the Company as a whole will be difficult to value from time to time. The Units have not been registered under the Securities Act or the securities laws of any state or other jurisdiction, and cannot be resold unless they are subsequently registered under the Securities Act and applicable state securities laws or unless one or more exemptions from registration are available.

G.   *Securities Laws.* The Company and the Offering pursuant to these Offering Documents are subject to the rules and regulations issued and enforced by the United States Securities and Exchange Commission. THE UNITS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT IN RELIANCE UPON THE EXEMPTION SPECIFIED IN SECTION 4(2) OF SAID ACT AND IN RELIANCE UPON RULE 506 OF REGULATION D PROMULGATED PURSUANT TO SAID ACT; NOR HAVE THE UNITS BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES LAWS OF ANY STATE IN RELIANCE UPON EXEMPTIONS FROM REGISTRATION SPECIFIED UNDER APPLICABLE STATE LAWS AND REGULATIONS. IN GENERAL, SUCH EXEMPTIONS ARE AVAILABLE FOR SECURITIES TRANSACTIONS INVOLVING A LIMITED NUMBER OF INVESTORS AND NOT INVOLVING A PUBLIC OFFERING, PUBLIC SOLICITATION OR ADVERTISING OF ANY KIND. COMPLIANCE WITH THE TERMS OF SUCH EXEMPTIONS MEANS THAT UNITS MAY BE OFFERED AND SOLD ONLY TO INVESTORS WHO ARE PURCHASING FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TOWARD RESALE OR DISTRIBUTION. THERE IS NO ASSURANCE THAT THE SECURITIES AND EXCHANGE COMMISSION, OR THE SECURITIES ADMINISTRATOR OF ANY STATE IN WHICH THE UNITS ARE OFFERED OR SOLD, OR A MEMBER, MAY NOT CHALLENGE THE AVAILABILITY OF THE FOREGOING EXEMPTIONS, AND THAT SUCH CHALLENGE MAY NOT SUCCEED. WHETHER OR NOT SUCH A CHALLENGE WOULD SUCCEED, THE COMPANY COULD EXHAUST ALL OF ITS FUNDS IN CONJUNCTION WITH SUCH CHALLENGE. THE COMPANY HAS NOT OBTAINED AN OPINION OF COUNSEL AS TO THE AVAILABILITY OF SUCH EXEMPTIONS. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE UNITS AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THE UNITS HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

H.   *Risk of Loss*. Although the Company intends to purchase insurance coverage with respect to certain risks, liability lawsuits may occur, and the Company could exhaust all of its funds and resources defending itself as a result thereof.

I.   *Tax Risks*. No advice or representations concerning the tax consequences arising from an investment in the Company have been made by the Company or their agents. The tax consequences to an investor of an investment in the Company will depend on the investor's particular circumstances.

J.   *Use of Projections and Forward Looking Statements*. Any projections included in these Offering Documents or the attached exhibits are based upon assumptions that the Board of Managers of the Company believes to be reasonable, but which are inherently uncertain and unpredictable. The assumptions have not been reviewed or verified by any independent party. Such assumptions may be incomplete or inaccurate, and unanticipated events and circumstances are likely to occur. For these reasons, actual results achieved during the period covered by the projections are likely to vary from the projections and such variations may be material and adverse. The Company does not make any representations or warranties as to the accuracy or completeness of this information. Such information is presented as of the date hereof and is subject to change, completion or amendment without further notice.

K.   ***Price Paid for Units.***   The subscription price for each Unit of the Company constitutes the good faith estimate of the fair value of each Unit of the Company. However, there can be no assurance that the Units, even if the Units were transferable, could be sold for the price paid in accordance with this Offering.

L.   ***Company May Incur Debt.***   In lieu of raising all of the required capital through the sale of Units in this Offering, the Operating Agreement of the Company provides the Board of Managers of the Company with the right and discretion to borrow money from a Member, an affiliate of a Member, or any third party, which may include but shall not be limited to traditional banks and lenders, "mezzanine debt" lenders or private debt investors on terms agreed upon by the Board. The Company may issue notes, bonds, debentures or other debt instruments to investors or lenders to represent any such loans on such terms as may be agreed upon between the Board of the Company and such investor or lender. Any debt instruments issued by the Company will be superior in status to the Units with respect to any distribution of such Company's assets in the event of a liquidation of the Company or otherwise. The Company's potentially high level of leverage could restrict the Company's ability to borrow money as needed for operations and additional investments and may result in a substantial delay in the issuance of any Distributions to Members.

M.   ***Industry Specific Risks.***

     1.   ***Competition in the Spirits Industry***. The spirits industry is experiencing growth due, in part, to people shifting the location of their alcohol consumption from bars and restaurants to homes as a result of the COVID-19 pandemic. Consequently, competition in this industry is on the rise. There are a number of distillery competitors in the Ozark Highlands region of Missouri. There are also a number of wineries in this region with whom the Operating Company will compete with to attract visitors to its distillery. Furthermore, as a result of recent, public successes of influencer spirit projects, additional companies, including already established brands, could attempt to market themselves to influencers, similar to the Operating Company. The Operating Company's competitors may have access to greater financial, technical, marketing, sales, services and other resources than the Operating Company. Further, these competitors may be more effective at attracting influencers and selling commercial products and services in this industry.

     2.   ***Products May Not Be Accepted in the Market***. The Company cannot be certain that its current products or services it will offer to the public, or any other products or services it may market to the public, will achieve or maintain market acceptance by consumers. Furthermore, the Company cannot be certain that any Clients will elect to work with the Company to create a Private Label Brand.

     3.   ***Licenses and Compliance.***   The Operating Company and/or its Subsidiaries will be required to stay in strict compliance with federal, state and local regulations, including safety, insurance, record keeping and reporting requirements in order to maintain its licenses to serve alcohol on its premises and to manufacture alcohol. Failure to maintain such licenses or to comply with all such requirements could result in a closure of the business, fines, or prosecution of staff or other persons who fail to comply with such rules and regulations.

     4.   ***Safety Concerns.***   The consumption of alcohol on the Operating Company's premises raises safety concerns in several areas, including patrons' overconsumption of alcohol. The Operating Company's management will work with the Operating Company's staff to avoid any overconsumption of alcohol. Failure of the Operating Company to comply with all such regulations could have a material adverse effect on the operations of the business of the Operating Company.

     5.   ***Final Approval by Local Government.***   As soon as the purchase of the Real Property has been finalized, the Operating Company or its Subsidiaries will be required to submit applications and plans to the County of Franklin, Missouri for approval to build and operate the facility on the premises. While we are confident that we will be able to secure all required approvals, we do not have any guarantees.

N.   **_Force Majeure_**. The ultimate success of any effort, including that defined in these Offering Documents, is entirely subject to and at the risk of force majeure events including but not limited to: acts of God; acts of terrorism, war or the public enemy; pandemics; flood; earthquake; tornado; storm; fire; civil disobedience; insurrections; riots; labor disputes; labor or material shortages; sabotage; restraint by court order or public authority (whether valid or invalid), and action or non-action by or inability to obtain or keep in force the necessary governmental authorizations, permits, licenses, certificates or approvals, necessary for the proper running of the business. Such force majeure events could have a material adverse effect on the operations and profitability of the Company.

O.   **_Risk of Litigation._** The Operating Company will operate in a competitive market, in which companies commonly engage in litigation to enforce and/or defend their rights and interests, including intellectual property rights and competitive advantages. In the event the Operating Company, its Subsidiaries, or its management team engages in litigation to enforce or defend the rights and interests of the Company or its Subsidiaries, the Operating Company could exhaust substantial legal and other professional costs in such litigation. Such costs are not currently contemplated in the Business Plan or pro-forma financial statement analysis of the Operating Company or its Subsidiaries. The incurrence of such unexpected costs could adversely affect the performance of the Operating Company, potentially resulting in a total loss of a Member's investment in the Company.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified. Add additional lines and number as appropriate.

THE OFFERING

9. What is the purpose of this offering?
To raise capital sufficient to purchase a 1% Class CF Membership Interest in ParaVita, LLC, a Missouri company which owns and operates a distillery business in the State of Missouri

10. How does the issuer intend to use the proceeds of this offering?

STONE LEDGE SPIRITS COMPANY CF, LLC

Use of Offering Proceeds

	If Minimum Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	$ 50,000	$ 124,000
Net Proceeds of Offering	$ 50,000	$ 124,000
Purchase of Class CF Membership Interest Units in ParaVita, LLC	$ 50,000	$ 124,000
Total Use of Net Proceeds of Offering	$ 50,000	$ 124,000

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$	$
Less: Offering Expenses		
(A)		
(B)		
(C)		
Net Proceeds	$	$
Use of Net Proceeds		
(A)		
(B)		
(C)		
Total Use of Net Proceeds	$	$

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity.

11.   (a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used.
VAR

        (b) How will the issuer complete the transaction and deliver securities to the investors?
Signed Subscription Agreements will be collected through the funding portal.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

SUMMARY OF OFFERING

The following is a summary of the basic terms and conditions of a proposed offering of 100% of the Company in the form of Class B Membership Interest Units for $124,000.00 in the aggregate by Stone Ledge Spirits Company CF, LLC, a Missouri limited liability company (the "Company").

THIS TERM SHEET IS FOR DISCUSSION PURPOSES ONLY AND IS NOT BINDING ON THE COMPANY OR THE PROSPECTIVE INVESTORS. NEITHER THE COMPANY NOR ANY PROSPECTIVE INVESTORS SHALL BE OBLIGATED TO CONSUMMATE AN INVESTMENT UNTIL APPROPRIATE DOCUMENTATION HAS BEEN PROVIDED TO PROSPECTIVE INVESTORS.

Securities Offered:	Membership Interest Units (the "Units") totaling 100% of the Company's total Class B membership interest units (assuming all Units are fully subscribed for).
Offering Price:	$100.00 per Unit
Minimum Investment:	$500.00
Minimum Offering:	$50,000.00
Capital Structure:	The Company has a single class of Membership Interests. No Membership Interest Units have been issued prior to this Offering. Up to $124,000.00 of Units totaling 100% of the Company's aggregate Class B Membership Interests will be sold pursuant to this offering. The Company's Operating Agreement sets forth the rights with respect to the Company's Class B Membership Interests.
Corporate Governance:	The Company is managed by Mark Sutherland.

Terms of Units:

Distributions The Company's Board of Managers, in its discretion, shall distribute to those who are Members on the date of the distribution, such amounts as the Board determines in its discretion are available for distribution from the Company's Net Operating Cash Flow or from other Company funds, after allowing for such reserves and working capital as the Board shall consider in its discretion to be in the best interests of the Company ("Net Operating Cash Flow Event"), to be shared by them in proportion to their then Percentage Interests.

Any net proceeds resulting from a refinance, sale, transfer, exchange or other disposition or condemnation of all or substantially all of the Company's assets or properties, may in the Board's sole discretion be distributed to the

Members on the date of such Distribution as follows: (a) upon the occurrence of a Liquidation Event, as defined in Section 10.1 of the Company's Operating Agreement, the proceeds shall first be paid as required in Section 10.3 thereof; (b) then, except as provided in Section 6.2(a) thereof, when Adjusted Capital Contributions for the Members as a group are greater than zero the proceeds shall then be distributed to the Members to the extent of and in proportion to their individual Adjusted Capital Contributions until reduced to zero; and (c) thereafter, any remaining proceeds shall be distributed to the Members in proportion to their then Percentage Interests.

The Company shall retain funds necessary to cover its reasonable business needs, which shall include provisions for the payment, when due, of obligations of the Company, including obligations and/or distributions owed to Members, and may retain funds for any other Company purposes. Reserves may include, but are not limited to, (i) all debts and obligations of the Company, including debts being refinanced, (ii) all costs, fees, and expenses incurred in connection with the receipt or collection of proceeds from refinancing, and (iii) any fees owed to the Manager. The amounts of such reserves and the purposes for which such reserves are made shall be determined by the Manager in their sole discretion.

To the extent the discretionary distributions made to Members during the prior calendar year and the period through March 31 of the then current year are not otherwise sufficient to those Members receiving allocations of items of income or gain in the immediately preceding calendar year to enable them to cover any federal and state tax liability created due to ownership of Units during such prior calendar year, the Manager may make tax distributions from available cash to Members annually. Any such distribution will be treated as an advance against distributions otherwise payable to such Member based on a state and federal calculation by the Manager in its discretion, with the same federal and state tax rates to be applied to all Members.

The Company intends to be treated as a partnership for federal (and analogous state and local) income tax purposes. Under federal income tax law, a partnership is not a taxable entity. Instead, items of partnership income, gain, loss, deduction or credit flow through to the partners. Each Member will be required to report on his income tax return each year his distributive share of the Company's income, gains, losses and deductions for that year, whether or not cash is actually distributed to him. Consequently, a Member may be allocated income from the Company although he has not received a cash distribution in respect of such income. Members are responsible to pay their own proportionate tax on reported income.

Management/ Voting Rights

The Company shall be manager-managed. Members shall not have voting rights.

Operating Agreement:

Prior to the closing of any sale of any Units the Company will provide prospective investors with a copy of its Operating Agreement, which will incorporate the terms described herein in all material respects. In order to invest in the Company, you will be required to sign the Operating Agreement.

Restrictions on Transfer:

We will be offering the Units pursuant to certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. Therefore, the Units will not be registered with the SEC, and will be deemed "restricted securities" under the Securities Act. You will not be able to re-sell or transfer your Units except as permitted under the Securities Act and applicable state securities laws, pursuant to registration or exemption therefrom.

In addition, any transfer of Units will need to comply with the transfer restrictions that will be contained within Article 7 of the Company's Operating Agreement. These restrictions specify that save and except for transfers to existing members of the Company, the Company and the other members, respectively, have the right to purchase the membership interest units of a member subject to certain events of transfer as specified therein. The Operating Agreement will include additional detail on these transfer restrictions.

Perks:

There are certain perks based on your level of investment.

Collector - $500+

- Your name on the "founders wall" at our Missouri distillery (once built)

- A signed bottle of Stowloch Whiskey from Batch 1

Member - $1,000+

- All the perks of Collector level
- Membership at our Missouri distillery (once built)
- 10% discount on all purchases at Stone Ledge Distillery
- Invitation to an annual event at Stone Ledge Distillery
-

Vodka Member - $2,500+

- All the perks of Member level
- 20% discount on all purchases at Stone Ledge Distillery
- Annual distribution of a bottle of limited-edition vodka

Whiskey Member - $5,000+

- All the perks of Vodka Member level
- Annual distribution of a bottle of limited-edition whiskey
- An assigned barrel, named after you, that you can follow from ground to glass
- One-time barrel selection whiskey distribution. Once "your" barrel ages to 4 years, you receive 10 bottles of whiskey from that barrel.

Barrel Member - $10,000+

- All the perks of Whiskey Member level
- Complimentary private event space reservation at Stone Ledge Distillery once per year
- One-time $1,800 "barrel aging" bonus dividend after your membership "ages" to at least 4 years

THE UNITS OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. NO INVESTMENT IN THE UNITS SHOULD BE MADE BY ANY PERSON NOT FINANCIALLY ABLE TO LOSE THE ENTIRE AMOUNT OF ITS INVESTMENT. SEE THE "RISK FACTORS" CONTAINED HEREIN.

14. Do the securities offered have voting rights? ☐ Yes   ☒ No

15. Are there any limitations on any voting or other rights identified above? ☒ Yes   ☐ No
Explain: <u>See Operating Agreement</u>

16. How may the terms of the securities being offered be modified?
Any material changes to this offering will be communicated through the Funding Portal giving unsubscribed investors an opportunity to positively accept the modifications, reject them, or have their investment commitment automatically refunded.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

STONE LEDGE SPIRITS COMPANY CF, LLC
CAPITALIZATION
As of May 17, 2023

Member Name and Address	**Units**
ParaVita, LLC 524 Rooster Ridge Court Defiance, Missouri 63341	100 Class A

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference):				
VAR_____			YNVAR	YNVAR Specify: VAR_____
VAR_____			YNVAR	YNVAR Specify: VAR_____
Common Stock:			YNVAR	YNVAR Specify: VAR_____
Debt Securities:			YNVAR	YNVAR Specify: VAR_____
Other:			YNVAR	YNVAR Specify: VAR_____
VAR_____			YNVAR	YNVAR Specify: VAR_____
VAR_____			YNVAR	YNVAR Specify: VAR_____

Class of Security	**Securities Reserved for Issuance upon Exercise or Conversion**
Warrants:	
Options:	
Other Rights:	

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?
See Term Sheet for Details

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☒ No
Explain: _____

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.
The selection of an offering price was based on similar precedent transactions.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
Investors in this offering will be subject to the decisions of the manager of the Company and voting members as to a variety of issues including but not limited to the transactions in which the Company invests, additional issuances of securities (which may dilute the investors' interests in the Company), a sale of the issuer (whether it be a sale of assets or stock of the issuer) and other transactions with related parties.

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

See Operating Agreement

24. Describe the material terms of any indebtedness of the issuer:
None

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
	$VAR	VAR		
	$VAR	VAR		
	$VAR	VAR		

25. What other exempt offerings has the issuer conducted within the past three years?:

Not applicable

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
			$VAR	
			$VAR	
			$VAR	

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    (1) any or officer of the issuer;
    (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    (4) any immediate family member of any of the foregoing persons.
If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Not applicable			

INSTRUCTIONS TO QUESTION 26:

The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer form at.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a co-habitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes   ☒ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations. The company is a startup entity and has limited capital and liquidity and no assets or liabilities

INSTRUCTIONS TO QUESTION 28:

The discussion must cover each year for which financial statements are provided. Include a discussion of any known material changes or trends in the financial condition and results of operations of the issuer during any time period subsequent to the period for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges.

For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future.

Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders.

References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Stone Ledge Spirits Company CF, LLC

Balance Sheet

April-May 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking- Central Bank	100.00
Escrow	0.00
Total Bank Accounts	**$100.00**
Accounts Receivable	
Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Due From HGS	0.00
Inventory	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$100.00**
Other Assets	
Start Up Costs	0.00
Total Other Assets	**$0.00**
TOTAL ASSETS	**$100.00**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Citi Credit Card	0.00
Total Credit Cards	**$0.00**
Other Current Liabilities	
Due From ParaVita LLC	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
Member Contribution- ParaVita LLC	100.00
Total Equity	**$100.00**
TOTAL LIABILITIES AND EQUITY	**$100.00**

Stone Ledge Spirits Company CF, LLC

Profit and Loss

April-May 2023

	TOTAL
Income	
Revenue	0.00
Total Income	**0.00**
Cost of Goods Sold	
Cost of Goods Sold	0.00
Total Cost of Goods Sold	**0.00**
GROSS PROFIT	**$0.00**
Expenses	
Advertising and Promotion	0.00
Auto and Truck Expenses	0.00
Bank Service Charges	0.00
Contractor Expense	0.00
Engineering and Design Expense	0.00
Investor Relations	0.00
Legal Expense	0.00
Meals and Entertainment	0.00
Misc. Expense	0.00
Printing and Reproduction	0.00
Professional Fees	0.00
Shipping and Delivery Expense	0.00
Software Subscriptions	0.00
Travel Expense	0.00
Total Expenses	**0.00**
NET OPERATING INCOME	**$0.00**
Other Income	
Interest Income	0.00
Total Other Income	**$0.00**
NET OTHER INCOME	**$0.00**
NET INCOME	**$0.00**

Stone Ledge Spirits Company CF, LLC

Statement of Cash Flows

April-May 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**0.00**
Net cash provided by operating activities	**$ 0.00**
INVESTING ACTIVITIES	
Start Up Costs	0.00
Net cash provided by investing activities	**$ 0.00**
FINANCING ACTIVITIES	
Member Contribution- ParaVita LLC	100.00
Net cash provided by financing activities	**$100.00**
NET CASH INCREASE FOR PERIOD	**$100.00**
Cash at beginning of period	0.00
CASH AT END OF PERIOD	**$100.00**

Stone Ledge Spirits Company/ParaVita

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking- Central Bank	58,917.80
Escrow	90,354.97
Total Bank Accounts	**$149,272.77**
Accounts Receivable	
Accounts Receivable	1,406.00
Total Accounts Receivable	**$1,406.00**
Other Current Assets	
Due From HGS	0.00
Inventory	8,348.00
Prepaid Vodka	52,350.00
Total Other Current Assets	**$60,698.00**
Total Current Assets	**$211,376.77**
Other Assets	
Start Up Costs	36,757.35
Total Other Assets	**$36,757.35**
TOTAL ASSETS	**$248,134.12**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Citi Credit Card	415.77
Total Credit Cards	**$415.77**
Other Current Liabilities	
Due From Retreat LLC	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$415.77**
Total Liabilities	**$415.77**
Equity	
Member Contribution- Retreat	27,681.76
Member Contribution- Sauma Ware	300,000.00
Retained Earnings	0.00
Net Income	-79,963.41
Total Equity	**$247,718.35**
TOTAL LIABILITIES AND EQUITY	**$248,134.12**

Stone Ledge Spirits Company/ParaVita

Profit and Loss

January - December 2022

	TOTAL
Income	
Revenue	2,206.00
Total Income	**$2,206.00**
Cost of Goods Sold	
Cost of Goods Sold	3,297.99
Total Cost of Goods Sold	**$3,297.99**
GROSS PROFIT	**$ -1,091.99**
Expenses	
Advertising and Promotion	12,188.24
Auto and Truck Expenses	635.26
Bank Service Charges	78.05
Contractor Expense	38,462.50
Engineering and Design Expense	6,140.50
Investor Relations	1,610.65
Legal Expense	12,037.25
Meals and Entertainment	1,897.09
Misc. Expense	231.42
Printing and Reproduction	316.73
Professional Fees	2,647.00
Shipping and Delivery Expense	428.57
Software Subscriptions	1,010.91
Travel Expense	1,562.22
Total Expenses	**$79,246.39**
NET OPERATING INCOME	**$ -80,338.38**
Other Income	
Interest Income	374.97
Total Other Income	**$374.97**
NET OTHER INCOME	**$374.97**
NET INCOME	**$ -79,963.41**

Stone Ledge Spirits Company/ParaVita

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-79,963.41
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-1,406.00
Due From HGS	-32,361.61
Inventory	-8,348.00
Prepaid Vodka	-52,350.00
Citi Credit Card	415.77
Due From Retreat LLC	-1,150.05
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-95,199.89**
Net cash provided by operating activities	**$ -175,163.30**
INVESTING ACTIVITIES	
Start Up Costs	-30,020.85
Net cash provided by investing activities	**$ -30,020.85**
FINANCING ACTIVITIES	
Member Contribution- Retreat	22,405.87
Member Contribution- Sauma Ware	300,000.00
Retained Earnings	51.05
Net cash provided by financing activities	**$322,456.92**
NET CASH INCREASE FOR PERIOD	**$117,272.77**
Cash at beginning of period	32,000.00
CASH AT END OF PERIOD	**$149,272.77**

Statement of Owners Equity – ParaVita, LLC
As of 5/19/23

- The Retreat LLC – 51%
- Kyle Harlan – 4%
- Joe Sauma – 2%

43% of the company remains available for outside investors. Until units are subscribed, The Retreat LLC maintains control of the 43%.

Statement of Owners Equity – Stone Ledge Spirits Company CF, LLC
As of 5/19/23

- ParaVita, LLC – 100%

Aggregate Offering Amount (defined below):	Financial Information Required:	Financial Statement Requirements:
(a) $124,000 or less:	VAR The following information or their equivalent line items as reported on the federal income tax return filed by the issuer for the most recently completed year (if any): o Total income o Tax able income; and o Total tax; certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns; and VAR Financial statements of the issuer and its predecessors, if any.	Financial statements must be certified by the principal executive officer of the issuer as set forth below. If financial statements are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit or review report and need not include the information reported on the federal income tax returns or the certification of the principal executive officer.
(b) More than $124,000, but not more than $618,000:	VAR Financial statements of the issuer and its predecessors, if any.	Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.
(c) More than $618,000:	VAR Financial statements of the issuer and its predecessors, if any.	If the issuer **has** previously sold securities in reliance on Regulation Crowdfunding: Financial statements must be **audited** by a public accountant that is independent of the issuer and must include a signed audit report. If the issuer **has not** previously sold securities in reliance on Regulation Crowdfunding and it is offering more than $618,000 but not more than $1,235,000: Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.

INSTRUCTIONS TO QUESTION 29: To determine the financial statements required, the Aggregate Offering Amount for purposes of this Question 29 means the aggregate amounts offered and sold by the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer in reliance on Section 4(a)(6) of the Securities Act within the preceding 12-month period plus the current maximum offering amount provided on the cover of this Form.

To determine whether the issuer has previously sold securities in reliance on Regulation Crowdfunding for purposes of paragraph (c) of this Question 29, "issuer" means the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer.

Financial statements must be prepared in accordance with U.S. generally accepted accounting principles and must include balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stock holders' equity and notes to the financial statements. If the financial statements are not audited, they shall be labeled as "unaudited."

Issuers offering securities and required to provide the information set forth in row (a) before filing a tax return for the most recently completed fiscal year may provide information from the tax return filed for the prior year (if any), provided that the issuer provides information from the tax return for the most recently completed fiscal year when it is filed, if filed during the offering period. An issuer that requested an ex tension of the time to file would not be required to provide information from the tax return until the date when the return is filed, if filed during the offering period.

A principal executive officer certifying financial statements as described above must provide the following certification**:

I, [identify the certifying individual], certify that:

(1) the financial statements of [identify the issuer] included in this Form are true and complete in all material respects; and

(2) the tax return information of [identify the issuer] included in this Form reflects accurately the information reported on the tax return for [identify the issuer] filed for the fiscal year ended [date of most recent tax return].

[Signature]

[Title]

** Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

To qualify as a public accountant that is independent of the issuer for purposes of this Question 29, the accountant must satisfy the independence standards of either:

(i) Rule 2-01 of Regulation S-X or

(ii) the AICPA.

The public accountant that audits or reviews the financial statements provided by an issuer must be (1) duly registered and in good standing as a certified public accountant under the laws of the place of his or her residence or principal office or (2) in good standing and entitled to practice as a public accountant under the laws of his or her place of residence or principal office.

An issuer will not be in compliance with the requirement to provide reviewed financial statement if the issuer received a review report that includes modifications. An issuer will not be in compliance with the requirement to provide audited financial statements if the issuer received a qualified opinion, an adverse opinion, or a disclaim er of opinion.

The issuer must notify the public accountant of the issuer's intended use of the public accountant's audit or review report in the offering.

For an offering conducted in the first 120 days of a fiscal year, the financial statements provided may be for the two fiscal years prior to the issuer's most recently completed fiscal year; however, financial statements for the two most recently completed fiscal years must be provided if they are otherwise available. If more than 120 days have passed since the end of the issuer's most recently completed fiscal year, the financial statements provided must be for the issuer's two most recently completed fiscal years. If the 120th day falls on a Saturday, Sunday, or holiday, the next business day shall be considered the 120th day for purposes of determining the age of the financial statements.

An issuer may elect to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002 is required to comply with such new or revised accounting standard, if such standard al so applies to companies that are not issuers. Issuers electing such ex tension of time accommodation must disclose it at the time the issuer files its offering statement and apply the election to all standards. Issuers electing not to use this accommodation must forgo this accommodation for all financial accounting standards and may not elect to rely on this accommodation in any future filings.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated

in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

   (i) in connection with the purchase or sale of any security? ☐ Yes ☒ No
   (ii) involving the making of any false filing with the Commission? ☐ Yes ☒ No
   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   (i) in connection with the purchase or sale of any security? ☐ Yes ☒ No
   (ii) involving the making of any false filing with the Commission? ☐ Yes ☒ No
   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

   (i) at the time of the filing of this offering statement bars the person from:

     (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☒ No

     (B) engaging in the business of securities, insurance or banking? ☐ Yes ☒ No

     (C) engaging in savings association or credit union activities? ☐ Yes ☒ No

   (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

   (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☒ No
   (ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☒ No
   (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?
     ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

   (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No

(ii) Section 5 of the Securities Act? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes   ☒ No
If Yes, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes   ☒ No
If Yes, explain: _____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes   ☒ No
If Yes, explain: _____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

   (1) any other material information presented to investors; and
   (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

MATERIAL DOCUMENTS

1. **ARTICLES OF ORGANIZATION – STONE LEDGE SPIRITS COMPANY CF, LLC**

2. **STONE LEDGE SPIRITS COMPANY CF, LLC OPERATING AGREEMENT**

3. **PARAVITA, LLC THIRD AMENDED AND RESTATED OPERATING AGREEMENT**



State of Missouri
John R. Ashcroft, Secretary of State
Corporations Division
PO Box 778 / 600 W. Main St., Rm. 322
Jefferson City, MO 65102

LC014457835
Date Filed: 4/20/2023
John R. Ashcroft
Missouri Secretary of State

Articles of Organization

(Submit with filing fee of $105.00)

1. The name of the limited liability company is
STONE LEDGE SPIRITS COMPANY CF, LLC
(Must include "Limited Liability Company," "Limited Company," "LC," "L.C.," "L.L.C.," or "LLC")

2. The purpose(s) for which the limited liability company is organized:

The transaction of any lawful business for which a limited liability company may be organized under the Missouri Limited Liability Company Act, Chapter 347 RSMo.

3. The name and address of the limited liability company's registered agent in Missouri is:

Name	Street Address: May not use PO Box unless street address also provided	City/State/Zip
Mark Sutherland	524 Rooster Ridge Ct	Defiance, MO 63341-2023

4. The management of the limited liability company is vested in: ☐ managers ☒ members *(check one)*

5. The events, if any, on which the limited liability company is to dissolve or the number of years the limited liability company is to continue, which may be any number or perpetual: Perpetual
(The answer to this question could cause possible tax consequences, you may wish to consult with your attorney or accountant)

6. The name(s) and street address(es) of each organizer *(PO box may only be used in addition to a physical street address)*:
(Organizer(s) are not required to be member(s), manager(s) or owner(s)

Name	***Address***	***City/State/Zip***
O'Brien, Jeffrey C.	100 Washington Ave S Ste 1700	Minneapolis MN 55401-2138

7. ☐ Series LLC (OPTIONAL) Pursuant to Section 347.186, the limited liability company may establish a designated series in its operating agreement. The names of the series must include the full name of the limited liability company and are the following:

New Series:
☐ The limited liability company gives notice that the series has limited liability.

New Series:
☐ The limited liability company gives notice that the series has limited liability.

New Series:
☐ The limited liability company gives notice that the series has limited liability.

(Each separate series must also file an Attachment Form LLC 1A.)

Name and address to return filed document:
Name: Teeda Barclay
Address: Email: tbarclay@chestnutcambronne.com
City, State, and Zip Code:

LLC-1 (10/2020)

8. Principal Office Address (OPTIONAL) of the limited liability company (PO Box may only be used in addition to a physical street address):

524 Rooster Ridge Ct   Defiance, MO 63341-2023

Address (PO Box may only be used in conjunction with a physical street address)   *City/State/Zip*

9. The effective date of this document is the date it is filed by the Secretary of State of Missouri unless a future date is otherwise indicated: :

(Date may not be more than 90 days after the filing date in this office)

In Affirmation thereof, the facts stated above are true and correct:

(The undersigned understands that false statements made in this filing are subject to the penalties provided under Section 575.040, RSMo)

All organizers must sign:

Jeffrey C. O'Brien   JEFFREY C. O'BRIEN   04/20/2023

Organizer Signature   *Printed Name*   *Date of Signature*

STATE OF MISSOURI



John R. Ashcroft
Secretary of State

CERTIFICATE OF ORGANIZATION

WHEREAS,

STONE LEDGE SPIRITS COMPANY CF, LLC
LC014457835

filed its Articles of Organization with this office on the 20th day of April, 2023, and that filing was found to conform to the Missouri Limited Liability Company Act.

NOW, THEREFORE, I, John R. Ashcroft, Secretary of State of the State of Missouri, do by virtue of the authority vested in me by law, do certify and declare that on the 20th day of April, 2023, the above entity is a Limited Liability Company, organized in this state and entitled to any rights granted to Limited Liability Companies.

IN TESTIMONY WHEREOF, I hereunto set my hand and cause to be affixed the GREAT SEAL of the State of Missouri. Done at the City of Jefferson, this 20th day of April, 2023.



Secretary of State



OPERATING AGREEMENT

OF

STONE LEDGE SPIRITS COMPANY CF, LLC

THE LIMITED LIABILITY COMPANY UNITS CONTEMPLATED IN THIS SECOND AMENDED AND RESTATED OPERATING AGREEMENT HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE IN RELIANCE UPON EXEMPTIONS UNDER SUCH LAWS. THE SALE OR OTHER DISPOSITION OF SUCH UNITS IS RESTRICTED AS STATED IN THIS SECOND AMENDED AND RESTATED OPERATING AGREEMENT. BY ACQUIRING THE UNITS REPRESENTED BY THIS SECOND AMENDED AND RESTATED OPERATING AGREEMENT, EACH MEMBER REPRESENTS THAT IT WILL NOT SELL OR OTHERWISE DISPOSE OF SUCH UNITS OTHER THAN IN COMPLIANCE WITH THE PROVISIONS OF THIS SECOND AMENDED AND RESTATED OPERATING AGREEMENT, THE AFORESAID ACTS AND LAWS AND THE RULES AND REGULATIONS ISSUED THEREUNDER.

OPERATING AGREEMENT
OF
STONE LEDGE SPIRITS COMPANY CF, LLC
a Missouri limited liability company

THIS OPERATING AGREEMENT ("Agreement") of Stone Ledge Spirits Company CF, LLC, a Missouri limited liability company ("Company"), is made and entered into by and among those Persons identified on Exhibit A attached hereto (hereafter collectively, together with such other persons who may hereafter become Members or successors to Members as provided herein, referred to as "Members" or individually as "Member"). This Agreement shall be effective as of April 20, 2023 (the "Effective Date").

WHEREAS, the Company was formed as a limited liability company under the Act on April 20, 2023;

WHEREAS, the Members desire to adopt this Agreement as the Operating Agreement governing the Company under the Act from and after the Effective Date of this Agreement;

NOW THEREFORE, in consideration of the recitals set forth above and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members hereby adopt this Agreement as the Operating Agreement of the Company:

ARTICLE I
ORGANIZATION

Section 1.1   Formation of the Company.

(a)   On April 20, 2023, the Company was formed by executing and delivering Articles of Organization to the Missouri Secretary of State in order to constitute the Company as a Missouri limited liability company;

(b)   The Members hereby ratify, approve, and confirm all documents executed, acknowledged, and/or delivered and all acts, agreements, purchases, and other actions taken in connection with the organization of the Company; and

(c)   The Board of Managers is hereby authorized and directed to do or cause to be done on behalf of the Company all such actions and to make, execute, and/or deliver or cause to be made, executed, and/or delivered all such contracts, instruments, documents, agreements, writings, or communications as the Board deems in its discretion to be necessary, advisable, or appropriate for the Company to negotiate and enter into and carry out the stated purposes described in Section 1.4.

Section 1.2   Name. The Business of the Company shall be conducted under the name of "Stone Ledge Spirits Company CF, LLC" and such trade name(s) as the Board deems appropriate in connection therewith.

Section 1.3   Term. The term of the Company shall commence on the date of filing the Articles of Organization with the Missouri Secretary of State and shall continue perpetually until the date the Company is terminated, as provided in Article X.

Section 1.4   Purposes. The character of the business of the Company and the purposes for which the Company are formed is as set forth in the Company's Articles of Organization, as they may be amended from time to time, and to transact any and all lawful business for which a limited liability company may be organized under the Act and exercise all rights and to engage in all activities related thereto (collectively, the "Business").

Section 1.5   Principal Place of Business. The principal place of business of the Company shall be at such location as may be hereafter determined by the Board.

Section 1.6   Registered Agent and Registered Office. The name of the Company's registered agent for service of process in Missouri and the address of the Company's registered office shall be as set forth in the Company's Articles of Organization, as amended from time to time; provided, however, that the Board may change such registered agent and/or registered office, at any time, by making all appropriate filings.

Section 1.7   Definitions. Capitalized terms used in this Agreement and not otherwise defined herein have the meaning ascribed to such terms in Appendix 1 to this Agreement. The definitions in Appendix 1 shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun used herein shall include the corresponding masculine, feminine, and neuter forms. The words "include," "includes," and "including" shall be deemed to be followed by the phrase "without limitation." The words "herein," "hereof," "hereunder," and similar terms shall refer to this Agreement, unless the context otherwise requires.

ARTICLE II
CAPITALIZATION; UNITS

Section 2.1   Units. Membership in the Company shall be represented by Units, which may be issued to Members of the Company in consideration for Capital Contributions, services provided to or for the Company or such other consideration as the Board shall deem appropriate.

Section 2.2   Founding Members.

(a)   In connection with the formation of the Company, the Company issued ParaVita, LLC (the "Founding Members" or each a "Founding Member") One Hundred (100) Class A Units in consideration for each Founding Member's Capital Contributions to the Company of cash, tangible property, certain rights to acquire inventory and personal and real property, and certain valuable intangible and intellectual property essential to the existence and future operations of the Company, none of which the Company would otherwise have the right to but for the contribution by each Founding Member.

Section 2.3   Initial Offering. In addition to those Units issued pursuant to Section 2.2 above, the Company initially anticipates issuing and selling additional Units, not to exceed Two Hundred (200) Units in the aggregate, in consideration for a maximum aggregate Capital Contribution equal to One Hundred Thousand Dollars ($100,000). The price per Unit in the Initial Offering shall be Five Hundred Dollars ($500) per Unit. A Member's Capital Contribution shall be made concurrently with his, her or its delivery to the Company of an executed Subscription Agreement and an Investor Questionnaire; provided, however that the Board may elect in its sole discretion to accept the Member's Subscription Agreement but delay the date by which the Member must make some or all of his, her or its Capital Contribution to the Company until such later date as the Company requires the cash Capital Contribution. The Board may cause the Company to effectuate an initial interim closing for the Units in the Initial Offering at any time after the Board has accepted adequate Subscription Agreements for Capital Contributions to commence implementation of the Company's business plan in the discretion of the Board (the "Initial Closing"). Thereafter, the Board shall have the right in the Board's discretion to effectuate one or more subsequent interim closings from time to time upon receiving additional subscriptions for Units at any time. On each Closing Date for any subscriptions for Units in this Section 2.3, the subscribers' cash contributions to the Company for Units shall be transferred to the Company as Capital Contributions.

Section 2.4   Intentionally Omitted.

Section 2.5   Reserved Units.

(a)   All Units available for subscription pursuant to the Initial Offering and granted to a non-Member participant of the Advisory Board shall be held in reserve (the "Reserve Units") until such time as the Units are issued to a subscriber or grantee. Until such subscription or grant has occurred, the profits, losses, allocation of Percentage Interest, tax attributes, voting rights, Distributions, obligations, and other rights associated with the Reserved Units shall be allocated to ParaVita, LLC.

(b)   If, upon the final closing of the Initial Offering, all Units available for subscription in the Initial Offering were not subscribed for (the "Remaining Initial Offering Units"), the Remaining Initial Offering Units shall be transferred to ParaVita, LLC.

Section 2.6   No Required Additional Capital Contributions. Subject to the non-dilution provisions in Section 2.9, no Member or Assignee shall be required to or shall make any additional Capital Contributions to the Company.

Section 2.7   Return of Capital. No Member or Assignee shall be entitled to the return of all or any part of such Member's or Assignee's Capital Contribution prior to the termination of the Company, except as otherwise expressly provided herein.

Section 2.8   Loans and Interest. During the term of the Company, no interest shall be allowed to any Member upon the amount of such Member's Capital Account or Capital Contributions. The Company may borrow funds from a Member or an Affiliate of a Member on terms agreed upon by the Board and such borrowing shall bear interest at the lesser of (a) the corporate base interest rate announced by the primary bank of the Company plus one percent (1%) or (b) the maximum interest that may be charged on such indebtedness under the applicable usury law. The Board shall offer the opportunity for each Member to participate in the provision of the loan. The Board shall have the right to authorize and cause the Company to compensate any Member designated by the Board and approved by the Company's lender(s) who guarantees or provides collateral to secure any debt of the Company or debt of any subsidiary of the Company.

ARTICLE III
CAPITAL ACCOUNTS

Section 3.1   Capital Accounts.   A capital account ("Capital Account") shall be established and maintained for each Member, consistent with the provisions of ARTICLE III, and adjusted in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv) and in accordance with the following provisions of this Agreement (and for purposes of this ARTICLE III, the term "Member" shall include an Assignee):

(a)   To each Member's Capital Account, there shall be credited such Member's cash Capital Contributions; the fair market value of tangible and intangible property contributed by each Member to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Section 752 of the Code); the fair market value of services contributed by each Member in exchange for Interest; such Member's distributive share of Company income or gain (or items thereof), including income and gain exempt from tax; and, in the event the adjusted tax basis of any Company property described in Section 46 of the Code which has been placed in service by the Company is increased pursuant to Section 50(c) of the Code, such Member's share of such basis increase (determined by allocating such increase among the Members in the same proportions as the investment tax credit that is recaptured with respect to such property is shared among the Members).

(b)   To each Member's Capital Account there shall be debited the amount of Distributions to such Member pursuant to any provision of this Agreement; such Member's distributive share of Company losses and deductions (or items thereof); such Member's distributive share of Company expenditures described in Section 705(a)(2)(B) of the Code; and, in the event the adjusted tax basis (or cost) of any Company property described in Section 46 of the Code is reduced pursuant to Section 50(c) of the Code, such Member's share of such reduction (determined by allocating such reduction among the Members in the same proportions as the basis (or cost) of such property is allocated pursuant to Treas. Reg. §1.46-3(f)(2)(i)).

(c)   Except as provided in subsection (d) below, upon the transfer by a Member of such Member's Interest, the Capital Account of the transferor shall be transferred to the Assignee or Substitute Member. An election under Section 754 of the Code shall have no effect on an Assignee's or Substitute Member's Capital Account, and the credits and debits to the Capital Account required by this ARTICLE III shall be determined without regard to any such election.

(d)   Upon the occurrence of any event described in Treas. Reg. §1.704-1(b)(2)(iv)(f)(5) (or any corresponding successor provision) such as the liquidation of a Member's Interest, additional Capital Contributions other than on a pro-rata basis or certain admissions of

5

one or more Members into the Company, all Members' Capital Accounts may, to the extent necessary or appropriate to reflect the relative economic interests of the Members, be increased or decreased to reflect a revaluation of Company property. Any such adjustment(s) to Capital Accounts may be based on the value of Company property as of the date of the adjustment and may reflect the manner in which unrealized income, gain, loss or deduction inherent in such property (that has not been reflected in Capital Accounts previously) would be allocated among the Members as if there were a taxable disposition of such property for such fair market value on that date. After any such revaluation, the Members' Capital Accounts may be subsequently adjusted for book depreciation, depletion, amortization, and gain or loss with respect to the Company property.

(e) No Member shall be required to restore any deficit in such Member's Capital Account or bring such Member's Capital Account into parity with the Capital Account of other Members.

(f) The foregoing provisions, and the other provisions of this Agreement relating to the maintenance of Capital Accounts, are intended to comply with Treas. Reg. §1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations.

ARTICLE IV
PERCENTAGE INTERESTS

Section 4.1   Percentage Interests. Subject to Section 2.5, the "Percentage Interest" of each Member shall be determined by dividing the number of Units held by such Member by the aggregate number of Units held by all of the Members at such time.

ARTICLE V
ALLOCATIONS

Section 5.1   Special Allocations. Notwithstanding any provision in Sections 5.2 through 5.4 to the contrary, at any time the total Distributions received by an Initial Offering Member is less than the cash Capital Contributions contributed to the Company by the Initial Offering Member, all Net Profits and Net Losses allocated pursuant to this ARTICLE V shall be first allocated to such Initial Offering Member in proportion to their Initial Offering Percentage Interest.

Section 5.2   Allocations of Net Profits and Net Losses. Except as otherwise expressly provided in this Agreement, Net Income and Net Losses shall be allocated to the Members in direct proportion that their Membership Units bear to the outstanding Membership Units. Allocations for federal income tax purposes shall be made in accordance with the requirements of Treasury Regulations under the Code.

Section 5.3   Curative Allocations.

(a) The Company shall allocate Net Profits (or items thereof) and Net Losses (or items thereof) in accordance with the Tax Regulation Allocations for purposes of maintaining Capital Accounts to comply with Treasury Regulations under Code section 704(b).

6

(b)   The Tax Regulation Allocations are intended to comply with certain requirements of Treasury Regulations sections 1.704-1(b) and 1.704-2.

(c)   The Tax Regulation Allocations may not be consistent with the manner in which the Members intend to divide Company Distributions. Accordingly, the Board, to the extent not inconsistent with Code section 704(b) and the corresponding Treasury Regulations, is authorized to make allocations of Company Net Profits and Net Losses among the Members so as to effect the economic objectives of the Members, and to offset any distortion of such objectives resulting from the Tax Regulation Allocations.

Section 5.4   Tax Allocations.

(a)   Except as otherwise provided in this Section 5.3, all items of Company income, gain, loss, and deduction for income tax purposes shall be allocated among the Members in the same manner as they share correlative items of Net Profit and Net Loss as computed for Capital Accounts for the relevant taxable year (or other relevant period), except that if any such allocation is not permitted by the Code or other applicable law, the Company's subsequent items of Company income, gain, loss, and deductions will be allocated among the Members so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(b)   In accordance with Code sections 704(b) and 704(c) and the Treasury Regulations thereunder, items of taxable income, gain, loss and deduction with respect to any Company asset other than money that has been contributed to the Company by a Member or revalued on the books of the Company shall, solely for income tax purposes, be allocated among the Members so as to take into account the difference between the asset's adjusted tax basis immediately before the contribution or revaluation and the Gross Asset Value of such asset, using any method permitted by the Treasury Regulations and selected by the Board.

(c)   Allocations pursuant to this Section are solely for purposes of U.S. federal, state and local income taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account.

Section 5.5   Change of Interest.   Upon the issuance, increase, decrease or Transfer (pursuant to the terms of this Agreement) of a Membership Interest during any year, the Company will allocate items of income, gain, loss, deduction, credit and all other items allocable to such Membership Interest in proportion to the number of calendar days in the year that the holder was recognized as the owner for federal income tax purposes of that Membership Interest, determined without regard for the results of the Company operations during the portion of the year in which the holder was recognized as the owner of that Membership Interest, and without regard for the date, amount or recipient of any Distributions made with respect to that Membership Interest. Allocations, however, are subject to the following:

(a)   the transferor and transferee may agree to an allocation based on the results as of the record date of the Transfer and agree to reimburse the Company for the cost of making and reporting their agreed allocation; or

(b)   Code section 706 and the corresponding Treasury Regulations may require certain different allocations.

All Distributions on or before the date of the Transfer shall be made to the transferor, and all Distributions thereafter shall be made to the transferee.

ARTICLE VI
DISTRIBUTIONS TO THE MEMBERS

For purposes of this ARTICLE VI, the term "Member" shall include an Assignee.

Section 6.1   Distribution and Payment of Net Operating Cash Flow. Subject to Section 6.3, from time to time subject to Section 8.8, the Board, in its discretion, shall distribute to those who are Members on the date of the Distribution, such amounts as the Board determines in its discretion are available for Distribution from the Company's Net Operating Cash Flow or from other Company funds, after allowing for such reserves and working capital as the Board shall consider in its discretion to be in the best interests of the Company ("Net Operating Cash Flow Event"), to be shared by them in proportion to their then Percentage Interests.

Section 6.2   Distribution and Payment of Cash on a Refinance or Liquidation Event. Subject to Section 6.3, any net proceeds resulting from a refinance, sale, transfer, exchange or other disposition or condemnation of all or substantially all of the Company's assets or properties, may in the Board's sole discretion be distributed to the Members on the date of such Distribution as follows:

(a)   Upon the occurrence of a Liquidation Event, as defined in Section 10.1, the proceeds shall first be paid as required in Section 10.3 of this Agreement;

(b)   Then, except as provided in Section 6.2(a) above, when Adjusted Capital Contributions for the Members as a group are greater than zero the proceeds shall then be distributed to the Members to the extent of and in proportion to their individual Adjusted Capital Contributions until reduced to zero; and

(c)   Thereafter, any remaining proceeds shall be distributed to the Members in proportion to their then Percentage Interests.

Section 6.3   Priority. Notwithstanding anything to the contrary herein, to the extent the total Distributions received by an Initial Offering Member is less than the cash Capital Contributions contributed to the Company by the Initial Offering Member pursuant to the Initial Offering, any Distributions paid pursuant to Section 6.1 or 6.2 shall be first paid to such Initial Offering Member in proportion to their Initial Offering Percentage Interest.

Section 6.4   No Right to Distributions. Except as provided in this Agreement, no Member shall have any right to the payment of Distributions. In particular, and not in limitation of the foregoing, except as provided in this Agreement, the fact that a Member is required to report a share of the Company's income or gain on the federal, state or any other income tax returns of such Member shall not give such Member any right to receive a Distribution with respect to such income or gain or any portion thereof.

Section 6.5   Tax Distributions. Notwithstanding anything to the contrary herein, if cash is available in the sole and absolute discretion of the Board and a Distribution would not have an adverse effect on the Company, the Company shall make annual Distributions to the Members in an amount sufficient to pay the Members' estimated income tax resulting from ownership of an Interest in the Company, the amount of which shall be calculated using the highest marginal tax rate (both federal and state) applicable to Missouri residents.

ARTICLE VII
ACCOUNTING

Section 7.1   Accounting Methods; Company Records.

(a)   The Company's books and records shall be prepared using the tax accrual basis of accounting as provided in the Code, consistently applied, except that the Capital Accounts of the Members shall be maintained as provided in this Agreement. No audit of such books and records shall be required unless Members owning at least twenty five percent (25%) of the Units request the same and agree to pay the cost thereof. Unless otherwise determined by the Board, the Company shall be on the accrual basis for both tax and accounting purposes.

(b)   The Board shall cause the Company to comply with all record keeping requirements imposed by the Act, and shall provide each Member with the opportunity to inspect and copy such records (at such Member's expense) at reasonable intervals during ordinary business hours. Unless the Act provides otherwise, neither the Board nor any Member shall have any obligation to provide to any other Member a copy of the Articles of Organization or any other document filed with the Missouri Secretary of State or other governmental authority on behalf of the Company.

(c)   Mark Sutherland shall be designated as the "partnership representative" of the Company for purposes of Section 6223 of the Code, and any similar role under applicable U.S. state, local, or non-U.S. tax law (the "Partnership Representative"). The Partnership Representative shall manage the administrative tax proceedings conducted at the Company level by the Internal Revenue Service (the "IRS") with respect to Company matters. Each Member hereby approves of such designation, agrees and acknowledges that the Partnership Representative is authorized and required to represent the Company (at the Company's expense) as it may deem appropriate in carrying out his duties as the Partnership Representative, as applicable, in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial actions, and to expend Company funds for professional services and costs associated therewith. Each Member agrees to cooperate with the Partnership Representative and to do or refrain from doing any or all things reasonably requested by the Partnership Representative with respect to the conduct of such actions. The Partnership Representative will have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority. The Partnership Representative shall be entitled to cause the

Company to elect the application of Section 6226 of the Code with respect to any imputed underpayment or make any other decision or election, or take any action pursuant to Sections 6221 through 6235 and 6241 of the Code. The Company shall reimburse the Partnership Representative for all reasonable out-of-pocket expenses incurred by the Partnership Representative, including reasonable fees of any professional accountants or attorneys, in carrying out his duties as the Partnership Representative, as applicable. The provisions of this Section shall survive the termination of any Member's Units in the Company, the termination of this Agreement and the termination of the Company and shall remain binding on each Member for the period of time necessary to resolve with the IRS all federal income tax matters relating to the Company.

Section 7.2 Fiscal Year. The fiscal year of the Company shall be the calendar year, unless otherwise determined by the Board.

Section 7.3 Bank Accounts; Title to Assets. The funds of the Company shall be deposited in such bank accounts, or invested in such interest-bearing or non-interest-bearing investments in the Company's name, as shall be determined by the Board. The funds of the Company shall not be commingled with the funds of any other Person and the Board shall not employ, or permit or cause any other Person to employ, such funds in any manner except for the benefit of the Company. Title to the Company's assets shall be held, and conveyances thereof shall be made, in the name of the Company or its subsidiaries.

Section 7.4 754 Election. In the case of a transfer of an Interest which is permitted by this Agreement and which is made in the manner provided in Section 743 of the Code, then upon the request of the transferee of such Interest, the Company shall file an election under Section 754 of the Code pursuant to the Treasury Regulations applicable thereto.

Section 7.5 Tax Status. Any provision of this Agreement to the contrary notwithstanding, solely for federal and state income tax purposes, each party hereto recognizes and acknowledges that it is the Members' intention that the Company will be a limited liability company classified as a partnership for federal income tax purposes and subject to all provisions of Subchapter K of Chapter 1 of Subtitle A of the Code; provided, however, the filing of federal and state income tax returns shall not be construed to extend the purposes or expand the obligations or liabilities of the Company nor shall it be construed to create a partnership (other than for tax purposes) or any other agency relationship between the Members.

ARTICLE VIII
POWERS, RIGHTS, AND DUTIES OF THE MEMBERS AND BOARD OF MANAGERS

Section 8.1 Management Authority and Duties of Members. No Member shall be bound by or personally liable for the expenses, liabilities, debts, or other obligations of the Company (except to the extent of such Member's Capital Contribution and any loans to the Company and except as set forth in this Agreement). No Member (other than the Board if and to the extent the Board is also a Member at any time) shall participate in the control or management of the business or affairs of the Company, transact any business on behalf of or in the name of the Company or have any power or authority to sign for or bind the Company.

Section 8.2   <u>Management Authority and Duties of the Board</u>.

(a)   Subject to Section 8.4(d), the management and control of the Company and its business shall be vested exclusively in its Board of Managers. The Company shall have not less than one (1) nor more than five (5) Managers on the Board, the exact number of which shall be determined by resolution of a Supermajority of the Members. The number and identity of the Managers constituting the Board shall be identified on Exhibit B attached hereto, as the same may be updated and amended from time to time in order to properly reflect the Board of Managers. The Board shall have the right and authority, but not the obligation, to appoint a Chairman of the Board from among the Managers who shall have the general right to lead the Board in its meetings and to exercise such other rights and authority which may be granted to the Chairman by the Managers generally (not to exceed the powers granted to the Board under this Agreement generally). The Managers on the Board shall be elected by the affirmative vote of the Members holding a majority of the Percentage Interests. Provided, however, that each Manager, once appointed, shall hold office until such Manager has either resigned or has been removed in accordance with Section 8.3 of this Agreement. Managers need not be a Member of the Company.

(b)   The action, vote, approval or consent of a majority of the Managers then serving on the Board (or the unanimous action, vote, approval or consent of the Managers if there are only two (2) Managers) taken or granted at a meeting of the Board, or in a written consent signed by a majority of the Managers on the Board, shall constitute the valid action, vote, approval and consent of the Company. In the event of a deadlock between the Managers on any decision if there are an even number of Managers serving at the time on the Board, if a Chairman has been appointed, the Chairman shall break the deadlock; otherwise, if no Chairman has been appointed, the Managers shall jointly select a third party familiar, or who can become familiar, with the basis of the deadlock, who, after hearing all relevant facts and arguments by said Managers, shall cast the deciding vote in favor of one side of the deadlock, which decision shall be binding upon the Board and constitute the action, vote, approval or consent of the Board to act as required herein. In the event the Managers cannot agree upon a third party to break the deadlock, the Board may petition a court of competent jurisdiction to appoint such a third party.

(c)   The Board shall have the power and authority to take any action granted to the Board throughout this Agreement and to execute and deliver any documents or instruments as may be necessary or appropriate to carry out the purposes for which the Company is formed. The Board shall have such rights and powers as are conferred upon Members or Managers by law or are necessary, advisable, or convenient in the management of the Business and affairs of the Company. No person or entity dealing with the Company shall be required to inquire into the authority of the Board. By way of illustration and not limitation, the Board is expressly granted the authority to do the following:

(i)   to acquire property from any person as the Board may determine, whether or not such Person is directly or indirectly affiliated or connected with any Manager or Member;

(ii)   to borrow money for the Company from banks, other lending institutions, the Managers, Members, or affiliates of the Managers or Members on such terms as

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the Board deems appropriate, and in connection therewith, to hypothecate, encumber and grant security interests in the assets of the Company to secure repayment of the borrowed sums. No debt shall be contracted or liability incurred, by or on behalf of the Company except by the Board or to the extent permitted under the Act, by agents or employees of the Company expressly authorized to contract such debt or incur such liability by the Board;

        (iii)   to purchase liability and other insurance to protect the Company's property and business;

        (iv)   to hold and own Company real and personal properties in the name of the Company;

        (v)   to invest Company funds in time deposits, short-term governmental obligations, commercial paper or other investments;

        (vi)   subject to Member approval in Section 8.4(d), to sell or otherwise dispose of all or substantially all of the assets of the Company as part of a single transaction or plan as long as such disposition is not in violation of or a cause of a default under any other agreement to which the Company may be bound;

        (vii)   subject to (ii) above, to execute on behalf of the Company all instruments and documents, including, without limitation, checks; drafts; notes and other negotiable instruments; mortgages or deeds of trust; security agreements; financing statements; documents providing for the acquisition, mortgage or disposition of the Company's property; assignments, bills of sale; leases; and any other instruments or documents necessary to the business of the Company;

        (viii)   to employ accountants, legal counsel, managing agents or other experts to perform services for the Company;

        (ix)   to enter into any and all other agreements on behalf of the Company, in such forms as the Board may approve;

        (x)   to do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business;

        (xi)   to reimburse any Member or Manager for expenses incurred and/or advanced prior to formation hereof;

        (xii)   to repay from the Company any loans or advancements which any Member or Manager may from time to time make to the Company;

        (xiii)   to formulate and adopt such executive compensation or long-term incentive plan or plans for the officers and/or other key employees of the Company, and/or adopt such equity incentive plans or bonus plans as the Board in its discretion shall deem appropriate; and

(xiv)   make all other decisions with respect to the operation of the Company as the Board deems in its discretion to be in the best interest of the Company.

(d)   Appointment of Officers. The Board shall have the right and authority to delegate operating responsibilities of the Company to one or more officers appointed by the Board, including, but not limited to, a Chief Executive Officer, a President, one or more Vice Presidents, a Secretary, a Treasurer and any other officers deemed necessary or advisable in the discretion of the Board. Any officers appointed by the Board pursuant to the terms hereof shall serve at the discretion of the Board and shall perform all duties as are directed to them at any time, or from time to time, by the Board. In the event the Board appoints a President of the Company, the President shall thereafter have the authority to execute any and all documents necessary to act on behalf of the Company.

(e)   Advisory Board. In addition to the formal Board of Managers of the Company, the Board shall have the right and authority to form a non-voting board of advisors (the "Advisory Board") for the Company to serve at the discretion of the Board. If the Board forms an Advisory Board, then the Managers shall have the right to appoint Members or non-Members to the Advisory Board if the Managers deems it to be in the best interest of the Company, and to cause the Company to provide any such non-Member participants with reasonable compensation for all advisory services provided to the Board of Managers and the Company, including Units in the Company. Any participant of the Advisory Board may be removed at any time, with or without cause, upon the affirmative vote of a majority of the Managers. Upon a participant's removal from the Advisory Board, any Units in the Company granted in consideration for such participant's service as a participant on the Advisory Board shall be deemed forfeited as of the date of such participant's removal from the Advisory Board. Such Units forfeited shall be treated as Reserve Units under the provisions of Section 2.5. Any Members of the Company who serve (or appoint an individual to serve) on the Advisory Board shall not be entitled to any additional compensation solely by virtue of serving on the Advisory Board unless the Board elects to compensate the Member for serving on the Advisory Board. If formed, the Advisory Board shall meet on a regular basis, but not less often than annually unless the Board elects otherwise. The individuals on the Advisory Board shall consult with the Managers and provide advice and opinions to the Managers regarding operational and business issues of the Company with a collective goal of providing the Managers with the support necessary to operate the Company in a successful and profitable manner.

Section 8.3   Withdrawal or Removal of the Board.

(a)   Any Manager or Managers may be removed at any time, with or without cause, upon the unanimous affirmative vote of the remaining Managers on the Board and the affirmative vote of a Supermajority of the Members. The removal of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of a Member.

(b)   Any Manager of the Company may resign at any time by giving written notice to the Board. The resignation of any Manager shall take effect upon receipt of notice thereof or at such later date specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of a Member.

(c)   In the event any Manager is removed pursuant to Section 8.3(a), or due to the death or permanent disability of such Manager, or in the event of the resignation of a Manager pursuant to Section 8.3(b), the other Managers on the Board shall have the right to appoint an individual to serve as an interim Manager until the next meeting of the Members. Thereafter, a Majority of the Members shall replace the removed or resigned Manager.

Section 8.4   Meetings and Voting by Members.

(a)   If the Board determines an annual meeting of the Members is appropriate, then the annual meeting of the Members shall be held each year at the place, date and time determined by the Board. Not less than ten (10) days prior to the date of the annual meeting, the Board shall provide notice to the Members stating the time and place of the annual meeting. At each regular meeting of the Members or at any special meeting, the Board shall report on the operations of the Company. Thereafter, a special meeting of the Members may be called at any time by the Board, or by those Members holding at least a majority of the Percentage Interests. Meetings shall be held at the Company's principal place of business or at any other place designated by the Person(s) calling the meeting. Not less than ten (10) nor more than fifty (50) days before each special meeting, the Person calling the special meeting shall give written notice of the special meeting to each Member entitled to vote at the meeting. The notice shall state the time, place, and purpose of the meeting.

(b)   Notwithstanding the foregoing provisions, each Member who is entitled to notice waives notice if before or after the meeting the Member signs a waiver of the notice which is filed with the records of Members' meetings, or is present at the meeting in person or by proxy. The presence in person or by proxy of a Majority of the Members shall constitute a quorum. Any Member may vote either in person or by written proxy signed by the Member or by the Member's duly authorized attorney-in-fact.

(c)   Unless a vote of a greater Percentage Interest is specifically required for certain actions pursuant to this Agreement, a determination by a Majority of the Members shall constitute a valid decision of the Members and shall be effective whether all of the Members are in attendance at any meeting in which such determination is made, or whether such determination is made by formal or informal, oral or written instructions of such Members, and such determination so made by the Members authorized to do so shall be effective regardless of the number of Members who may actually vote on the proposed determination. Any action required or permitted to be taken at a meeting of Members may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by those Members owning the requisite Percentage Interests to approve the action and delivered to the Board of the Company for inclusion in the minutes or for filing with the Company records. Notwithstanding any provision in this Agreement to the contrary, in no event shall a Member who is in default under this Agreement, at the time a vote is taken or a decision is made, be entitled to vote (or give or withhold consent or approval) in respect of any act, determination, or other decision of the Company.

(d)   Notwithstanding anything to the contrary herein, the affirmative vote of a Supermajority of the Members shall be required to approve the following actions: (i) to remove any Manager from the Board pursuant to Section 8.3(a); (ii) any amendment of to the Company's Articles of Organization or this Agreement; (iii) to terminate, dissolve, or wind up the Company; (iv) to sell, assign, exchange or otherwise transfer substantially all of the assets of the Company; or (v) to merge or consolidate the Company with any other entity.

Section 8.5   Conflicts of Interest.

(a)   Neither the Members nor the Managers shall be required to devote full time to their duties hereunder but shall devote reasonable time and effort thereto.

(b)   Subject to Section 8.7 and the other provisions of this Agreement, the Members or Managers or any Affiliate of a Member or Manager may engage independently or with others in other business ventures of every nature and description. Neither the Company nor any Member shall have any right by virtue of this Agreement or the relationship created hereby in or to any other ventures or activities in which any Member or Manager or any Affiliate of a Member or Manager is involved or to the income or proceeds derived therefrom. Unless approved by a majority of the Managers, no Member nor Manager nor Affiliate of a Member or Manager may pursuit a venture or activity directly competitive with the Business. Members shall present any opportunity to the Company if the Member reasonable believes the Company may be interested in pursuing such opportunity. The Managers shall perform their managerial duties in good faith, with the care a corporate officer of like position would exercise under similar circumstances, in the manner a reasonable person would believe to be in the best interests of the Company, and with such care as an ordinarily prudent person in a like position would use under similar circumstances, and shall not be liable for any such action so taken or any failure to take such action, if he or she performs such duties in compliance with this Section 8.5(b).

Section 8.6   Transactions with Members and Affiliates. In addition to the actions approved in Section 8.5, the Company may also enter into agreements with one or more of the Members or Managers or Affiliates of a Member or Manager to provide leasing, management, legal, accounting, consulting, brokerage, development, or other services or to buy, sell, or lease assets to or from the Company, provided that any such transactions shall be disclosed in a manner satisfactory to the Board and be at rates at least as favorable to the Company as those available from unaffiliated parties. The validity of any transaction, agreement, or payment involving the Company and any Member or Manager or Affiliate of a Member or Manager otherwise permitted hereunder shall not be affected by reason of the relationship between such Person and the Company or any of its Members or Managers. The Members hereby waive any and all claims any Member may have against the Company, the Members, Managers, or any of their respective Affiliates based upon any actual or perceived conflict of interest in the relationships contemplated hereby.

Section 8.7   <u>Liability and Indemnification of the Board, Members and Affiliates.</u>

(a)   No Manager, nor a Member, nor an Affiliate of a Member or Manager, shall be liable, responsible, or accountable in damages or otherwise to the Company or to the Members for any action taken or failure to act on behalf of the Company unless such action or omission constitutes an actual fraud committed against the Company or willful misconduct committed against the best interest of the Company in the performance of its duties and obligations as Manager or Member, as applicable (collectively, "Misconduct").

(b)   Except with respect to Misconduct, the Company shall, to the fullest extent permitted under the Act, indemnify and hold harmless the Managers, the Members and their Affiliates from any loss, damage, liability, or expense incurred or sustained by them by reason of any act performed or any omission to act for or on behalf of the Company or in furtherance of the interests of the Company, including any judgment, award, settlement, reasonable attorneys' fees, and other costs and expenses (which may be advanced by the Company) incurred in connection with the defense of any actual or threatened action, proceeding, or claim.

(c)   The Company hereby agrees to save, protect, hold harmless and indemnify its individual Members together with their respective heirs, administrators or personal representatives (collectively referred to as the "<u>Indemnitees</u>") from and against any loss, damage, cost, expense, liability, judgment, award or claims therefore, including amounts paid in settlement of such claims, together with the costs associated with the defense of any such claims, including but not limited to the reasonable attorney's fees incurred in such defense, where such loss, damage, cost, expense, liability, judgment, award or claim therefore are based upon the personal guaranty or personal undertakings of such Members in behalf of the Company entered into from time to time.

(d)   This indemnity shall apply notwithstanding the joint, concurring or contributory fault or negligence of the Indemnitees, and, further, notwithstanding any theory of law including, without limitation, a characterization of the Indemnitees' joint, concurring or contributory fault or negligence as either active or passive in nature. This indemnity shall also survive the withdrawal of any indemnified Member from the Company.

(e)   Each Member hereby agrees to indemnify and hold the Company wholly and completely harmless from any liability, cost, or damage that any such indemnified party may incur (including reasonable legal and other expenses incurred in defending against such liability, cost, or damage) as a result of such indemnifying person's Misconduct. No amount paid hereunder shall be treated as a capital contribution or a loan by the person making such payment.

Section 8.8   <u>Compensation and Reimbursement of the Members and Managers</u>.

(a)   Except as set forth in this Agreement, the Company shall not pay the Members any salary or other compensation for acting as Members hereunder or for any service rendered to the Company or reimburses any Member for any expenses incurred by him or her.

(b)   Except as set forth in this Agreement, each Member shall be responsible for paying all expenses necessary to permit such Member to carry out such Member's duties and obligations hereunder and such expenses shall not be reimbursed by the Company or treated as a contribution to the capital of the Company by such Member. The Company shall reimburse the Managers for all reasonable out-of-pocket expenses incurred in connection with the discharge of any obligations under this Agreement in such capacity incurred on behalf of the Company.

(c)   The rights to reimbursement under this Section 8.8 shall not be affected by the disallowance for tax purposes, in whole or in part, of any amounts reimbursed under the foregoing provisions of this Section.

Section 8.9   Liability for Company Debts and Obligations. Except as set forth in this paragraph, no Member shall be personally liable for any of the expenses, liabilities, or obligations of the Company except to the extent expressly provided herein or in an agreement executed by such Member evidencing his or her agreement to be personally liable for such expense, liability, or obligation.

ARTICLE IX
TRANSFER OF INTERESTS

Section 9.1   Transfer Generally. No Member or Assignee may, without the prior consent of a Supermajority of the Members, voluntarily Transfer all or any part of his or her Interest, unless such Transfer is authorized pursuant to this ARTICLE IX. A Transfer in violation of this Agreement shall be void and of no effect for any purpose. Following any Transfer of any Interest in the Company, the assignor in respect of the Interest Transferred shall no longer be deemed to be a Member hereunder and shall also cease to have any voting rights with respect to such Membership Interest. Except as provided in Section 9.2, an Assignee shall not by the acquisition of such interest be entitled to become a Member or to have any voting or management rights, such Assignee having only the right to receive the Distributions and return of capital and the allocations provided in ARTICLE V attributable to the Interest in the Company received in the Assignment.

Section 9.2   Substitute Members. An Assignee may become a Substitute Member upon receiving the written consent of the Board, which consent may be withheld in its sole and absolute discretion (for any reason or no reason), and upon executing and delivering such documents as the Board may request (including any required amendment or supplement to this Agreement).

Section 9.3   Company's Option to Purchase Member Interests Upon Good Cause. Upon the occurrence of Good Cause, the Company shall have the option to purchase such Member's Interest at the purchase price equal to fifty percent (50%) of the fair market value of such Interest, determined in a manner agreed to by the Board, including, but not limited to, the engagement of an independent appraiser by the Company at the Company's expense to determine such fair market value. The Company shall exercise such option by giving written notice thereof ("Call Notice") to the Member. Such Call Notice must be given within sixty (60) days after the day on which the Company received actual notice of occurrence of the event from which the Good Cause arose from. The closing of such purchase shall occur on or before the 20th business day after such determination of the fair market value of such Interest. The Company shall have the right to assign its purchase option under this Section 9.3 to any of the Members, in the manner determined by the Board. The Company may pay the purchase price in cash or by the delivery of a five-year non-negotiable promissory note issued by the Company, with the principal thereof payable in equal annual installments, together with interest computed at the applicable federal rate as of the date of such note, such interest to be payable annually concurrently with payments of principal. The initial payment of principal and interest shall be due on the first anniversary of the date of such note, and each of the succeeding four annual payments of principal and interest shall be due on the succeeding four anniversary dates. The Company may prepay such note in whole or in part without premium or penalty, provided that interest on such prepayment shall be paid to the date of prepayment.

Section 9.4   Purchase Options Upon Occurrence of Triggering Events. The parties agree that the interests of the Company and its Members would be negatively affected by any Transfer of any Member's Units as a result of any Triggering Event. Accordingly, it is hereby agreed that in the event of any Triggering Event with respect to any Member, the Company or the Continuing Members shall have options to purchase such Member's Units (the "Triggered Units") in accordance with the provisions of this Section 9.4.

(a)   Notice of Triggering Event. Within five (5) days of its receipt of actual notice of the occurrence of any Triggering Event, the Company shall notify the Continuing Members in writing of such Triggering Event.

(b)   Determination of Person(s) with Purchase Option. Within sixty (60) days following the Continuing Members' receipt of the notice of a Triggering Event, a Majority of the Continuing Members shall determine if the Company or the Continuing Members will have the option to purchase the Triggered Units. Notwithstanding the foregoing, if, upon the death of a Member, the Triggered Units are to be Transferred to a deceased Member's spouse, child or grandchild pursuant to such deceased Member's will, trust, or other instrument or by intestate succession or applicable law, the Continuing Members, not the Company, shall have the option to purchase the Triggered Units pursuant to Section 9.4(c)(ii) prior to any such Transfer.

(c)   Transfer of Triggered Units.

(i)   Company's Purchase Option. If the Company is granted the option to purchase the Triggered Units pursuant to Section 9.4(b), within thirty (30) days following the grant of such option, the Company may exercise an option hereby granted to purchase all, but not less than all, of the Triggered Units of the Transferring Member for the purchase price calculated pursuant to Section 9.4(e) and upon the other terms provided in Sections 9.4(f) and 9.4(g) hereof.

(ii)   Continuing Members' Purchase Option. If the Continuing Members are granted the option to purchase the Triggered Units pursuant to Section 9.4(b), within sixty (60) days following the grant of such option, all of the Continuing Members may exercise an option hereby granted to each of them to purchase all or any portion of the Triggered Units for the purchase price calculated pursuant to Section 9.4(e) and upon the other terms provided in Sections 9.4(f) and 9.4(g) hereof. Each such Continuing Member's option shall be to purchase the number of Triggered Units which bears the same proportion to the total number of Triggered Units available for purchase as the number of Units owned by each Continuing Member at the time of the Triggering Event bears to the total number of Units then owned by all Continuing Members, provided that the Continuing Members may by unanimous agreement among themselves vary the proportions in which some or all of their number may exercise the options granted in this Section 9.4(c)(ii). In the case of a single Continuing Member, its option shall be to purchase up to all of the Triggered Units. If the Continuing Members as a group do not elect to purchase all the Triggered Units pursuant to this Section 9.4(c)(ii), each such Continuing Member who exercised an option to purchase the Triggered Units may, within ten (10) days after the expiration of the sixty (60) day purchase option, exercise an option to purchase certain of the remaining Triggered Units as to which the primary option to purchase had not been exercised. With respect to this secondary option, in the case of a single Continuing Member, its option shall be to purchase up to all of the remaining Triggered Units. In the case of two or more Continuing Members, each such Continuing Member's option shall be to purchase the number of remaining Triggered Units which bears the same proportion to the total number of remaining Triggered Units available for purchase as the number of Units then owned by such Continuing Member bears to the total number of Units then owned by all Continuing Members exercising this secondary option. This secondary option procedure shall be repeated in successive ten (10) day periods until all of the remaining Triggered Units have been purchased or until no Continuing Member desires to purchase any remaining Triggered Units.

(d)   <u>Failure to Exercise</u>. If the purchase option granted in Section 9.3(c) to the Company or the Continuing Members is not validly exercised with respect to all of the Triggered Units, then the Triggered Units not so purchased shall continue to be held by the Transferring Member, his or her estate or any other transferee thereof, as the case may be, subject to all of the terms and conditions of this Agreement. A transferee's acceptance of such Triggered Units shall constitute such transferee's agreement to be bound by the terms of this Agreement as a Member and to execute and deliver to the Company upon request a written instrument confirming such agreement.

(e)   <u>Purchase Price of the Triggered Units</u>. Within ten (10) days of the determination pursuant to Section 9.4(b), the purchasing party (the Company or the Continuing Members as a group, as the case may be) and the Transferring Member shall each select their own appraiser (for a total of two (2) appraisers) to determine the fair market value of the Triggered Units to be sold (the "Unit Fair Market Value"). Each such appraiser shall make a determination of the Unit Fair Market Value within thirty (30) days after the date of selection. If the Unit Fair Market Value as determined by one (1) appraiser is within ten percent (10%) of the Unit Fair Market Value determined by the other appraiser, then the Unit Fair Market Value shall be the average of the Unit Fair Market Values determined by the two appraisers. If the Unit Fair Market Value determined by one (1) appraiser is not within ten percent (10%) of the Unit Fair Market Value of the other appraiser, then such two (2) appraisers shall promptly select a third appraiser, which appraiser shall make a determination of the Unit Fair Market Value as promptly as possible but, in any event, within thirty (30) days following the third appraiser's appointment, and the Unit Fair Market Value shall be the median of the Unit Fair Market Values determined by the three (3) appraisers. The determination of the Unit Fair Market Value pursuant to the preceding sentences shall be final and binding upon the purchasing party and Transferring Member. All fees and expenses of the appraisers determining the Unit Fair Market Value of the Triggered Units shall be borne by the Company.

(f)   Payment of Purchase Price.

(i)   Promissory Note. At the option of a purchasing party, subject to Section 9.3(f)(ii) below, the aggregate purchase price of the Triggered Units to be purchased by the purchasing party may be paid by the purchaser's delivery to the selling party of a non-negotiable promissory note issued by the purchaser, with the principal thereof payable in annual installments equal to the lesser of (A) Twenty Thousand and No/100 Dollars ($20,000.00) or (B) twenty percent (20%) of the net cash flow of the Company, calculated using the financial statements from most recent full calendar year, together with interest computed at three percentage points above the "prime rate" as published in The Wall Street Journal – Midwest Edition as of the date of such note, such interest to be payable annually concurrently with payments of principal. The initial payment of principal and interest shall be due on the first anniversary of the date of such note, and each of the succeeding four annual payments of principal and interest shall be due on the succeeding four anniversary dates. The promissory note shall also provide that all unpaid principal, together with all accrued but unpaid interest thereon, shall immediately become due and payable if the purchasing party voluntarily sells (excluding sales pursuant to this Section 9.4) any of the Units purchased with the promissory note prior to the promissory note being paid in full. The purchasing party may prepay such note in whole or in part without premium or penalty, provided that interest on such prepayment shall be paid to the date of prepayment. Such note shall be secured by a collateral pledge of the Units so purchased.

(ii)   Application of Insurance Proceeds. Upon approval by the Board of Managers, the Company may purchase life insurance on the life of any or all of the Members for purposes of funding its respective payment options contained under this Section 9.4. Upon the death of a Member, the Company, who is the named beneficiary under any life insurance policy on the life of the deceased Member, shall proceed to collect the proceeds of insurance policies (if any) carried on the life of the deceased Member. Notwithstanding anything herein to the contrary, if the Company receives insurance proceeds as a result of a Member's death, the Company shall be obligated use those insurance proceeds to purchase some or all of the Triggered Units. In the event the purchase price of the Triggered Units is greater than the entire amount of the insurance proceeds, (a) the Company shall only be obligated to purchase that number of Triggered Units, the value of which equals the entire amount of the insurance proceeds received by the Company, and (b) the remaining Triggered Units not subject to the purchase obligation shall be subject to the provisions of Sections 9.4(b) and (c). In the event the purchase price of the Triggered Units is less than the entire amount of the insurance proceeds, any insurance proceeds remaining following the Company's purchase of the Triggered Units shall be and remain the property of the Company.

(g)   The Closing. Unless otherwise agreed by the selling and purchasing parties, the closing of a sale and purchase of the Units pursuant to this Section 9.4 shall take place at the principal office of the Company and shall take place on the tenth (10th) business day after the date on which purchase options have been exercised with respect to all Units available for purchase, except that in the case of a sale and purchase of Units due to the death of Members, the closing shall take place on the tenth (10th) business day following the date of qualification of the deceased

Member's personal representative, but in any event no later than the date six (6) months after such Member's death. At the closing, the selling and purchasing parties shall execute and deliver to each other the various documents which shall be required to carry out their respective undertakings hereunder, including without limitation the delivery of payment, the assignment and delivery of certificates, and the execution and delivery of any required promissory notes and collateral pledges.

Section 9.5   Sale by Member. A Member or Assignee of a Member shall have the right to Transfer some or all of such Member's or Assignee's Interest in the Company ("Transfer Interest"), on the terms and subject to the conditions hereinafter set forth (a "Permitted Transfer"):

(a)   to (i) any trust of which the Member is the grantor and the trustee, and the beneficiaries of which are the Member, his or her spouse and/or lineal descendants; or (ii) any entity owned and controlled by the Member, his or her spouse and/or lineal descendants (each of which shall constitute an "Exempt Transfer"); or

(b)   to any person or entity (whether or not such person or entity is a Member of the Company) pursuant to a bona fide written cash offer (the "Offer"), provided that any such Member or Assignee ("Transferor") desiring to make a Transfer of Units under this Section 9.4(b) shall first give the Board forty-five (45) days' prior written notice ("Transfer Notice") of the Member's desire to make such transfer, giving the name and address of the offeror ("Transferee") and a complete copy of the Offer containing all of the terms and provisions thereof. Upon receipt of such Transfer Notice, the Company shall have the right to purchase the Transfer Interest in the manner set forth in Section 9.4(d), and shall have the right to assign said right to purchase the Transfer Interest to any of the Members or their Affiliates, in the manner determined by the Board. In the event the Company, or its assigns, declines to exercise its right to purchase the Transfer Interest, the Transferor shall then give to all other Members the Transfer Notice. Upon receipt of such Transfer Notice, each of the Members shall have the right to purchase a Proportionate Share (as defined below in this Section 9.4) of the Transfer Interest, subject to Section 9.2. The purchasing Members must, prior to the end of such forty-five (45) period, give written notice ("Election Notice") to the Transferor of their election to purchase all of the Transfer Interest. If the Election Notice is not given within said forty-five (45) day period and upon approval of a Supermajority of the Members, the Transferor shall have the right to consummate the Transfer of the Transfer Interest to the Transferee within thirty (30) days after the expiration of said forty-five (45) day option period, upon exactly the same terms and conditions contained in the Offer (including not less than the purchase price and the specific payment terms set forth in the Offer), in which case the Transferee shall have the rights of an Assignee as provided in Section 9.1 (which section does not provide the right to vote) and subject to Section 9.2, but if such Transfer Interest is not sold within such period and upon such terms and conditions, then no sale shall thereafter be made without again complying with the terms of this Section 9.5. A purchase by the purchasing Members under this Section 9.5(b) shall take place at the time, at the price and on the terms set forth in Section 9.5(d) hereof.

(c)   As used in this Section 9.5, "Proportionate Share" shall mean that proportion which (i) the Percentage Interest of a Member, excluding the Transferor, bears to (ii) the aggregate Percentage Interests of all Members, excluding the Transferor; provided that if any such Member (other than the Transferor) does not elect to purchase his portion of the Transfer Interest offered, the Percentage Interest of such declining Member shall not be considered for purposes hereof.

(d)   The closing of the purchase of a Transfer Interest by the Company or Members pursuant to the provisions of this Section 9.5 shall be held at a time and place to be specified by the purchasing Board or Members in the notice of their election to purchase of all the Transferor's Transfer Interest, but in any event within ninety (90) days after such notice. The purchase shall be made at the price and upon the terms stated in the Offer. The purchase price required to be paid shall be paid by certified or cashier's check at the closing, and all of the terms and provisions of the Offer shall be complied with by the purchasing Board or Members, and the Transferor shall at the closing execute and deliver all necessary documents to transfer the Transfer Interest to the purchasing Board or Members.

Section 9.6   Tag-Along and Drag-Along Rights. Notwithstanding any other provision to the contrary herein:

(a)   Tag-Along Right.

(i)   Tag-Along Notice. If at any time any Member or Members constituting a Majority of the Members (a "Controlling Group") propose to Transfer all of its or their Units (such amount being the "Tag-Along Units") pursuant to a bona fide offer from a third party offeror (a "Purchaser") and such Transfer does not constitute an Exempt Transfer, and if and only if the Board of the Company consents to such Transfer, the Members constituting such Controlling Group shall give written notice to each other Member (each a "Tag-Along Member"), of the Controlling Group's intention to Transfer such Units (the "Tag-Along Notice"). The Tag-Along Notice shall identify the Purchaser, shall contain a complete description of all material terms of the proposed Transfer to the Purchaser, and shall be signed by the Purchaser and indicate the Purchaser's concurrence with the description of the terms of the proposed Transfer.

(ii)   Tag-Along Members' Right to Participate. Within thirty (30) days after delivery of the Tag-Along Notice to each of the Tag-Along Members, the Tag-Along Members may exercise an option hereby granted to the Tag-Along Members to sell their pro rata portion of the Tag-Along Units for the price and upon the other terms contained in the Tag-Along Notice. Each such Tag-Along Member's option shall be to sell that portion of the Tag-Along Units which bears the same proportion to the aggregate Tag-Along Units as the Units owned by each Tag-Along Member at the time of delivery of the Tag-Along Notice bears to the aggregate Units owned by the Controlling Group and all Tag-Along Members at the time of delivery of the Tag-Along Notice, provided that (A) the Tag-Along Members may by unanimous agreement among themselves vary the proportions in which some or all of their number may exercise the tag-along rights granted in this Section 9.6(a), and (B) a Tag-Along Member may freely assign his or her tag-along right in whole or in part to any other Tag-Along Member. If the Tag-Along Members as a group do not elect to sell their entire pro rata portion of the Tag-Along Units pursuant to this Section 9.6(a), each such Tag-Along Member who exercised an option to sell a portion of his or her Units may, within ten (10) days after the expiration of the 30-day tag-along option, exercise an option to sell a portion of the remaining pro rata portion of the Tag-Along Units as to which the primary option had not been exercised. In the case of a single Tag-Along Member, its option shall be to sell up to all of the remaining pro rata portion of the Tag-Along Units. In the case of two or more Tag-Along Members, each such Tag-Along Member's option shall be to sell the portion of the remaining pro rata portion of the Tag-Along Units which bears the same proportion to the remaining pro rata portion of the Tag-Along Units as the Units owned by such Tag-Along Member at the time of delivery of the Tag-Along Notice bears to the aggregate Units then owned by all Tag-Along Members exercising this secondary option at the time of delivery of the Tag-Along Notice.

(iii)   Closing. During the ninety (90) days after the expiration of the option period(s) granted to the Tag-Along Members above, the Controlling Group shall have a right to sell that portion of the Tag-Along Units set forth in the Tag-Along Notice less the portion of the Tag-Along Units as to which the other Members have indicated a desire to sell to the Purchaser in accordance with the Tag-Along rights provided in this Section 9.6(a) at a price and upon terms and conditions no more favorable in any material respect to the Purchaser as those set forth in the Tag-Along Notice. Any Tag-Along Member participating in such sale shall execute such documents and take such actions as may be necessary or appropriate to accomplish the sale of such Tag-Along Member's Units pursuant to the Purchaser's offer set forth in the Tag-Along Notice. In the event the Controlling Group has not sold such Units or entered into an agreement to sell such Units within such ninety (90) day period, the Controlling Group shall not thereafter sell any Units without again offering to the other Members the tag-along rights provided in this Section 9.6(a).

(b)   Drag-Along Right. Notwithstanding anything to the contrary herein, if at any time a Controlling Group desires to sell all of its or their Units to a Purchaser pursuant to a bona fide written offer to purchase all of the then outstanding Units of the Company and such Transfer does not constitute an Exempt Transfer, and if and only if the Board of the Company consents to such Transfer, then the Controlling Group may require all other Members of the Company (the "Drag-Along Members") to sell all of the Units of the Company at the same price per Unit and on the same terms and conditions as the Controlling Group is selling its Units by notifying such Drag-Along Member in writing thereof at least thirty (30) days prior to the proposed closing date for the sale of the Units. Any Drag-Along Members so notified shall execute such documents and take such actions as may be necessary or appropriate to accomplish the sale of Drag-Along Member's Units pursuant to the bona fide written third-party offer.

Section 9.7   Shotgun.

(a)   Offer. Within fifteen (15) days following the declaration of a Deadlock in accordance with Section 11.5, each Disputing Member (the "Offeror") shall have the right to send a notice in writing to the other Disputing Members (the "Offerees") which notice shall be signed by the Offeror and contain the following:

(i)   the price per Unit the Offeror believes is the appropriate price at which a willing purchaser would purchase all of the issued and outstanding Units of the Company;

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(ii)   an offer to purchase all Units in the Company owned or controlled by the Offerees based upon the aforesaid price; and

(iii)   an offer to sell all of the Units in the Company owned or controlled by the Offeror based on the aforesaid price.

In the event more than one (1) Disputing Members provide a written notice, the written notice which was delivered first shall be deemed to be valid and each other written notice provided thereafter shall be deemed null and void.

(b)   Acceptance. Upon receipt of such notice, the Offerees shall be entitled within twenty (20) business days of the receipt of said notice to accept either one of the offers contained in the notice and the transaction shall be closed within sixty (60) business days from the day of such acceptance. The closing date within such sixty (60) business day period shall be fixed by the purchasing party with at least five (5) business days' notice in writing to the selling party and the closing shall be at 10:00 a.m. at the principal office of the Company.

(c)   Deemed Acceptance. If the Offerees fail to accept either of the offers contained in the notice referred to in Section 9.7(a) within the prescribed time limit, they shall be deemed to have accepted the offer to sell the Units in the Company owned or controlled by the Offerees subject to the offer based upon the aforesaid price.

(d)   Representations and Warranties. The selling Member shall make such representations and warranties that would customarily be included in connection with such Transfer and as are negotiated and agreed by the Members, including representations and warranties as to (i) such Person's ownership of his or its Membership Interest (including any Units) to be Transferred free and clear of all liens, claims and encumbrances and (ii) such Person's power and authority to effect such Transfer.

(e)   Injunctive Relief; Specific Performance. Each Member acknowledges and agrees that the Company and each other Member will be irreparably damaged if any of the provisions of this Section 9.7 are not complied with in accordance with its terms. Accordingly, the Members agree that each of the Company and the other Members shall be entitled to injunctive relief to prevent breaches of this Section 9.7 (without having to post bond or other security therefor) and to specific enforcement of this Section 9.7 in any action instituted in any court having jurisdiction. Remedies hereunder shall be cumulative and in addition to all other remedies available at law or in equity.

(f)   Power of Attorney. Each Member hereby constitutes and appoints the Company with full power of substitution as the proxy of such Member with respect to the matters set forth in this Section 9.7 and authorizes each of them to vote and consent in such Member's name and on its behalf if such Member fails to vote or votes in a manner inconsistent with the terms of this Section 9.7.

Section 9.8   Effect of Transfer; Documents.

(a)   All whole or partial Interests Transferred pursuant to the provisions of this ARTICLE IX shall be subject to the restrictions and obligations set forth in this Agreement and no Transfer of a whole or partial Interest shall be effective for any purpose unless and until the party to whom such Interest is being Transferred has executed this Agreement and agreed to be bound by all of its terms and provisions. Unless otherwise expressly agreed to by the Members or expressly provided herein, no Transfer permitted hereunder shall relieve the assignor from any of its obligations under this Agreement accruing prior to such Transfer.

(b)   In the event ownership of any whole or partial Interest is Transferred to any other Person (other than to a Member or to the Company) in accordance with the provisions set forth in this Article IX, the successor to such Interest (a "Successor") shall succeed to such Interest as an assignee only under Section 347.115.1 of the Act and shall have no right, except as provided in (c) below, to become a substitute Member or to participate in the management of the business and affairs of the Company and shall not be considered a "Member" under this Agreement or be a "member" as that term is used in the Act with respect to such Interest; provided, however, that such Successor shall, in addition to the other rights and obligations of a Successor herein expressly set forth, (i) be liable for the obligations of the Successor's assignor under this Agreement attributable to such Interest, and (ii) be subject to the continuing obligations attributable to such Interest and be entitled to receive the Distributions attributable to such Interest.

(c)   A Successor who is not in default under this Agreement (by reason of his/her or his/her predecessor's uncured failure to perform any obligation under this Agreement) shall have the right to petition, by notice to each then existing Member, to become a substitute member upon the satisfaction of the following conditions: (i) payment by such Successor of the Company's legal and accounting expenses incurred in connection with the Transfer, (ii) obtaining a legal opinion, in form and substance satisfactory to counsel for the Company, that the Transfer will not violate and will not cause the Company to violate state or federal securities laws or cause the Company to register the Interests under such laws, (iii) payment by the Successor of all costs incurred in connection with the preparation and filing of amended Articles of Organization and any amended registration as a foreign limited liability company if required by applicable law to reflect the status of such Successor as a Member, and (iv) obtaining the consent of the Board or those Members collectively constituting a Supermajority of the Members.

ARTICLE X
DISSOLUTION OF THE COMPANY

Section 10.1   Liquidation Events.

(a)   No act, thing, occurrence, event, or circumstance shall cause or result in the dissolution of the Company except that the earliest to occur of any of the following events (a "Liquidation Event") shall work an immediate dissolution of the Company:

(i)   The sale or other disposition of all or substantially all of the assets then owned by the Company;

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(ii)   Subject to Section 10.2 below, any event (each a "Dissociation Event") described in Section 347.123 of the Act occurring with respect to a Member; or

(iii)   The election of a Supermajority of the Members to dissolve the Company.

(b)   Notwithstanding any provision of the Act, each Member hereby covenants and agrees that the Members have entered into this Agreement based on their mutual expectation that all Members will continue as Members and carry out the duties and obligations undertaken by them hereunder and that, except as otherwise expressly required or permitted hereby, each Member covenants and agrees not to (i) take any action to dissolve the Company (ii) take any action that would cause a bankruptcy of such Company, (iii) voluntarily withdraw or attempt to withdraw from the Company except in accordance with the terms of this Agreement, (iv) exercise any power under the Act to dissolve the Company, or (v) petition for judicial dissolution of the Company, without the unanimous consent of the Members not then in default hereunder.

Section 10.2   <u>Right to Continue Business and Affairs of Company.</u>

(a)   Upon the occurrence of a Dissociation Event with respect to a Member (the "Dissociating Member"), the Dissociating Member shall give notice thereof to the other Members and such remaining Member(s) may, within the ninety-day (90-day) period following such occurrence, elect, by agreement of a Majority of the Members, to continue the business and affairs of the Company for the balance of the term hereof (it being understood that if such an agreement is not executed within such ninety-day (90-day) period, the Dissociation Event shall constitute a Liquidation Event). In the event any Member acquires knowledge of a Dissociation Event, that Member shall promptly give notice thereof, specifying the nature of the Dissociation Event and the identity of the Dissociating Member, to the Company and all of the other Members (including the Dissociating Member) and such notice shall be deemed to be notice from the Dissociating Member for purposes of this Section.

(b)   If the remaining Member(s) so elect to continue the business and affairs of the Company:

(i)   The Company shall not dissolve and its business and affairs shall be carried on without interruption, and without the necessity of the execution of any confirmatory agreement, under the same name and under the same terms and provisions as are set forth in this Agreement (as the same may be amended by the remaining Members); and

(ii)   The Board shall take such steps and make such filings as may be required to reflect such Dissociation Event and the continuation of the business and affairs of the Company.

Section 10.3   <u>Distribution of Proceeds on Dissolution; Winding Up; Reserves.</u>

(a)   Upon the occurrence of a Liquidation Event, the Company shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and Members and neither the Board nor any Member shall take any action that is inconsistent with, or not necessary to or appropriate for, winding up the Company's business and affairs. To the extent not inconsistent with the foregoing, all covenants and obligations in this Agreement shall continue in full force and effect until such time as Dissolution Proceeds have been distributed pursuant to this Section 10.3 and the Company has filed articles of termination.

(b)   The Board or, if there is no Board, a Member (the "Winding-up Representative"), shall be responsible for overseeing the winding up and liquidation of the Company. The Company is authorized to pay a reasonable fee to the Winding-up Representative for its services performed pursuant to this Section 10.3(b) and to reimburse the Winding-up Representative for its reasonable costs and expenses incurred in performing those services. As soon as reasonably practical after the occurrence of a Liquidation Event, the Winding-up Representative shall file a notice of winding up and take such other actions as are required under the Act to dispose or make provision for the known and unknown claims against the Company. After filing the notice of winding up, the Winding-up Representative shall take full account of the Company's liabilities and the Company's assets, cause the assets to be liquidated as promptly as is consistent with obtaining the fair value thereof, and shall cause the proceeds therefrom and funds of the Company (collectively, the "Dissolution Proceeds"), to the extent sufficient therefore, to be applied and distributed in the following order:

(i)   First, to the payment of all unpaid secured indebtedness of the Company to the extent of the lesser of the value of the secured property or the amount of the secured indebtedness;

(ii)   Second, to the payment of the Company's remaining indebtedness (excluding liabilities for Distributions to Members), but if the amount available therefore shall be insufficient, then pro rata on account thereof; and

(iii)   Third, the balance, if any, less such reserves ("Dissolution Reserves") as the Winding-up Representative reasonably determines are necessary or appropriate for anticipated or contingent expenses of the Company, shall be distributed according to the provisions of Section 6.2(b)-(c).

(c)   To the extent the Winding-up Representative subsequently determines Dissolution Reserves (or any part thereof) to be unnecessary for Company expenses, the Winding-up Representative shall cause such amounts to be distributed or paid to the Members or other Persons who would have received the proceeds comprising such Dissolution Reserves under this Section 10.3 as if such proceeds had not been used to fund Dissolution Reserves.

(d)   When all of the remaining assets of the Company have been applied and distributed as provided in this Section 10.3, the Winding-up Representative shall file articles of termination as provided in the Act and take such other actions as may be necessary to cause the Company to withdraw from all jurisdictions where the Company is then authorized to transact business.

Section 10.4   No Liability. Each Member shall look solely to the assets of the Company for all Distributions with respect to the Company and his or her capital contributions thereto and share of profits or losses thereof, and shall have no recourse therefore against any Member; provided, however, that nothing herein contained shall relieve any Member of his or her obligation to make the required Capital Contributions herein provided or to pay any liability or indebtedness or perform any indemnity owing the Company or any other Member by such Member by reason of this Agreement, and the Company and the other Members and shall be entitled at all times to enforce such obligations of such Member.

ARTICLE XI
GENERAL

Section 11.1   Notices/Approvals to be in Writing. Any notice, request, approval, consent, demand, or other communication required or permitted hereunder shall be given in writing by (a) personal delivery, or (b) expedited delivery service with proof of delivery, or (c) United States Mail, postage prepaid, registered or certified mail, return receipt requested, or (d) prepaid telegram, facsimile, or telex, sent to the Company at the address set forth in Section 1.5 and/or the party to whom the communication is directed at the address set forth on the signature pages hereto, or to such different address as the addressee shall have designated by written notice sent in accordance herewith, and shall be deemed to have been given and received either at the time of personal delivery or, in the case of delivery service or mail, as of the date of first attempted delivery at the address and in the manner provided herein, or in the case of such a confirmed telegram, facsimile, or telex, upon receipt.

Section 11.2   Miscellaneous. This Agreement constitutes the entire agreement between the parties with respect to the subject matters hereof. This Agreement and the rights of the parties hereunder shall be governed by and interpreted in accordance with the laws of the State of Missouri. Except as herein otherwise specifically provided, this Agreement shall be binding upon and inure to the benefit of the parties and their legal representatives, successors, and assigns. Captions contained in this Agreement in no way define, limit, or extend the scope or intent of this Agreement. If any provision of this Agreement, or the application of any such provision to any Person or circumstance shall be held to be illegal, invalid, or unenforceable under present or future laws effective during the term hereof, the remainder of this Agreement, or the application of such provision to any other Persons or circumstances, shall not be affected thereby and shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part hereof. In lieu of such illegal, invalid, or unenforceable provision, there shall be added automatically as a part hereof a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible and be legal, valid, and enforceable. Every exhibit, schedule, and other appendix attached to this Agreement and referred to herein is incorporated in this Agreement by reference. This Agreement may be executed in several counterparts and all so executed shall constitute one Agreement, binding on all the parties hereto, notwithstanding that all the parties are not signatories to the original or same counterpart.

Section 11.3   Remedies.

(a)   If he Company or any party obtains a judgment against any other party by reason of breach of this Agreement, a reasonable attorneys' fee as fixed by the court shall be included in such judgment. Any Member shall be entitled to maintain, on its own behalf or on behalf of the Company, any

(b)   No remedy conferred upon the Company or any Member in this Agreement is intended to be exclusive of any other remedy herein or by law provided or permitted, but each shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute. No failure or delay on the part of a Member or the Company to exercise any right it may have in the event of a default by a Member hereunder shall prevent the exercise of such right by such Member or the Company at any time such defaulting Member may continue to be so in default, and no such failure or delay shall operate as a waiver of any default. Each party to this Agreement agrees that the Members would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that monetary damages would not provide an adequate remedy in such event. Accordingly, except as otherwise provided in the Act, it is agreed that, in addition to any other remedy to which the nonbreaching Members may be entitled, at law or in equity, the nonbreaching Members shall be entitled to injunctive relief to prevent breaches of the provisions of this Agreement and specifically to enforce the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having subject matter jurisdiction thereof.

(c)   No waiver by a Member or the Company of any breach of this Agreement shall be deemed to be a waiver of any other breach of any kind or nature and no acceptance of payment or performance by a Member or the Company after any such breach shall be deemed to be a waiver of any breach of this Agreement whether or not such Member or the Company knows of such breach at the time it accepts such payment or performance.

(d)   Unless otherwise herein provided, if a Member has the right herein to approve or consent to any matter or transaction, such approval or consent may be withheld in the sole discretion of such Member for any reason or no reason.

Section 11.4   Representations and Warranties. Each Member warrants, represents, agrees, and acknowledges: (a) that such Member has adequate means of providing for such Member's current needs and foreseeable future contingencies, and anticipates no need now or in the foreseeable future to sell such Member's Interest; (b) that such Member is acquiring the Interest for such Member's own account as a long-term investment and without a present view to make any distribution, resale, or fractionalization thereof; (c) that such Member and the Member's independent counselors have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of the investment involved in the acquisition of such Member's Interest and have evaluated the same; (d) that such Member is able to bear the economic risks of such investment; (e) that such Member and the Member's independent

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counselors have made such investigation of the Company (including its business prospects and financial condition) and the Members, have had access to all information regarding the Company and the Members, and have had an opportunity to ask all of the questions regarding the Company and the Members as they deem necessary to fully evaluate such Member's investment therein; (f) that in connection with such Member's acquisition of an Interest, the Member has been fully informed by the Member's independent counsel as to the applicability of the requirements of the Securities Act of 1933 and all applicable state securities or "blue-sky" laws to the Member's Interest; (g) that such Member understands that (i) the Member's Interest is not registered under the Securities Act or any state securities law, (ii) there is no market for the Member's Interest and that such Member will be unable to transfer the Member's Interest unless such is so registered or unless the transfer complies with an exemption from such registration (evidence of which must be satisfactory to counsel for the Company), (iii) such Interest cannot be expected to be readily transferred or liquidated, and (iv) such Member's acquisition of an Interest in the Company involves a high degree of risk; and (h) that no representations are or have been made to such member by the Board, any Member, or their respective representatives as to any tax advantages which may inure to the Member's benefit or as to the Company's status for tax purposes, and that such Member has relied upon the Member's independent counsel with respect to such matters.

Section 11.5 <u>Dispute Resolution</u>. In the event a material dispute, controversy or claim arises between any two or more Members (the "Disputing Members"), the magnitude of which would prevent the Business from continuing on in a profitable manner (a "Dispute"), the Dispute shall be settled as follows:

(a) First, for a period of thirty (30) days, the Disputing Members shall use their best effectors to settle any Dispute through negotiation by conferring and consulting with each other in good faith in an attempt to reach a just and equitable solution.

(b) If a resolution cannot be reached by the Disputing Members within the thirty-day (30-day) negotiation period pursuant to Section 11.5(a), each Disputing Member shall provide written notice to the other Disputing Member and the Company within five (5) days following the expiration of the thirty-day (30-day) negotiation period, that such Disputing Member desires to (i) attempt to settle the Dispute by participating in a non-binding mediation administered by a mediator mutually selected by the Disputing Members or (ii) declare that the Dispute is unable to be resolved by the parties (a "Deadlock"), triggering the provisions of Section 9.7. Failure to provide timely notice under this Section 11.5(b) shall be construed as an election to declare a Deadlock, triggering the provisions of Section 9.7. Delivery by one (1) Disputing Member that the Dispute is at a Deadlock shall trigger the provisions of Section 9.7. If the Disputing Members have not mutually agreed upon the selection of a mediator ten (10) days following each Disputing Member's receipt of the written notice, the Dispute shall be declared a Deadlock and the provisions of Section 9.7 shall be triggered.

(c) If the Disputing Members are unable to come to a resolution in the thirty (30) days following their initial participation in the mediation, the Disputing Members shall resolve the Dispute through binding arbitration under the rules of the American Arbitration Association.

(d) Any costs associated with the attempted resolution of a Dispute shall be borne by the Disputing Members equally.

Section 11.6   Amendment. This Agreement may be altered or amended, and/or repealed and a new operating agreement may be adopted, only upon the affirmative vote of a Supermajority of the Members.

Section 11.7   Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Missouri, without regard to any conflict of law principles.

Section 11.8   Waiver of Trial by Jury and Punitive Damages. THE UNDERSIGNED MEMBERS HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT THEY MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY AND ALL ISSUES PRESENTED IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR AGAINST THEM OR THEIR SUCCESSORS WITH RESPECT TO ANY MATTER ARISING OUT OF OR IN CONNECTION WITH THIS SECOND AMENDED AND RESTATED OPERATING AGREEMENT. THIS WAIVER BY THE MEMBERS HERETO OF ANY RIGHT THEY MAY HAVE TO A TRIAL BY JURY HAS BEEN NEGOTIATED AND IS AN ESSENTIAL ASPECT OF THEIR DECISION TO ENTER INTO THIS AGREEMENT.

FURTHERMORE, THE MEMBERS KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT THEY MAY HAVE TO SEEK PUNITIVE DAMAGES WITH RESPECT TO ANY AND ALL ISSUES PRESENTED IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR AGAINST THEM OR THEIR SUCCESSORS WITH RESPECT TO ANY MATTER ARISING OUT OF OR IN CONNECTION WITH THIS SECOND AMENDED AND RESTATED OPERATING AGREEMENT OR THE COMPANY. THIS WAIVER BY THE MEMBERS HERETO OF ANY RIGHT THEY MAY HAVE TO SEEK OR RECOVER PUNITIVE DAMAGES HAS BEEN NEGOTIATED AND IS AN ESSENTIAL ASPECT OF THEIR DECISION TO ENTER INTO THIS AGREEMENT.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have executed this Agreement to be effective as of the date first above stated.

STONE LEDGE SPIRITS COMPANY CF, LLC

DocuSigned by:

Mark Sutherland

By: Mark Sutherland
Its: Chief Manager

MEMBERS:

PARAVITA, LLC

DocuSigned by:

Mark Sutherland

By: Mark Sutherland
Its: President

APPENDIX 1

Defined Terms

"Act" means the Missouri Limited Liability Company Act, Chapter 347 RSMo., as amended from time to time.

"Adjusted Capital Account Deficit" means the negative balance in a Member's Capital Account at the end of any taxable year (or other relevant period) after (a) increasing the Capital Account with (1) the amount, if any, the Member is obligated to restore under this Agreement, (2) the amount, if any, such Member is obligated to restore under Treasury Regulation section 1.704-1(b)(2)(ii)(c), and (3) the amount, if any, such Member is deemed to be obligated to restore under Treasury Regulations sections 1.704-2(g)(1) and 1.704-2(i)(5), and (b) reducing the Capital Account with the items described in Treasury Regulations sections 1.704-1(b)(2)(ii)(d)(4), (5), and (6). The definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulation section 1.704-1(b)(2)(ii)(d).

"Adjusted Capital Contributions" means for the Members as a group, the amount, if any, equal to: (a) the aggregate Capital Contributions made by the Members, as a group, minus (b) the aggregate cash Distributions to the Members (excluding tax Distributions to the Members pursuant to Section 6.5), as a group. Each Member's individual "Adjusted Capital Contribution" means the amount, if any, equal to (y) the aggregate Capital Contributions made by such Member, minus, (z) the aggregate cash Distributions to such Member (excluding tax Distributions to the Members pursuant to Section 6.5). In no event shall Adjusted Capital Contributions be less than zero. For purposes of clarification, the calculation of Adjusted Capital Contributions shall take into account all Capital Contributions made by the Members and all cash Distributions to the Members (excluding tax Distributions to the Members pursuant to Section 6.5) at any time prior to, in connection with or following the Effective Date of this Agreement.

"Adjustment Date" means (a) the date of liquidation of the Company and (b) each other date on which there is (1) a Capital Contribution (other than a de minimis amount) to the Company by a new or existing Member or Assignee as consideration for a Membership Interest, (2) the grant of other than a de minimis Membership Interest for services, or (3) a Distribution of Cash or other property (other than a de minimis amount) by the Company to a retiring or continuing Member or Assignee as consideration for a Membership Interest, or (4) such other times as the Board shall determine necessary or advisable in order to comply with Treasury Regulation sections 1.704-1(b) and 1.70402.

"Advisory Board" has the meaning set forth in Section 8.2(e).

"Affiliate" means: (1) any officer, director, employee, member, manager, shareholder, partner, trustee, or relative within the third degree of kindred of a Member or of a Person which is a partner, member, shareholder, trustee, or beneficiary of a Member; (2) any Person controlled by or under common control with such Member or a partner, member, shareholder, trustee, or beneficiary of a Member or any such relative of such Member or partner, member, shareholder, trustee, or beneficiary of a Member; (3) any officer, director, trustee, partner, or employee of any entity described in above; and (4) any trust for the benefit of any officer, director, trustee, partner, member, or employee of any Member or Person described in above or any beneficiary of a trust which is a member, shareholder, or partner described in above.

"Agreement" means this Second Amended and Restated Operating Agreement, as amended from time to time as herein provided.

"Assignee" means a Person to whom a Membership Interest has been transferred but who has not been admitted as a Substitute Member.

"Beneficiary" has the meaning set forth in Section 9.4(f)(ii).

"Board" or "Board of Managers" shall mean the Board of Managers of the Company granted with the authority to manage the Company pursuant to the terms of this Agreement.

"Business" has the meaning set forth in Section 1.4(b). "Capital Account" has the meaning set forth in ARTICLE III.

"Capital Contribution" means a contribution of cash or property to the capital of the Company by a Member.

"Cash" means money and equivalents, such as checks, but only when collected, and bank transfers.

"Class A Member" means a Member holding the Company's Class A Units.

"Class A Units" means the Company's Class A Membership Interest Units, the holders of which are entitled to Governance Rights (each as defined herein). All references within this Agreement to "the Membership Units entitled to vote" shall be deemed to refer to the Class A Units only.

"Class B Member" means a Member holding the Company's Class B Units.

"Class B Units" means the Company's Class B Membership Interest Units, the holders of which are entitled to Financial Rights but are not entitled to Governance Rights.

"Closing" means one or more closings of the Initial Offering, pursuant to which the cash payments from subscribers for Units shall be transferred to the Company as Capital Contributions and the subscribers shall be admitted as Members of the Company.

"Closing Date" means one or more date(s) selected by the Board for a Closing to occur.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Company" means Stone Ledge Spirits Company CF, LLC, a Missouri limited liability company.

"Company Asset" means all interests, properties and rights of any type owned by the Company.

"Company Minimum Gain" means "partnership minimum gain" as set forth and described in Treasury Regulations sections 1.704-2(b)(2) and 1.704-2(d).

"Continuing Member" means, with respect to any transaction, any and every Member other than a Member whose Units are the subject of a Transfer described in Section 9.4.

"Controlling Group" has the meaning set forth in Section 9.6(a)(i). "Deadlock" has the meaning set forth in Section 11.5(b).

"Dispute" has the meaning set forth in Section 11.5.

"Disputing Members" has the meaning set forth in Section 11.5. "Dissociating Member" has the meaning set forth in Section 10.2(a). "Dissolution Proceeds" has the meaning set forth in Section 10.3(b). "Dissolution Reserves" has the meaning set forth in Section 10.3(b)(iii).

"Distributions" means all distributions of cash or property from the Company to a Member or Members pursuant to this Agreement.

"Drag Along Members" has the meaning set forth in Section 9.6(b).

"Election Notice" has the meaning set forth in Section 9.5(b). "Equity Incentive Plan" has the meaning set forth in Section 2.10.

"Fiscal Year" means the period which started on date of formation of the Company and ends on the following December 31st and thereafter each period which starts on January 1st of each year and ends on December 31st of such year (or the date of the final dissolution of the Company) unless the Board shall elect another fiscal year, provided that any such other fiscal year shall be permissible for U.S. Federal income tax purposes.

"Founding Members" has the meaning set forth in Section 2.2.

"Good Cause" means any instance where a Member contributes to the commission of, conspires to commit or fails or refuses to disclose or convey knowledge of any of the following:

(a)   Fraud against the Company or any Member or involving any aspect of the Company's business or property;

(b)   Material misrepresentation made to the Company or any Member or any employee, agent, customer or contractor of the Company which in any manner detrimentally affects the business of the Company;

(c)   Theft, conversion, misappropriation, embezzlement or other diversion of the property, business, assets or cash of the Company to oneself or to any other person;

(d)   Disclosure, provision or other release to the public or to any competitor of the Company of, or the personal use of, any confidential business information of the Company without the prior written approval of a majority of the Members;

(e)   Defamation, libel or slander in any form, or the dissemination in any manner of true but detrimental or negative information relating in any way to the Company, the Business, any Member or any employee, agent, customer or contractor of the Company which in any manner detrimentally affects the Business;

(f)   Commission of any felony in the place of business of the Company or while involved in the conduct of the business of the Company; or

(g)   Failure to comply with any laws which cover or apply in any manner to the duties, responsibilities or titles of the Member, or which cover or apply in any manner to the portion of the operations of the business of the Company for which the Member is directly responsible, including, without limitation, equal opportunity, discrimination, harassment, taxation, job safety and environmental disclosure or compliance.

"Gross Asset Value" means, with respect to any asset of the Company, the asset's adjusted basis for federal income tax purposes, except as follows:

(a)   The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset at the time of such contribution.

(b)   On each Adjustment Date, the Gross Asset Values of all Company Assets shall be increased or decreased as appropriate to reflect a revaluation of Company Assets to their gross fair market values (unreduced by any liabilities secured by such Company Assets).

(c)   The Gross Asset Value of any Company Asset distributed to a Member shall be adjusted to equal the gross fair market value (unreduced by any liability secured by such Company Asset) of such Company Asset on the date of Distribution.

(d)   The Gross Asset Values of Company Assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code section 734(b) or 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulation section 1.704-1(b)(2)(iv)(m); provided, however, that Gross Asset Values shall not be adjusted pursuant to this subsection to the extent that the Board determines that an adjustment is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subsection.

(e)   If the Gross Asset Value of a Company Asset is different than its adjusted tax basis, such Gross Asset Value shall thereafter be adjusted by the depreciation taken into account with respect to such asset for purposes of computing Net Profits and Net Losses.

"Indemnitees" has the meaning set forth in Section 8.7(c).

"Initial Closing" means, if the Board elects to have multiple Closings of the Initial Offering, the initial Closing pursuant to Section 2.3.

"Initial Closing Date" means, if the Board elects to have multiple closings of the Initial Offering, the date the Initial Closing occurs. If the Board elects to effectuate only a single Closing, then the Initial Closing Date shall mean the Closing Date that the sole Closing occurs.

"Initial Offering" means the Company's private offering of Units in the Company, not to exceed a total of two hundred twenty (220) Units, to Accredited Investors in consideration for cash Capital Contributions.

"Initial Offering Member" means a Person who participates in the Initial Offering.

"Initial Offering Percentage Interest" shall be determined by dividing the number of Units subscribed for such Member pursuant to the Initial Offering by the aggregate number of Units subscribed for pursuant to the Initial Offering.

"Interest" or "Membership Interest" in the Company means all rights to Distributions to which such Member is entitled as provided in this Agreement, together with the duties and obligations of such Member to comply with this Agreement.

"Investor Questionnaire" means the Accredited Investor Questionnaire regarding status as "Accredited Investors" under Code of Federal Registration Reg. 230.501(a) delivered by the Members to the Company as of the Closing Date and delivered in connection with the Subscription Agreement.

"Liquidation Event" has the meaning set forth in Section 10.1(a).

"Majority of the Continuing Members" means any Continuing Member or Continuing Members holding greater than fifty percent (50%) of all Units in the Company, other than those Units subject of a Transfer described in Section 9.4.

"Majority of the Members" means, subject to Section 2.5, any Member or Members holding greater than fifty percent (50%) of the total Units in the Company.

"Manager" shall mean a manager appointed to serve on the Board of Managers.

"Member" means all those Persons who acquired a Unit as a member of the Company from time to time and any Person who becomes a Substitute Member, all in accordance with the terms of this Agreement.

"Member Nonrecourse Debt" shall have the meaning ascribed to the term "Partner Nonrecourse Debt" in Treas. Reg. §1.704-2(b)(4).

"Member Nonrecourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations section 1.704-2(i)(3).

"Misconduct" has the meaning set forth in Section 8.7(a).

"Net Cash from Sales or Refinancings" means the net proceeds resulting from a refinance, sale, transfer, exchange or other disposition or condemnation of all or substantially all of the of any one or more of the properties or assets owned by the Company less the portion thereof used to pay or establish reserves for all Company expenses, debt payments, capital improvements, replacements, contingencies and working capital, all as determined by the Board in its discretion.

"Net Operating Cash Flow" means the gross cash proceeds from Company operations (including sales and dispositions in the ordinary course of business but excluding Net Cash from Sales or Refinancings) less the portion thereof used to pay or establish reserves for all Company expenses, debt payments, capital improvements, replacements, contingencies and working capital, all as determined by the Board in its discretion. "Net Operating Cash Flow" shall not be reduced by depreciation, amortization, cost recovery deductions or similar allowances, but shall be increased by any reductions of reserves previously established pursuant to the previous sentence.

"Net Profit" or "Net Loss" means, for any taxable year (or other relevant period) of the Company, an amount equal to the Company's taxable income or loss for such taxable year (or other relevant period), determined in accordance with Code section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code section 702 shall be included in taxable income or loss), with the following adjustments:

(a)   Any income of the Company that is exempt from U.S. federal income tax and not otherwise taken into account in computing Net Profit or Net Loss pursuant to this definition of Net Profit or Net Loss shall be added to such taxable income or loss;

(b)   Any expenditures of the Company described in Code section 705(a)(2)(B) or treated as Code section 705(a)(2)(B) expenditures pursuant to Treasury Regulations section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Profit or Net Loss pursuant to this definition of Net Profit or Net Loss shall be subtracted from such taxable income or loss;

(c)   In the event the Gross Asset Value of any Company Asset is adjusted in accordance with subsection (c) of the definition of "Gross Asset Value", the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Net Profit or Net Loss;

(d)   Gain or loss resulting from any disposition of any Company Asset with respect to which gain or loss is recognized for U.S. federal income tax purposes shall be computed by reference to the Gross Asset Value of the asset disposed of, notwithstanding that the adjusted tax basis of such asset differs from this Gross Asset Value;

      (e)   If property other than Cash has been contributed to the Company or the Capital Accounts of the Members have been adjusted pursuant to the definition of Gross Asset Value in accordance with Treasury Regulations section 1.704-1(b)(2)(iv)(f), depreciation, amortization, gain or loss with respect to assets of the Company shall be computed in accordance with Treasury Regulations section 1.704-1(b)(2)(iv)(g); and

      (f)   To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code section 734(b) or Code section 743(b) is required pursuant to Treasury Regulations section 1.704-1(b)(2)(iv)(m) to be taken into account in determining Capital Accounts, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the assets) or an item of loss (if the adjustment decreases the basis of the assets) from the disposition of the asset and shall be taken into account for purposes of computing Net Profit or Net Loss.

      (g)   Notwithstanding any other provision of this definition of Net Profit or Net Loss, any items of income, gain, loss and deduction specially allocated to Members pursuant to Section 5.2 shall not be taken into account in computing Net Profit or Net Loss. To the extent permitted by the Treasury Regulations, the amounts of the items of Company income, gain, loss, or deduction available to be specially allocated pursuant to Section 5.2 shall be determined by applying rules analogous to those set forth in this definition of Net Profit or Net Loss.

"Nonrecourse Liability" shall have the meaning set for in Treas. Reg. §1.752-1(a)(2).

"Offer" has the meaning set forth in Section 9.5(a).

"Offeree" has the meaning set forth in Section 9.7(a).

"Offeror" has the meaning set forth in Section 9.7(a).

"Percentage Interest" has the meaning set forth in Section 4.1.

"Permitted Transfer" has the meaning set forth in Section 9.5.

"Person" means an individual, partnership, corporation, limited liability company, trust, or other association.

"Prior Operating Agreement" has the meaning set forth in the recitals.

"Proceeding" means that (i) any judgment is obtained in, or any settlement agreement is entered into in respect of, any legal or equitable proceeding by or against a Member, including, without limitation, any divorce proceeding, and the sale of any of such Member's Units is contemplated or threatened under legal process as a result of such judgment or settlement agreement, (ii) any execution against a Member's Units is issued on a judgment against a Member,

(iii) any of the Units of a Member are attached, (iv) there is instituted by or against a Member any other form of legal proceeding or process by which the sale or transfer of any of the Units of such Member becomes imminent (i.e., such Units may be sold or transferred either voluntarily or involuntarily within sixty (60) days), (v) a Member makes an assignment for the benefit of creditors, (vi) a Member admits such Member's inability to pay such Member's debts as they mature, or commences a voluntary case or proceeding under Title 11 of the Code or any similar federal or state law for the relief of debtors ("Bankruptcy Law"), or consents to the entry of an order for relief against such Member in an involuntary case or proceeding thereunder, or consents to the appointment of a receiver, trustee, liquidator or similar official for such Member or for all or substantially all of such Member's property; (vii) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law for relief against a Member in an involuntary case or proceeding and the order or decree remains unstayed and in effect for sixty (60) days; or (viii) the proposed Transfer of a Member's Interest pursuant to a divorce decree.

"Proportionate Share" has the meaning set forth in Section 9.5(c). "Purchaser" has the meaning set forth in Section 9.6(a)(i). "Reserve Units" has the meaning set forth in Section 2.5(a). "Subscription Agreements" means the subscriptions for Units delivered by the Members to the Company effective the Closing Date.

"Rights" means those rights associated with a Membership Unit in connection to Net Income and Net Losses and Distributions (i.e., "Financial Rights"), the right to assign such rights, rights to vote (i.e. "Governance Rights") and receive notices in accordance with the terms of this Agreement.

"Substitute Member" means an Assignee of an Interest who has become a Member with respect to such interest pursuant to ARTICLE IX hereof and the Act.

"Successor" has the meaning set forth in Section 9.8(b).

"Supermajority of the Members" means, subject to Section 2.5, any Member or Members holding at least seventy percent (70%) of the total Units of the Company.

"Tag-Along Member" has the meaning set forth in Section 9.6(a)(i). "Tag-Along Notice" has the meaning set forth in Section 9.6(a)(i). "Tag-Along Units" has the meaning set forth in Section 9.6(a)(i).

"Tax Regulation Allocations" means the following allocations, the ordering and timing of which shall be made according to Treasury Regulations section 1.704 2(j):

(a)   Company Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations section 1.704-2(f), if Company Minimum Gain has a net decrease during any Company taxable year (or other relevant period), the Company shall allocate items of income and gain for such taxable year (or other relevant period) (and, if necessary, for subsequent taxable years (or other relevant periods)) to each Member in the amounts equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations section 1.704-2(g)(2). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts to be allocated to each Member in accordance with Treasury Regulations sections 1.704-2(f) and 1.704-2(j)(2).

(b)   Member Nonrecourse Debt Minimum Gain Chargeback. Except as otherwise attributable to Member Nonrecourse Debt has a net decrease during any Company taxable year (or other relevant period), the Company shall allocate to each Member who has a share of the Member Nonrecourse Debt Minimum Gain items of income and gain for such taxable year (or other relevant period) (and, if necessary, for subsequent taxable years (or other relevant periods)) in the amounts equal to such Member's share of the net decrease in Member Nonrecourse Debt, determined in accordance with Treasury Regulations section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts to be allocated to each Member pursuant thereto. The items to be allocated shall be determined in accordance with Treasury Regulations sections 1.705-2(i)(4) and 1.704¬2(j)(2).

(c)   Qualified Income Offset. If a Member unexpectedly receives an adjustment, allocation, or Distribution described in Treasury Regulations sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6) resulting in, or increasing, an Adjusted Capital Account Deficit for such Member, the Company shall allocate to the Member items of Company income and gain (consisting of a pro rata portion of each item of Company income, including gross income, and gain for such year) in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit, if any, caused by such adjustment, allocation or Distribution, as quickly as possible as required by Treasury Regulations section 1.704-1(b)(2)(ii)(d); however, an allocation pursuant to Section 5.2(a) in accordance with this subsection (c) shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in Article V have been tentatively made as if this subsection were not in this Agreement.

(d)   Gross Income Allocation. If at the end of any taxable year (or other applicable period) of the Company, a Member has an Adjusted Capital Account Deficit, such Member shall be specially allocated items of income or gain of the Company in an amount and manner sufficient to eliminate such Adjusted Capital Account Deficit as quickly as possible; however, an allocation pursuant to Section 5.2(a) in accordance with this subsection shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in Article V have been tentatively made as if this subsection were not in this Agreement.

(e)   Nonrecourse Deductions. The Company shall allocate each nonrecourse deduction, as defined in Treasury Regulations section 1.704-2(b)(1) and determined in accordance with Treasury Regulations section 1.704-2(c), in accordance with the Members' respective Membership Interests. In connection therewith, excess nonrecourse liabilities of the Company (as defined in Treasury Regulations section 1.752-3(a)(3)) shall be allocated in accordance with the Members' respective Membership Interests.

(f)   Member Nonrecourse Deductions. The Company shall allocate each Member nonrecourse deduction, as defined in Treasury Regulations section 1.704 2(i)(2), to the Members who bear the economic risk of loss with respect to the liability to which such Member nonrecourse deductions are attributable as provided in Treasury Regulations section 1.704-2(i)(1).

        (g)   Allocation of Cancellation of Debt Income. The Company shall allocate any cancellation of debt income realized by the Company among the Members in proportion to the allocation among the Members (as provided in Code section 752 and the corresponding Treasury Regulations) of the debt to which such income is attributable.

        (h)   Calculation of Minimum Gain. To the extent permitted by Treasury Regulations section 1.704-2(h)(3), the Company may treat Distributions of Cash as having been made from the proceeds of a nonrecourse liability or a Member nonrecourse liability only to the extent that such Distributions would otherwise cause or increase an Adjusted Capital Account Deficit for any Member.

"Transfer" means to sell, assign, pledge, hypothecate, exchange, gift, bequeath or otherwise transfer (whether or not by operation of law, except in the case of bankruptcy) any Units.

"Transferee" has the meaning set forth in Section 9.5(b).

"Transferring Member" shall mean, with respect to any transaction, any Member whose Units are subject to a Transfer pursuant to Section 9.3.

"Transferor" has the meaning set forth in Section 9.5(b). "Transfer Interest" has the meaning set forth in Section 9.5. "Transfer Notice" has the meaning set forth in Section 9.5(a).

"Triggered Units" has the meaning set forth in Section 9.4.

"Triggering Event" means: (i) the death of a Member; (ii) the entry of any order by a court of competent jurisdiction adjudicating a Member incompetent; (iii) the disability of a Member, which shall mean any legal disability, or by reason of illness or physical or mental disability whereby the Transferring Member is unable, in the written opinion of two (2) medical doctors, to handle said Transferring Member's own affairs and which condition is continuous for a period of three (3) or more months or (iv) the commencement of any Proceeding against a Member. For purposes of this Agreement, the following are deemed to be a death of a Member: (a) if the Member is a trust, the death of the grantor shall constitute the death of the Member; (b) if the Member is an Individual Retirement Account or 401(k) account, the death of the beneficiary shall constitute the death of the Member; and (c) if the Member is an entity, the death of the controlling member, shareholder or partner shall constitute the death of the Member and in the event such controlling member, shareholder or partner is also an entity, then in such event, the death of the controlling member, shareholder or partner of such entity shall constitute the death of the Member.

"Treasury Regulations" means the income tax regulations promulgated under the Code, as such regulations may be amended from time to time, and, in the case of any temporary regulations referred to herein, if any, includes the corresponding provisions of pertinent final regulations.

"Unit" means a Unit of membership in the Company with all voting rights and other rights appurtenant to Units pursuant to this Agreement.

"Unit Fair Market Value" has the meaning set forth in Section 9.4(e). "Winding Up Representative" has the meaning set forth in Section 10.3(b).

"Winding Up Representative" has the meaning set forth in Section 10.3(b).

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EXHIBIT A

Names and Units of Members
As of April 20, 2023


Member Name and Address	**Units**
ParaVita, LLC 524 Rooster Ridge Court Defiance, Missouri 63341	100 Class A

EXHIBIT B

Managers

As of Effective Date of the Operating Agreement

The Board of Managers shall consist of one (1) Manager, who shall be:

(1) Mark Sutherland

THIRD AMENDED AND RESTATED OPERATING AGREEMENT

OF

PARAVITA, LLC

THE LIMITED LIABILITY COMPANY UNITS CONTEMPLATED IN THIS THIRD AMENDED AND RESTATED OPERATING AGREEMENT HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE IN RELIANCE UPON EXEMPTIONS UNDER SUCH LAWS. THE SALE OR OTHER DISPOSITION OF SUCH UNITS IS RESTRICTED AS STATED IN THIS THIRD AMENDED AND RESTATED OPERATING AGREEMENT. BY ACQUIRING THE UNITS REPRESENTED BY THIS THIRD AMENDED AND RESTATED OPERATING AGREEMENT, EACH MEMBER REPRESENTS THAT IT WILL NOT SELL OR OTHERWISE DISPOSE OF SUCH UNITS OTHER THAN IN COMPLIANCE WITH THE PROVISIONS OF THIS THIRD AMENDED AND RESTATED OPERATING AGREEMENT, THE AFORESAID ACTS AND LAWS AND THE RULES AND REGULATIONS ISSUED THEREUNDER.

THIRD AMENDED AND RESTATED OPERATING AGREEMENT
OF
PARAVITA, LLC
a Missouri limited liability company

THIS THIRD AMENDED AND RESTATED OPERATING AGREEMENT ("Agreement") of ParaVita, LLC, a Missouri limited liability company ("Company"), is made and entered into by and among those Persons identified on Exhibit A attached hereto (hereafter collectively, together with such other persons who may hereafter become Members or successors to Members as provided herein, referred to as "Members" or individually as "Member"). This Agreement shall be effective as of May 2, 2023 (the "Effective Date").

WHEREAS, the Company was formed as a limited liability company under the Act on February 12, 2021;

WHEREAS, that certain Operating Agreement of the Company, dated as of February 12, 2021 (the "Original Operating Agreement"), was adopted as the original operating agreement of the Company;

WHEREAS, the Members adopted that certain Amended and Restated Operating Agreement of the Company, dated as of May 9, 2022, as amended by that certain First Amendment to Amended and Restated Operating Agreement, dated as of June 30, 2022 and that certain Second Amended and Restated Operating Agreement dated January 1, 2023 (collectively, the "Prior Operating Agreement"); and

WHEREAS, the Members desire to amend and restate the Prior Operating Agreement in its entirety with this Agreement, and to adopt this Agreement as the operating agreement governing the Company under the Act from and after the Effective Date of this Agreement;

NOW THEREFORE, in consideration of the recitals set forth above and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members hereby adopt this Agreement as the Operating Agreement of the Company:

ARTICLE I
ORGANIZATION

Section 1.1   Formation of the Company.

(a)   On February 12, 2021, the Company was formed by executing and delivering Articles of Organization to the Missouri Secretary of State in order to constitute the Company as a Missouri limited liability company;

(b)   The Members hereby ratify, approve, and confirm all documents executed, acknowledged, and/or delivered and all acts, agreements, purchases, and other actions taken in connection with the organization of the Company; and

(c)   The Board of Managers is hereby authorized and directed to do or cause to be done on behalf of the Company all such actions and to make, execute, and/or deliver or cause to be made, executed, and/or delivered all such contracts, instruments, documents, agreements, writings, or communications as the Board deems in its discretion to be necessary, advisable, or appropriate for the Company to negotiate and enter into and carry out the stated purposes described in Section 1.4.

Section 1.2   Name. The Business of the Company shall be conducted under the name of "ParaVita, LLC" and such trade name(s) as the Board deems appropriate in connection therewith.

Section 1.3   Term. The term of the Company shall commence on the date of filing the Articles of Organization with the Missouri Secretary of State and shall continue perpetually until the date the Company is terminated, as provided in Article X.

Section 1.4   Purposes. The character of the business of the Company and the purposes for which the Company are formed is as set forth in the Company's Articles of Organization, as they may be amended from time to time, and to transact any and all lawful business for which a limited liability company may be organized under the Act and exercise all rights and to engage in all activities related thereto (collectively, the "Business").

Section 1.5   Principal Place of Business. The principal place of business of the Company shall be at such location as may be hereafter determined by the Board.

Section 1.6   Registered Agent and Registered Office. The name of the Company's registered agent for service of process in Missouri and the address of the Company's registered office shall be as set forth in the Company's Articles of Organization, as amended from time to time; provided, however, that the Board may change such registered agent and/or registered office, at any time, by making all appropriate filings.

Section 1.7   Definitions. Capitalized terms used in this Agreement and not otherwise defined herein have the meaning ascribed to such terms in Appendix 1 to this Agreement. The definitions in Appendix 1 shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun used herein shall include the corresponding masculine, feminine, and neuter forms. The words "include," "includes," and "including" shall be deemed to be followed by the phrase "without limitation." The words "herein," "hereof," "hereunder," and similar terms shall refer to this Agreement, unless the context otherwise requires.

ARTICLE II
CAPITALIZATION; UNITS

Section 2.1   Units. Membership in the Company shall be represented by Units, which may be issued to Members of the Company in consideration for Capital Contributions, services provided to or for the Company or such other consideration as the Board shall deem appropriate.

Section 2.2   Founding Members.

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(a) In connection with the formation of the Company, the Company issued (i) The Retreat LLC Ten Thousand Six Hundred Fifty (10,650) Units, (ii) DCF LLC Ten Thousand Six Hundred Fifty (10,650) Units and (iii) Kyle Harlan (together with The Retreat LLC and DCF LLC, the "Founding Members" and each, a "Founding Member") One Thousand Two hundred (1,200) Units, in consideration for each Founding Member's Capital Contributions to the Company of cash, tangible property, certain rights to acquire inventory and personal and real property, and certain valuable intangible and intellectual property essential to the existence and future operations of the Company, none of which the Company would otherwise have the right to but for the contribution by each Founding Member, including, but not limited to: (a) the business plan and model of the Company, including the know-how and business experience to be used in developing, maintaining and growing the business of the Company; (b) the contractual right to purchase spirit and alcohol inventory valued at approximately Four Million and No/100 Dollars ($4,000,000.00) for the discounted purchase price of approximately One Million Six Hundred Thousand and No/100 Dollars ($1,600,000.00); (c) contractual rights to acquire certain real property and the improvements thereon, upon which the Company intends to operate the Business; (d) valuable contacts and general goodwill in the civic and business communities related to the alcohol and marketing industry that have benefited and will continue to benefit the Company; and (e) other valuable intangible and intellectual property essential to the core existence and future operations of the Company.

(b) Pursuant to that certain Unit Surrender Agreement, dated as of December 18, 2022, DCF LLC surrendered (the "Surrender") Ten Thousand Six Hundred Fifty (10,650) Units, which represented all of the Units DCF LLC owned in the Company, to the Company. Immediately following the Surrender, the Company issued The Retreat LLC Four Thousand Three Hundred Eighty (4,380) Units in consideration for The Retreat LLC's additional Capital Contributions to the Company, such that, as of the Effective Date, The Retreat LLC owns Fifteen Thousand Thirty (15,030) Units.

Section 2.3 Initial Offerings. In addition to those Units issued pursuant to Section 2.2 above, the Company initially anticipates issuing and selling additional Units, not to exceed Thirteen Thousand Five Hundred (13,500) Units in the aggregate, in consideration for a maximum aggregate Capital Contribution equal to Six Million Six Hundred Thousand and No/100 Dollars ($6,600,000.00). The price per Unit in the Initial Offering shall be Four Hundred Eighty-Eight and 89/100 Dollars ($488.89) per Unit. 12,856 of such Units shall be Class A Units and shall be offered to accredited investors (as that term is defined pursuant to 17 CFR 230.501), and 300 Units shall be Class CF Units and shall be offered as part of a Regulation CF equity crowdfunding offering. A Member's Capital Contribution shall be made concurrently with his, her or its delivery to the Company of an executed Subscription Agreement and an Investor Questionnaire; provided, however that the Board may elect in its sole discretion to accept the Member's Subscription Agreement but delay the date by which the Member must make some or all of his, her or its Capital Contribution to the Company until such later date as the Company requires the cash Capital Contribution. The Board may cause the Company to effectuate an initial interim closing for the Units in the Initial Offering at any time after the Board has accepted adequate Subscription Agreements for Capital Contributions to commence implementation of the Company's business plan in the discretion of the Board (the "Initial Closing"). Thereafter, the Board shall have the right in the Board's discretion to effectuate one or more subsequent interim closings from time to time upon receiving additional subscriptions for Units at any time. On each Closing Date for any subscriptions for Units in this Section 2.3, the subscribers' cash contributions to the Company for Units shall be transferred to the Company as Capital Contributions. On July 18, 2022, the Company effectuated an interim closing for Units in the Initial Offering pursuant to which Sauma Warehousing Company, LLC subscribed for Six Hundred Fourteen (614) Units of the Company. Sauma Warehousing Company, LLC's ownership of Units of the Company is reflected on Exhibit A of this Agreement.

Section 2.4 Issuance of Units to non-Member Participants of the Advisory Board. Subject to Section 8.2(e), the Chief Executive Officer of the Company has the right to grant Units to each non-Member participant of the Advisory Board, not to exceed Two Hundred Seventy (270) Units in the aggregate.

Section 2.5 Reserved Units.

(a) All Units available for subscription pursuant to the Initial Offerings and granted to a non-Member participant of the Advisory Board shall be held in reserve (the "Reserve Units") until such time as the Units are issued to a subscriber or grantee. Until such subscription or grant has occurred, the profits, losses, allocation of Percentage Interest, tax attributes, voting rights, Distributions, obligations, and other rights associated with the Reserved Units shall be allocated to The Retreat LLC.

(b) If, upon the final closing of the Initial Offering, all Units available for subscription in the Initial Offerings were not subscribed for (the "Remaining Initial Offering Units"), the Remaining Initial Offering Units shall be transferred to The Retreat LLC.

Section 2.6 No Required Additional Capital Contributions. Subject to the non-dilution provisions in Section 2.9, no Member or Assignee shall be required to or shall make any additional Capital Contributions to the Company.

Section 2.7 Return of Capital. No Member or Assignee shall be entitled to the return of all or any part of such Member's or Assignee's Capital Contribution prior to the termination of the Company, except as otherwise expressly provided herein.

Section 2.8 Loans and Interest. During the term of the Company, no interest shall be allowed to any Member upon the amount of such Member's Capital Account or Capital Contributions. The Company may borrow funds from a Member or an Affiliate of a Member on terms agreed upon by the Board and such borrowing shall bear interest at the lesser of (a) the corporate base interest rate announced by the primary bank of the Company plus one percent (1%) or (b) the maximum interest that may be charged on such indebtedness under the applicable usury law. The Board shall offer the opportunity for each Member to participate in the provision of the loan. The Board shall have the right to authorize and cause the Company to compensate any Member designated by the Board and approved by the Company's lender(s) who guarantees or provides collateral to secure any debt of the Company or debt of any subsidiary of the Company.

Section 2.9   Requests for Additional Capital Contributions.   Upon the affirmative vote of a Supermajority of the Members that the Company requires additional funds to cover operating deficits, to make capital expenditures, or for any other purposes, and in the event that the Company cannot, or elects not to, borrow additional funds on the strength and credit of the Company, the Board shall request additional Capital Contributions from the Members in exchange for the issuance by the Company of additional Units. The additional Capital Contribution required to purchase each additional Unit shall be based upon the Board's good faith determination of the value of the Company at the time the Capital Contributions are to be accepted, taking into account the Board's estimate of the value of the Company at the time, the growth potential of the Company, all risks associated with investing in the Company at the time as such risks may increase or decrease from time to time, and any and all such other factors as the Board deems prudent in its sole discretion. The Board shall offer to each Member the opportunity to participate in the additional Capital Contributions and purchase additional Units in proportion to its Percentage Interest. The request for such additional Capital Contributions shall indicate (i) the aggregate amount of requested additional Capital Contributions, the number of additional Units the Company is planning to issue in consideration therefor and the corresponding price per additional Unit; (ii) the general nature of the expenditures to which the request relates, or the general reasons why the request is being made; (iii) that the Members who elect to participate have the further right to participate in making any Capital Contributions which other Members may elect not to make (such right to be allocated, if necessary, among such contributing Members on the basis of their respective Percentage Interests at the time compared to the Percentage Interest of all other participating Members); and (iv) the fact that a Member's Percentage Interest will be diluted if a Member elects not to participate in the additional Capital Contributions. The Members shall be given a period of at least fifteen (15) days, but not more than thirty (30) days, to notify the Board in writing of the Member's election to make the additional Capital Contributions, and, during such period, the Board shall make available to the Members such information as they may reasonably request and as may be available to the Board concerning the financial condition of the Company and the circumstances to which the requested additional Capital Contributions relate. If each of the Members agrees to make all of the additional Capital Contributions requested as provided above in this Section, the Board shall accept such additional Capital Contributions and issue the appropriate number of additional Units to all Members, in which case no adjustments shall be made to the Percentage Interests. If some, but not all, of the Members elect to make the additional Capital Contributions requested, the Board shall accept such additional Capital Contributions and issue the appropriate number of additional Units to only those Members making the additional Capital Contributions, in which case the Percentage Interests shall be adjusted accordingly. If the additional Capital Contributions received from the participating Members are less that the additional funds required by the Board, the Board shall have the right to accept Capital Contributions from outside investors in exchange for Units and to admit the additional investors as Members to make up any deficiency, in which case the Percentage Interests shall be adjusted accordingly.

Section 2.10   Equity Incentive Plan.   In addition to any grant of Units pursuant to Section 2.4, the Board shall have right and authority to adopt an equity incentive plan on behalf of the Company for purposes of granting or issuing any combination of Units, options or warrants to purchase Units, equity appreciation rights, profits interests, "phantom equity" or similar interests in the Company to Members, Managers, senior management, officers and other key employees or contractors of the Company in exchange for services rendered to or on behalf of the Company, including any universal or omnibus incentive plan which would permit the Company to issue any or all of the same under a single plan ("Equity Incentive Plan"). The number of Units allocated for issuance under the Equity Incentive Plan may be determined from time to time by the Board. Notwithstanding anything herein to the contrary, in no event shall the aggregate equity value granted to Persons under the Equity Incentive Plan exceed ten percent (10%) of the total equity value of the Company. All rights and obligations with respect to the Equity Incentive Plan shall be determined at the discretion of the Board. Each Member (a) recognizes the value to the Company in awarding certain Persons with Units or other economic interests in the Company under any Equity Incentive Plan adopted by the Board, (b) agrees and acknowledges that any Units or other economic interests in the Company issued in connection with any Economic Incentive Plan adopted by the Board may be dilutive to the other Members and decrease the aggregate Percentage Interest held by such other Members, and (c) consents in advance to the dilution of such Member's Percentage Interest under any Equity Incentive Plan.

ARTICLE III
CAPITAL ACCOUNTS

Section 3.1   Capital Accounts.   A capital account ("Capital Account") shall be established and maintained for each Member, consistent with the provisions of ARTICLE III, and adjusted in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv) and in accordance with the following provisions of this Agreement (and for purposes of this ARTICLE III, the term "Member" shall include an Assignee):

(a)   To each Member's Capital Account, there shall be credited such Member's cash Capital Contributions; the fair market value of tangible and intangible property contributed by each Member to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Section 752 of the Code); the fair market value of services contributed by each Member in exchange for Interest; such Member's distributive share of Company income or gain (or items thereof), including income and gain exempt from tax; and, in the event the adjusted tax basis of any Company property described in Section 46 of the Code which has been placed in service by the Company is increased pursuant to Section 50(c) of the Code, such Member's share of such basis increase (determined by allocating such increase among the Members in the same proportions as the investment tax credit that is recaptured with respect to such property is shared among the Members).

(b)   To each Member's Capital Account there shall be debited the amount of Distributions to such Member pursuant to any provision of this Agreement; such Member's distributive share of Company losses and deductions (or items thereof); such Member's distributive share of Company expenditures described in Section 705(a)(2)(B) of the Code; and, in the event the adjusted tax basis (or cost) of any Company property described in Section 46 of the Code is reduced pursuant to Section 50(c) of the Code, such Member's share of such reduction (determined by allocating such reduction among the Members in the same proportions as the basis (or cost) of such property is allocated pursuant to Treas. Reg. §1.46-3(f)(2)(i)).

(c)   Except as provided in subsection (d) below, upon the transfer by a Member of such Member's Interest, the Capital Account of the transferor shall be transferred to the Assignee or Substitute Member. An election under Section 754 of the Code shall have no effect on an Assignee's or Substitute Member's Capital Account, and the credits and debits to the Capital Account required by this ARTICLE III shall be determined without regard to any such election.

(d)   Upon the occurrence of any event described in Treas. Reg. §1.704-1(b)(2)(iv)(f)(5) (or any corresponding successor provision) such as the liquidation of a Member's Interest, additional Capital Contributions other than on a pro-rata basis or certain admissions of one or more Members into the Company, all Members' Capital Accounts may, to the extent necessary or appropriate to reflect the relative economic interests of the Members, be increased or decreased to reflect a revaluation of Company property. Any such adjustment(s) to Capital Accounts may be based on the value of Company property as of the date of the adjustment and may reflect the manner in which unrealized income, gain, loss or deduction inherent in such property (that has not been reflected in Capital Accounts previously) would be allocated among the Members as if there were a taxable disposition of such property for such fair market value on that date. After any such revaluation, the Members' Capital Accounts may be subsequently adjusted for book depreciation, depletion, amortization, and gain or loss with respect to the Company property.

(e)   No Member shall be required to restore any deficit in such Member's Capital Account or bring such Member's Capital Account into parity with the Capital Account of other Members.

(f)   The foregoing provisions, and the other provisions of this Agreement relating to the maintenance of Capital Accounts, are intended to comply with Treas. Reg. §1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations.

ARTICLE IV
PERCENTAGE INTERESTS

Section 4.1   Percentage Interests. Subject to Section 2.5, the "Percentage Interest" of each Member shall be determined by dividing the number of Units held by such Member by the aggregate number of Units held by all of the Members at such time.

ARTICLE V
ALLOCATIONS

Section 5.1   Special Allocations. Notwithstanding any provision in Sections 5.2 through 5.4 to the contrary, at any time the total Distributions received by an Initial Offering Member is less than the cash Capital Contributions contributed to the Company by the Initial Offering Member, all Net Profits and Net Losses allocated pursuant to this ARTICLE V shall be first allocated to such Initial Offering Member in proportion to their Initial Offering Percentage Interest.

Section 5.2   Allocations of Net Profits and Net Losses.

(a) After giving effect to the Tax Regulation Allocations and subject to subsection (b) and Section 5.4, for each taxable year (or other relevant period) of the Company, after adjusting each Member's Capital Account for all Capital Contributions and Distributions during such taxable year (or other relevant period), the Company's Net Profits (or items thereof) and Net Losses (or items thereof) shall be allocated to the Members' Capital Accounts in a manner such that, as of the end of such taxable year (or other relevant period), the Capital Account of each Member shall be equal to (1) the amount which would be distributed to such Member, determined as if the Company were to sell all of its assets for the Gross Asset Value thereof, all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the Gross Asset Value of the assets securing such liability) and the net proceeds thereof were distributed pursuant to Section 6.1, minus (2) such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain.

(b) Notwithstanding subsection (a), Net Losses shall not be allocated to a Member if such allocation would cause such Member to have an Adjusted Capital Account Deficit at the end of any taxable year (or other relevant period) (or would increase the amount of any such Adjusted Capital Account Deficit). Any such Net Losses not allocated to a Member due to the foregoing limitation shall be specially allocated to the Members with positive Capital Account balances in proportion to such Capital Account balances until all such Capital Accounts have been reduced to zero and any remainder shall be allocated to the Members, pro rata in accordance with their Membership Interest. To the extent any Net Loss is allocated in accordance with this subsection, then Net Profits shall thereafter be allocated in reverse order and in proportion to such Net Loss allocated under this subsection until such Net Loss allocated under this subsection has been reversed.

Section 5.3   Curative Allocations.

(a) The Company shall allocate Net Profits (or items thereof) and Net Losses (or items thereof) in accordance with the Tax Regulation Allocations for purposes of maintaining Capital Accounts to comply with Treasury Regulations under Code section 704(b).

(b) The Tax Regulation Allocations are intended to comply with certain requirements of Treasury Regulations sections 1.704-1(b) and 1.704-2.

(c) The Tax Regulation Allocations may not be consistent with the manner in which the Members intend to divide Company Distributions. Accordingly, the Board, to the extent not inconsistent with Code section 704(b) and the corresponding Treasury Regulations, is authorized to make allocations of Company Net Profits and Net Losses among the Members so as to effect the economic objectives of the Members, and to offset any distortion of such objectives resulting from the Tax Regulation Allocations.

Section 5.4   Tax Allocations.

(a) Except as otherwise provided in this Section 5.3, all items of Company income, gain, loss, and deduction for income tax purposes shall be allocated among the Members in the same manner as they share correlative items of Net Profit and Net Loss as computed for

Capital Accounts for the relevant taxable year (or other relevant period), except that if any such allocation is not permitted by the Code or other applicable law, the Company's subsequent items of Company income, gain, loss, and deductions will be allocated among the Members so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(b)   In accordance with Code sections 704(b) and 704(c) and the Treasury Regulations thereunder, items of taxable income, gain, loss and deduction with respect to any Company asset other than money that has been contributed to the Company by a Member or revalued on the books of the Company shall, solely for income tax purposes, be allocated among the Members so as to take into account the difference between the asset's adjusted tax basis immediately before the contribution or revaluation and the Gross Asset Value of such asset, using any method permitted by the Treasury Regulations and selected by the Board.

(c)   Allocations pursuant to this Section are solely for purposes of U.S. federal, state and local income taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account.

Section 5.5   Change of Interest.   Upon the issuance, increase, decrease or Transfer (pursuant to the terms of this Agreement) of a Membership Interest during any year, the Company will allocate items of income, gain, loss, deduction, credit and all other items allocable to such Membership Interest in proportion to the number of calendar days in the year that the holder was recognized as the owner for federal income tax purposes of that Membership Interest, determined without regard for the results of the Company operations during the portion of the year in which the holder was recognized as the owner of that Membership Interest, and without regard for the date, amount or recipient of any Distributions made with respect to that Membership Interest. Allocations, however, are subject to the following:

(a)   the transferor and transferee may agree to an allocation based on the results as of the record date of the Transfer and agree to reimburse the Company for the cost of making and reporting their agreed allocation; or

(b)   Code section 706 and the corresponding Treasury Regulations may require certain different allocations.

All Distributions on or before the date of the Transfer shall be made to the transferor, and all Distributions thereafter shall be made to the transferee.

ARTICLE VI
DISTRIBUTIONS TO THE MEMBERS

For purposes of this ARTICLE VI, the term "Member" shall include an Assignee.

Section 6.1   Distribution and Payment of Net Operating Cash Flow.   Subject to Section 6.3, from time to time subject to Section 8.8, the Board, in its discretion, shall distribute to those who are Members on the date of the Distribution, such amounts as the Board determines in its discretion are available for Distribution from the Company's Net Operating Cash Flow or from other Company funds, after allowing for such reserves and working capital as the Board shall consider in its discretion to be in the best interests of the Company ("Net Operating Cash Flow Event"), to be shared by them in proportion to their then Percentage Interests.

Section 6.2   Distribution and Payment of Cash on a Refinance or Liquidation Event. Subject to Section 6.3, any net proceeds resulting from a refinance, sale, transfer, exchange or other disposition or condemnation of all or substantially all of the Company's assets or properties, may in the Board's sole discretion be distributed to the Members on the date of such Distribution as follows:

(a)   Upon the occurrence of a Liquidation Event, as defined in Section 10.1, the proceeds shall first be paid as required in Section 10.3 of this Agreement;

(b)   Then, except as provided in Section 6.2(a) above, when Adjusted Capital Contributions for the Members as a group are greater than zero the proceeds shall then be distributed to the Members to the extent of and in proportion to their individual Adjusted Capital Contributions until reduced to zero; and

(c)   Thereafter, any remaining proceeds shall be distributed to the Members in proportion to their then Percentage Interests.

Section 6.3   Priority. Notwithstanding anything to the contrary herein, to the extent the total Distributions received by an Initial Offering Member is less than the cash Capital Contributions contributed to the Company by the Initial Offering Member pursuant to the Initial Offering, any Distributions paid pursuant to Section 6.1 or 6.2 shall be first paid to such Initial Offering Member in proportion to their Initial Offering Percentage Interest.

Section 6.4   No Right to Distributions. Except as provided in this Agreement, no Member shall have any right to the payment of Distributions. In particular, and not in limitation of the foregoing, except as provided in this Agreement, the fact that a Member is required to report a share of the Company's income or gain on the federal, state or any other income tax returns of such Member shall not give such Member any right to receive a Distribution with respect to such income or gain or any portion thereof.

Section 6.5   Tax Distributions. Notwithstanding anything to the contrary herein, if cash is available in the sole and absolute discretion of the Board and a Distribution would not have an adverse effect on the Company, the Company shall make annual Distributions to the Members in an amount sufficient to pay the Members' estimated income tax resulting from ownership of an Interest in the Company, the amount of which shall be calculated using the highest marginal tax rate (both federal and state) applicable to Missouri residents.

ARTICLE VII
ACCOUNTING

Section 7.1   Accounting Methods; Company Records.

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(a)   The Company's books and records shall be prepared using the tax accrual basis of accounting as provided in the Code, consistently applied, except that the Capital Accounts of the Members shall be maintained as provided in this Agreement. No audit of such books and records shall be required unless Members owning at least twenty five percent (25%) of the Units request the same and agree to pay the cost thereof. Unless otherwise determined by the Board, the Company shall be on the accrual basis for both tax and accounting purposes.

(b)   The Board shall cause the Company to comply with all record keeping requirements imposed by the Act, and shall provide each Member with the opportunity to inspect and copy such records (at such Member's expense) at reasonable intervals during ordinary business hours. Unless the Act provides otherwise, neither the Board nor any Member shall have any obligation to provide to any other Member a copy of the Articles of Organization or any other document filed with the Missouri Secretary of State or other governmental authority on behalf of the Company.

(c)   Mark Sutherland shall be designated as the "partnership representative" of the Company for purposes of Section 6223 of the Code, and any similar role under applicable U.S. state, local, or non-U.S. tax law (the "Partnership Representative"). The Partnership Representative shall manage the administrative tax proceedings conducted at the Company level by the Internal Revenue Service (the "IRS") with respect to Company matters. Each Member hereby approves of such designation, agrees and acknowledges that the Partnership Representative is authorized and required to represent the Company (at the Company's expense) as it may deem appropriate in carrying out his duties as the Partnership Representative, as applicable, in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial actions, and to expend Company funds for professional services and costs associated therewith. Each Member agrees to cooperate with the Partnership Representative and to do or refrain from doing any or all things reasonably requested by the Partnership Representative with respect to the conduct of such actions. The Partnership Representative will have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority. The Partnership Representative shall be entitled to cause the Company to elect the application of Section 6226 of the Code with respect to any imputed underpayment or make any other decision or election, or take any action pursuant to Sections 6221 through 6235 and 6241 of the Code. The Company shall reimburse the Partnership Representative for all reasonable out-of-pocket expenses incurred by the Partnership Representative, including reasonable fees of any professional accountants or attorneys, in carrying out his duties as the Partnership Representative, as applicable. The provisions of this Section shall survive the termination of any Member's Units in the Company, the termination of this Agreement and the termination of the Company and shall remain binding on each Member for the period of time necessary to resolve with the IRS all federal income tax matters relating to the Company.

Section 7.2   Fiscal Year. The fiscal year of the Company shall be the calendar year, unless otherwise determined by the Board.

Section 7.3   Bank Accounts; Title to Assets. The funds of the Company shall be deposited in such bank accounts, or invested in such interest-bearing or non-interest-bearing investments in the Company's name, as shall be determined by the Board. The funds of the Company shall not be commingled with the funds of any other Person and the Board shall not employ, or permit or cause any other Person to employ, such funds in any manner except for the benefit of the Company. Title to the Company's assets shall be held, and conveyances thereof shall be made, in the name of the Company or its subsidiaries.

Section 7.4   754 Election. In the case of a transfer of an Interest which is permitted by this Agreement and which is made in the manner provided in Section 743 of the Code, then upon the request of the transferee of such Interest, the Company shall file an election under Section 754 of the Code pursuant to the Treasury Regulations applicable thereto.

Section 7.5   Tax Status. Any provision of this Agreement to the contrary notwithstanding, solely for federal and state income tax purposes, each party hereto recognizes and acknowledges that it is the Members' intention that the Company will be a limited liability company classified as a partnership for federal income tax purposes and subject to all provisions of Subchapter K of Chapter 1 of Subtitle A of the Code; provided, however, the filing of federal and state income tax returns shall not be construed to extend the purposes or expand the obligations or liabilities of the Company nor shall it be construed to create a partnership (other than for tax purposes) or any other agency relationship between the Members.

ARTICLE VIII
POWERS, RIGHTS, AND DUTIES OF THE MEMBERS AND BOARD OF MANAGERS

Section 8.1   Management Authority and Duties of Members. No Member shall be bound by or personally liable for the expenses, liabilities, debts, or other obligations of the Company (except to the extent of such Member's Capital Contribution and any loans to the Company and except as set forth in this Agreement). No Member (other than the Board if and to the extent the Board is also a Member at any time) shall participate in the control or management of the business or affairs of the Company, transact any business on behalf of or in the name of the Company or have any power or authority to sign for or bind the Company.

Section 8.2   Management Authority and Duties of the Board.

(a)   Subject to Section 8.4(d), the management and control of the Company and its business shall be vested exclusively in its Board of Managers. The Company shall have not less than one (1) nor more than five (5) Managers on the Board, the exact number of which shall be determined by resolution of a Supermajority of the Members. The number and identity of the Managers constituting the Board shall be identified on Exhibit B attached hereto, as the same may be updated and amended from time to time in order to properly reflect the Board of Managers. The Board shall have the right and authority, but not the obligation, to appoint a Chairman of the Board from among the Managers who shall have the general right to lead the Board in its meetings and to exercise such other rights and authority which may be granted to the Chairman by the Managers generally (not to exceed the powers granted to the Board under this Agreement generally). The Managers on the Board shall be elected by the affirmative vote of the Members holding a majority of the Percentage Interests. Provided, however, that each Manager, once appointed, shall hold office until such Manager has either resigned or has been removed in accordance with Section 8.3 of this Agreement. Managers need not be a Member of the Company.

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(b)   The action, vote, approval or consent of a majority of the Managers then serving on the Board (or the unanimous action, vote, approval or consent of the Managers if there are only two (2) Managers) taken or granted at a meeting of the Board, or in a written consent signed by a majority of the Managers on the Board, shall constitute the valid action, vote, approval and consent of the Company. In the event of a deadlock between the Managers on any decision if there are an even number of Managers serving at the time on the Board, if a Chairman has been appointed, the Chairman shall break the deadlock; otherwise, if no Chairman has been appointed, the Managers shall jointly select a third party familiar, or who can become familiar, with the basis of the deadlock, who, after hearing all relevant facts and arguments by said Managers, shall cast the deciding vote in favor of one side of the deadlock, which decision shall be binding upon the Board and constitute the action, vote, approval or consent of the Board to act as required herein. In the event the Managers cannot agree upon a third party to break the deadlock, the Board may petition a court of competent jurisdiction to appoint such a third party.

(c)   The Board shall have the power and authority to take any action granted to the Board throughout this Agreement and to execute and deliver any documents or instruments as may be necessary or appropriate to carry out the purposes for which the Company is formed. The Board shall have such rights and powers as are conferred upon Members or Managers by law or are necessary, advisable, or convenient in the management of the Business and affairs of the Company. No person or entity dealing with the Company shall be required to inquire into the authority of the Board. By way of illustration and not limitation, the Board is expressly granted the authority to do the following:

(i)   to acquire property from any person as the Board may determine, whether or not such Person is directly or indirectly affiliated or connected with any Manager or Member;

(ii)   to borrow money for the Company from banks, other lending institutions, the Managers, Members, or affiliates of the Managers or Members on such terms as the Board deems appropriate, and in connection therewith, to hypothecate, encumber and grant security interests in the assets of the Company to secure repayment of the borrowed sums. No debt shall be contracted or liability incurred, by or on behalf of the Company except by the Board or to the extent permitted under the Act, by agents or employees of the Company expressly authorized to contract such debt or incur such liability by the Board;

(iii)   to purchase liability and other insurance to protect the Company's property and business;

(iv)   to hold and own Company real and personal properties in the name of the Company;

(v)   to invest Company funds in time deposits, short-term governmental obligations, commercial paper or other investments;

(vi)   subject to Member approval in Section 8.4(d), to sell or otherwise dispose of all or substantially all of the assets of the Company as part of a single transaction or plan as long as such disposition is not in violation of or a cause of a default under any other agreement to which the Company may be bound;

(vii)   subject to (ii) above, to execute on behalf of the Company all instruments and documents, including, without limitation, checks; drafts; notes and other negotiable instruments; mortgages or deeds of trust; security agreements; financing statements; documents providing for the acquisition, mortgage or disposition of the Company's property; assignments, bills of sale; leases; and any other instruments or documents necessary to the business of the Company;

(viii)   to employ accountants, legal counsel, managing agents or other experts to perform services for the Company;

(ix)   to enter into any and all other agreements on behalf of the Company, in such forms as the Board may approve;

(x)   to do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business;

(xi)   to reimburse any Member or Manager for expenses incurred and/or advanced prior to formation hereof;

(xii)   to repay from the Company any loans or advancements which any Member or Manager may from time to time make to the Company;

(xiii)   to formulate and adopt such executive compensation or long-term incentive plan or plans for the officers and/or other key employees of the Company, and/or adopt such equity incentive plans or bonus plans as the Board in its discretion shall deem appropriate; and

(xiv)   make all other decisions with respect to the operation of the Company as the Board deems in its discretion to be in the best interest of the Company.

(d)   Appointment of Officers. The Board shall have the right and authority to delegate operating responsibilities of the Company to one or more officers appointed by the Board, including, but not limited to, a Chief Executive Officer, a President, one or more Vice Presidents, a Secretary, a Treasurer and any other officers deemed necessary or advisable in the discretion of the Board. Any officers appointed by the Board pursuant to the terms hereof shall serve at the discretion of the Board and shall perform all duties as are directed to them at any time, or from time to time, by the Board. In the event the Board appoints a President of the Company, the President shall thereafter have the authority to execute any and all documents necessary to act on behalf of the Company.

(e)   Advisory Board. In addition to the formal Board of Managers of the Company, the Board shall have the right and authority to form a non-voting board of advisors (the "Advisory Board") for the Company to serve at the discretion of the Board. If the Board forms an

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Advisory Board, then the Managers shall have the right to appoint Members or non-Members to the Advisory Board if the Managers deems it to be in the best interest of the Company, and to cause the Company to provide any such non-Member participants with reasonable compensation for all advisory services provided to the Board of Managers and the Company, including Units in the Company. Any participant of the Advisory Board may be removed at any time, with or without cause, upon the affirmative vote of a majority of the Managers. Upon a participant's removal from the Advisory Board, any Units in the Company granted in consideration for such participant's service as a participant on the Advisory Board shall be deemed forfeited as of the date of such participant's removal from the Advisory Board. Such Units forfeited shall be treated as Reserve Units under the provisions of Section 2.5. Any Members of the Company who serve (or appoint an individual to serve) on the Advisory Board shall not be entitled to any additional compensation solely by virtue of serving on the Advisory Board unless the Board elects to compensate the Member for serving on the Advisory Board. If formed, the Advisory Board shall meet on a regular basis, but not less often than annually unless the Board elects otherwise. The individuals on the Advisory Board shall consult with the Managers and provide advice and opinions to the Managers regarding operational and business issues of the Company with a collective goal of providing the Managers with the support necessary to operate the Company in a successful and profitable manner.

Section 8.3   Withdrawal or Removal of the Board.

(a)   Any Manager or Managers may be removed at any time, with or without cause, upon the unanimous affirmative vote of the remaining Managers on the Board and the affirmative vote of a Supermajority of the Members. The removal of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of a Member.

(b)   Any Manager of the Company may resign at any time by giving written notice to the Board. The resignation of any Manager shall take effect upon receipt of notice thereof or at such later date specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of a Member.

(c)   In the event any Manager is removed pursuant to Section 8.3(a), or due to the death or permanent disability of such Manager, or in the event of the resignation of a Manager pursuant to Section 8.3(b), the other Managers on the Board shall have the right to appoint an individual to serve as an interim Manager until the next meeting of the Members. Thereafter, a Majority of the Members shall replace the removed or resigned Manager.

Section 8.4   Meetings and Voting by Members.

(a)   If the Board determines an annual meeting of the Members is appropriate, then the annual meeting of the Members shall be held each year at the place, date and time determined by the Board. Not less than ten (10) days prior to the date of the annual meeting, the Board shall provide notice to the Members stating the time and place of the annual meeting. At each regular meeting of the Members or at any special meeting, the Board shall report on the operations of the Company. Thereafter, a special meeting of the Members may be called at any time by the Board, or by those Members holding at least a majority of the Percentage Interests. Meetings shall be held at the Company's principal place of business or at any other place designated by the Person(s) calling the meeting. Not less than ten (10) nor more than fifty (50) days before each special meeting, the Person calling the special meeting shall give written notice of the special meeting to each Member entitled to vote at the meeting. The notice shall state the time, place, and purpose of the meeting.

(b)   Notwithstanding the foregoing provisions, each Member who is entitled to notice waives notice if before or after the meeting the Member signs a waiver of the notice which is filed with the records of Members' meetings, or is present at the meeting in person or by proxy. The presence in person or by proxy of a Majority of the Members shall constitute a quorum. Any Member may vote either in person or by written proxy signed by the Member or by the Member's duly authorized attorney-in-fact.

(c)   Unless a vote of a greater Percentage Interest is specifically required for certain actions pursuant to this Agreement, a determination by a Majority of the Members shall constitute a valid decision of the Members and shall be effective whether all of the Members are in attendance at any meeting in which such determination is made, or whether such determination is made by formal or informal, oral or written instructions of such Members, and such determination so made by the Members authorized to do so shall be effective regardless of the number of Members who may actually vote on the proposed determination. Any action required or permitted to be taken at a meeting of Members may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by those Members owning the requisite Percentage Interests to approve the action and delivered to the Board of the Company for inclusion in the minutes or for filing with the Company records. Notwithstanding any provision in this Agreement to the contrary, in no event shall a Member who is in default under this Agreement, at the time a vote is taken or a decision is made, be entitled to vote (or give or withhold consent or approval) in respect of any act, determination, or other decision of the Company.

(d)   Notwithstanding anything to the contrary herein, the affirmative vote of a Supermajority of the Members shall be required to approve the following actions: (i) to remove any Manager from the Board pursuant to Section 8.3(a); (ii) any amendment of to the Company's Articles of Organization or this Agreement; (iii) to terminate, dissolve, or wind up the Company; (iv) to sell, assign, exchange or otherwise transfer substantially all of the assets of the Company; or (v) to merge or consolidate the Company with any other entity.

Section 8.5   Conflicts of Interest.

(a)   Neither the Members nor the Managers shall be required to devote full time to their duties hereunder but shall devote reasonable time and effort thereto.

(b)   Subject to Section 8.7 and the other provisions of this Agreement, the Members or Managers or any Affiliate of a Member or Manager may engage independently or

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with others in other business ventures of every nature and description. Neither the Company nor any Member shall have any right by virtue of this Agreement or the relationship created hereby in or to any other ventures or activities in which any Member or Manager or any Affiliate of a Member or Manager is involved or to the income or proceeds derived therefrom. Unless approved by a majority of the Managers, no Member nor Manager nor Affiliate of a Member or Manager may pursuit a venture or activity directly competitive with the Business. Members shall present any opportunity to the Company if the Member reasonable believes the Company may be interested in pursuing such opportunity. The Managers shall perform their managerial duties in good faith, with the care a corporate officer of like position would exercise under similar circumstances, in the manner a reasonable person would believe to be in the best interests of the Company, and with such care as an ordinarily prudent person in a like position would use under similar circumstances, and shall not be liable for any such action so taken or any failure to take such action, if he or she performs such duties in compliance with this Section 8.5(b).

Section 8.6   Transactions with Members and Affiliates. In addition to the actions approved in Section 8.5, the Company may also enter into agreements with one or more of the Members or Managers or Affiliates of a Member or Manager to provide leasing, management, legal, accounting, consulting, brokerage, development, or other services or to buy, sell, or lease assets to or from the Company, provided that any such transactions shall be disclosed in a manner satisfactory to the Board and be at rates at least as favorable to the Company as those available from unaffiliated parties. The validity of any transaction, agreement, or payment involving the Company and any Member or Manager or Affiliate of a Member or Manager otherwise permitted hereunder shall not be affected by reason of the relationship between such Person and the Company or any of its Members or Managers. The Members hereby waive any and all claims any Member may have against the Company, the Members, Managers, or any of their respective Affiliates based upon any actual or perceived conflict of interest in the relationships contemplated hereby.

Section 8.7   Liability and Indemnification of the Board, Members and Affiliates.

(a)   No Manager, nor a Member, nor an Affiliate of a Member or Manager, shall be liable, responsible, or accountable in damages or otherwise to the Company or to the Members for any action taken or failure to act on behalf of the Company unless such action or omission constitutes an actual fraud committed against the Company or willful misconduct committed against the best interest of the Company in the performance of its duties and obligations as Manager or Member, as applicable (collectively, "Misconduct").

(b)   Except with respect to Misconduct, the Company shall, to the fullest extent permitted under the Act, indemnify and hold harmless the Managers, the Members and their Affiliates from any loss, damage, liability, or expense incurred or sustained by them by reason of any act performed or any omission to act for or on behalf of the Company or in furtherance of the interests of the Company, including any judgment, award, settlement, reasonable attorneys' fees, and other costs and expenses (which may be advanced by the Company) incurred in connection with the defense of any actual or threatened action, proceeding, or claim.

(c)   The Company hereby agrees to save, protect, hold harmless and indemnify its individual Members together with their respective heirs, administrators or personal

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representatives (collectively referred to as the "Indemnitees") from and against any loss, damage, cost, expense, liability, judgment, award or claims therefore, including amounts paid in settlement of such claims, together with the costs associated with the defense of any such claims, including but not limited to the reasonable attorney's fees incurred in such defense, where such loss, damage, cost, expense, liability, judgment, award or claim therefore are based upon the personal guaranty or personal undertakings of such Members in behalf of the Company entered into from time to time.

(d)   This indemnity shall apply notwithstanding the joint, concurring or contributory fault or negligence of the Indemnitees, and, further, notwithstanding any theory of law including, without limitation, a characterization of the Indemnitees' joint, concurring or contributory fault or negligence as either active or passive in nature. This indemnity shall also survive the withdrawal of any indemnified Member from the Company.

(e)   Each Member hereby agrees to indemnify and hold the Company wholly and completely harmless from any liability, cost, or damage that any such indemnified party may incur (including reasonable legal and other expenses incurred in defending against such liability, cost, or damage) as a result of such indemnifying person's Misconduct. No amount paid hereunder shall be treated as a capital contribution or a loan by the person making such payment.

Section 8.8   Compensation and Reimbursement of the Members and Managers.

(a)   Except as set forth in this Agreement, the Company shall not pay the Members any salary or other compensation for acting as Members hereunder or for any service rendered to the Company or reimburses any Member for any expenses incurred by him or her.

(b)   Except as set forth in this Agreement, each Member shall be responsible for paying all expenses necessary to permit such Member to carry out such Member's duties and obligations hereunder and such expenses shall not be reimbursed by the Company or treated as a contribution to the capital of the Company by such Member. The Company shall reimburse the Managers for all reasonable out-of-pocket expenses incurred in connection with the discharge of any obligations under this Agreement in such capacity incurred on behalf of the Company.

(c)   The rights to reimbursement under this Section 8.8 shall not be affected by the disallowance for tax purposes, in whole or in part, of any amounts reimbursed under the foregoing provisions of this Section.

Section 8.9   Liability for Company Debts and Obligations. Except as set forth in this paragraph, no Member shall be personally liable for any of the expenses, liabilities, or obligations of the Company except to the extent expressly provided herein or in an agreement executed by such Member evidencing his or her agreement to be personally liable for such expense, liability, or obligation.

ARTICLE IX
TRANSFER OF INTERESTS

Section 9.1   Transfer Generally. No Member or Assignee may, without the prior consent of a Supermajority of the Members, voluntarily Transfer all or any part of his or her Interest, unless such Transfer is authorized pursuant to this ARTICLE IX. A Transfer in violation of this Agreement shall be void and of no effect for any purpose. Following any Transfer of any Interest in the Company, the assignor in respect of the Interest Transferred shall no longer be deemed to be a Member hereunder and shall also cease to have any voting rights with respect to such Membership Interest. Except as provided in Section 9.2, an Assignee shall not by the acquisition of such interest be entitled to become a Member or to have any voting or management rights, such Assignee having only the right to receive the Distributions and return of capital and the allocations provided in ARTICLE V attributable to the Interest in the Company received in the Assignment.

Section 9.2   Substitute Members. An Assignee may become a Substitute Member upon receiving the written consent of the Board, which consent may be withheld in its sole and absolute discretion (for any reason or no reason), and upon executing and delivering such documents as the Board may request (including any required amendment or supplement to this Agreement).

Section 9.3   Company's Option to Purchase Member Interests Upon Good Cause. Upon the occurrence of Good Cause, the Company shall have the option to purchase such Member's Interest at the purchase price equal to fifty percent (50%) of the fair market value of such Interest, determined in a manner agreed to by the Board, including, but not limited to, the engagement of an independent appraiser by the Company at the Company's expense to determine such fair market value. The Company shall exercise such option by giving written notice thereof ("Call Notice") to the Member. Such Call Notice must be given within sixty (60) days after the day on which the Company received actual notice of occurrence of the event from which the Good Cause arose from. The closing of such purchase shall occur on or before the 20th business day after such determination of the fair market value of such Interest. The Company shall have the right to assign its purchase option under this Section 9.3 to any of the Members, in the manner determined by the Board. The Company may pay the purchase price in cash or by the delivery of a five-year non-negotiable promissory note issued by the Company, with the principal thereof payable in equal annual installments, together with interest computed at the applicable federal rate as of the date of such note, such interest to be payable annually concurrently with payments of principal. The initial payment of principal and interest shall be due on the first anniversary of the date of such note, and each of the succeeding four annual payments of principal and interest shall be due on the succeeding four anniversary dates. The Company may prepay such note in whole or in part without premium or penalty, provided that interest on such prepayment shall be paid to the date of prepayment.

Section 9.4   Purchase Options Upon Occurrence of Triggering Events. The parties agree that the interests of the Company and its Members would be negatively affected by any Transfer of any Member's Units as a result of any Triggering Event. Accordingly, it is hereby agreed that in the event of any Triggering Event with respect to any Member, the Company or the Continuing Members shall have options to purchase such Member's Units (the "Triggered Units") in accordance with the provisions of this Section 9.4.

(a)   Notice of Triggering Event. Within five (5) days of its receipt of actual notice of the occurrence of any Triggering Event, the Company shall notify the Continuing Members in writing of such Triggering Event.

(b)   Determination of Person(s) with Purchase Option. Within sixty (60) days following the Continuing Members' receipt of the notice of a Triggering Event, a Majority of the Continuing Members shall determine if the Company or the Continuing Members will have the option to purchase the Triggered Units. Notwithstanding the foregoing, if, upon the death of a Member, the Triggered Units are to be Transferred to a deceased Member's spouse, child or grandchild pursuant to such deceased Member's will, trust, or other instrument or by intestate succession or applicable law, the Continuing Members, not the Company, shall have the option to purchase the Triggered Units pursuant to Section 9.4(c)(ii) prior to any such Transfer.

(c)   Transfer of Triggered Units.

(i)   Company's Purchase Option. If the Company is granted the option to purchase the Triggered Units pursuant to Section 9.4(b), within thirty (30) days following the grant of such option, the Company may exercise an option hereby granted to purchase all, but not less than all, of the Triggered Units of the Transferring Member for the purchase price calculated pursuant to Section 9.4(e) and upon the other terms provided in Sections 9.4(f) and 9.4(g) hereof.

(ii)   Continuing Members' Purchase Option. If the Continuing Members are granted the option to purchase the Triggered Units pursuant to Section 9.4(b), within sixty (60) days following the grant of such option, all of the Continuing Members may exercise an option hereby granted to each of them to purchase all or any portion of the Triggered Units for the purchase price calculated pursuant to Section 9.4(e) and upon the other terms provided in Sections 9.4(f) and 9.4(g) hereof. Each such Continuing Member's option shall be to purchase the number of Triggered Units which bears the same proportion to the total number of Triggered Units available for purchase as the number of Units owned by each Continuing Member at the time of the Triggering Event bears to the total number of Units then owned by all Continuing Members, provided that the Continuing Members may by unanimous agreement among themselves vary the proportions in which some or all of their number may exercise the options granted in this Section 9.4(c)(ii). In the case of a single Continuing Member, its option shall be to purchase up to all of the Triggered Units. If the Continuing Members as a group do not elect to purchase all the Triggered Units pursuant to this Section 9.4(c)(ii), each such Continuing Member who exercised an option to purchase the Triggered Units may, within ten (10) days after the expiration of the sixty (60) day purchase option, exercise an option to purchase certain of the remaining Triggered Units as to which the primary option to purchase had not been exercised. With respect to this secondary option, in the case of a single Continuing Member, its option shall be to purchase up to all of the remaining Triggered Units. In the case of two or more Continuing Members, each such Continuing Member's option shall be to purchase the number of remaining Triggered Units which bears the same proportion to the total number of remaining Triggered Units available for purchase as the number of Units then owned by such Continuing Member bears to the total number of Units then owned by all Continuing Members exercising this secondary option. This secondary option procedure shall be repeated in successive ten (10) day periods until all of the remaining Triggered

Units have been purchased or until no Continuing Member desires to purchase any remaining Triggered Units.

(d) _Failure to Exercise_. If the purchase option granted in Section 9.3(c) to the Company or the Continuing Members is not validly exercised with respect to all of the Triggered Units, then the Triggered Units not so purchased shall continue to be held by the Transferring Member, his or her estate or any other transferee thereof, as the case may be, subject to all of the terms and conditions of this Agreement. A transferee's acceptance of such Triggered Units shall constitute such transferee's agreement to be bound by the terms of this Agreement as a Member and to execute and deliver to the Company upon request a written instrument confirming such agreement.

(e) _Purchase Price of the Triggered Units_. Within ten (10) days of the determination pursuant to Section 9.4(b), the purchasing party (the Company or the Continuing Members as a group, as the case may be) and the Transferring Member shall each select their own appraiser (for a total of two (2) appraisers) to determine the fair market value of the Triggered Units to be sold (the "Unit Fair Market Value"). Each such appraiser shall make a determination of the Unit Fair Market Value within thirty (30) days after the date of selection. If the Unit Fair Market Value as determined by one (1) appraiser is within ten percent (10%) of the Unit Fair Market Value determined by the other appraiser, then the Unit Fair Market Value shall be the average of the Unit Fair Market Values determined by the two appraisers. If the Unit Fair Market Value determined by one (1) appraiser is not within ten percent (10%) of the Unit Fair Market Value of the other appraiser, then such two (2) appraisers shall promptly select a third appraiser, which appraiser shall make a determination of the Unit Fair Market Value as promptly as possible but, in any event, within thirty (30) days following the third appraiser's appointment, and the Unit Fair Market Value shall be the median of the Unit Fair Market Values determined by the three (3) appraisers. The determination of the Unit Fair Market Value pursuant to the preceding sentences shall be final and binding upon the purchasing party and Transferring Member. All fees and expenses of the appraisers determining the Unit Fair Market Value of the Triggered Units shall be borne by the Company.

(f) _Payment of Purchase Price_.

(i) _Promissory Note_. At the option of a purchasing party, subject to Section 9.3(f)(ii) below, the aggregate purchase price of the Triggered Units to be purchased by the purchasing party may be paid by the purchaser's delivery to the selling party of a non-negotiable promissory note issued by the purchaser, with the principal thereof payable in annual installments equal to the lesser of (A) Twenty Thousand and No/100 Dollars ($20,000.00) or (B) twenty percent (20%) of the net cash flow of the Company, calculated using the financial statements from most recent full calendar year, together with interest computed at three percentage points above the "prime rate" as published in The Wall Street Journal – Midwest Edition as of the date of such note, such interest to be payable annually concurrently with payments of principal. The initial payment of principal and interest shall be due on the first anniversary of the date of such note, and each of the succeeding four annual payments of principal and interest shall be due on the succeeding four anniversary dates. The promissory note shall also provide that all unpaid principal, together with all accrued but unpaid interest thereon, shall immediately become due and payable if the purchasing party voluntarily sells (excluding sales pursuant to this Section 9.4) any of the Units purchased with the promissory note prior to the promissory note being paid in full. The purchasing party may prepay such note in whole or in part without premium or penalty, provided that interest on such prepayment shall be paid to the date of prepayment. Such note shall be secured by a collateral pledge of the Units so purchased.

(ii)   Application of Insurance Proceeds. Upon approval by the Board of Managers, the Company may purchase life insurance on the life of any or all of the Members for purposes of funding its respective payment options contained under this Section 9.4. Upon the death of a Member, the Company, who is the named beneficiary under any life insurance policy on the life of the deceased Member, shall proceed to collect the proceeds of insurance policies (if any) carried on the life of the deceased Member. Notwithstanding anything herein to the contrary, if the Company receives insurance proceeds as a result of a Member's death, the Company shall be obligated use those insurance proceeds to purchase some or all of the Triggered Units. In the event the purchase price of the Triggered Units is greater than the entire amount of the insurance proceeds, (a) the Company shall only be obligated to purchase that number of Triggered Units, the value of which equals the entire amount of the insurance proceeds received by the Company, and (b) the remaining Triggered Units not subject to the purchase obligation shall be subject to the provisions of Sections 9.4(b) and (c). In the event the purchase price of the Triggered Units is less than the entire amount of the insurance proceeds, any insurance proceeds remaining following the Company's purchase of the Triggered Units shall be and remain the property of the Company.

(g)   The Closing. Unless otherwise agreed by the selling and purchasing parties, the closing of a sale and purchase of the Units pursuant to this Section 9.4 shall take place at the principal office of the Company and shall take place on the tenth (10th) business day after the date on which purchase options have been exercised with respect to all Units available for purchase, except that in the case of a sale and purchase of Units due to the death of Members, the closing shall take place on the tenth (10th) business day following the date of qualification of the deceased Member's personal representative, but in any event no later than the date six (6) months after such Member's death. At the closing, the selling and purchasing parties shall execute and deliver to each other the various documents which shall be required to carry out their respective undertakings hereunder, including without limitation the delivery of payment, the assignment and delivery of certificates, and the execution and delivery of any required promissory notes and collateral pledges.

Section 9.5   Sale by Member. A Member or Assignee of a Member shall have the right to Transfer some or all of such Member's or Assignee's Interest in the Company ("Transfer Interest"), on the terms and subject to the conditions hereinafter set forth (a "Permitted Transfer"):

(a)   to (i) any trust of which the Member is the grantor and the trustee, and the beneficiaries of which are the Member, his or her spouse and/or lineal descendants; or (ii) any entity owned and controlled by the Member, his or her spouse and/or lineal descendants (each of which shall constitute an "Exempt Transfer"); or

(b)   to any person or entity (whether or not such person or entity is a Member of the Company) pursuant to a bona fide written cash offer (the "Offer"), provided that any such

Member or Assignee ("Transferor") desiring to make a Transfer of Units under this Section 9.4(b) shall first give the Board forty-five (45) days' prior written notice ("Transfer Notice") of the Member's desire to make such transfer, giving the name and address of the offeror ("Transferee") and a complete copy of the Offer containing all of the terms and provisions thereof. Upon receipt of such Transfer Notice, the Company shall have the right to purchase the Transfer Interest in the manner set forth in Section 9.4(d), and shall have the right to assign said right to purchase the Transfer Interest to any of the Members or their Affiliates, in the manner determined by the Board. In the event the Company, or its assigns, declines to exercise its right to purchase the Transfer Interest, the Transferor shall then give to all other Members the Transfer Notice. Upon receipt of such Transfer Notice, each of the Members shall have the right to purchase a Proportionate Share (as defined below in this Section 9.4) of the Transfer Interest, subject to Section 9.2. The purchasing Members must, prior to the end of such forty-five (45) period, give written notice ("Election Notice") to the Transferor of their election to purchase all of the Transfer Interest. If the Election Notice is not given within said forty-five (45) day period and upon approval of a Supermajority of the Members, the Transferor shall have the right to consummate the Transfer of the Transfer Interest to the Transferee within thirty (30) days after the expiration of said forty-five (45) day option period, upon exactly the same terms and conditions contained in the Offer (including not less than the purchase price and the specific payment terms set forth in the Offer), in which case the Transferee shall have the rights of an Assignee as provided in Section 9.1 (which section does not provide the right to vote) and subject to Section 9.2, but if such Transfer Interest is not sold within such period and upon such terms and conditions, then no sale shall thereafter be made without again complying with the terms of this Section 9.5. A purchase by the purchasing Members under this Section 9.5(b) shall take place at the time, at the price and on the terms set forth in Section 9.5(d) hereof.

(c)   As used in this Section 9.5, "Proportionate Share" shall mean that proportion which (i) the Percentage Interest of a Member, excluding the Transferor, bears to (ii) the aggregate Percentage Interests of all Members, excluding the Transferor; provided that if any such Member (other than the Transferor) does not elect to purchase his portion of the Transfer Interest offered, the Percentage Interest of such declining Member shall not be considered for purposes hereof.

(d)   The closing of the purchase of a Transfer Interest by the Company or Members pursuant to the provisions of this Section 9.5 shall be held at a time and place to be specified by the purchasing Board or Members in the notice of their election to purchase of all the Transferor's Transfer Interest, but in any event within ninety (90) days after such notice. The purchase shall be made at the price and upon the terms stated in the Offer. The purchase price required to be paid shall be paid by certified or cashier's check at the closing, and all of the terms and provisions of the Offer shall be complied with by the purchasing Board or Members, and the Transferor shall at the closing execute and deliver all necessary documents to transfer the Transfer Interest to the purchasing Board or Members.

Section 9.6   Tag-Along and Drag-Along Rights. Notwithstanding any other provision to the contrary herein:

(a)   Tag-Along Right.

(i)   Tag-Along Notice. If at any time any Member or Members constituting a Majority of the Members (a "Controlling Group") propose to Transfer all of its or their Units (such amount being the "Tag-Along Units") pursuant to a bona fide offer from a third party offeror (a "Purchaser") and such Transfer does not constitute an Exempt Transfer, and if and only if the Board of the Company consents to such Transfer, the Members constituting such Controlling Group shall give written notice to each other Member (each a "Tag-Along Member"), of the Controlling Group's intention to Transfer such Units (the "Tag-Along Notice"). The Tag-Along Notice shall identify the Purchaser, shall contain a complete description of all material terms of the proposed Transfer to the Purchaser, and shall be signed by the Purchaser and indicate the Purchaser's concurrence with the description of the terms of the proposed Transfer.

(ii)   Tag-Along Members' Right to Participate. Within thirty (30) days after delivery of the Tag-Along Notice to each of the Tag-Along Members, the Tag-Along Members may exercise an option hereby granted to the Tag-Along Members to sell their pro rata portion of the Tag-Along Units for the price and upon the other terms contained in the Tag-Along Notice. Each such Tag-Along Member's option shall be to sell that portion of the Tag-Along Units which bears the same proportion to the aggregate Tag-Along Units as the Units owned by each Tag-Along Member at the time of delivery of the Tag-Along Notice bears to the aggregate Units owned by the Controlling Group and all Tag-Along Members at the time of delivery of the Tag-Along Notice, provided that (A) the Tag-Along Members may by unanimous agreement among themselves vary the proportions in which some or all of their number may exercise the tag-along rights granted in this Section 9.6(a), and (B) a Tag-Along Member may freely assign his or her tag-along right in whole or in part to any other Tag-Along Member. If the Tag-Along Members as a group do not elect to sell their entire pro rata portion of the Tag-Along Units pursuant to this Section 9.6(a), each such Tag-Along Member who exercised an option to sell a portion of his or her Units may, within ten (10) days after the expiration of the 30-day tag-along option, exercise an option to sell a portion of the remaining pro rata portion of the Tag-Along Units as to which the primary option had not been exercised. In the case of a single Tag-Along Member, its option shall be to sell up to all of the remaining pro rata portion of the Tag-Along Units. In the case of two or more Tag-Along Members, each such Tag-Along Member's option shall be to sell the portion of the remaining pro rata portion of the Tag-Along Units which bears the same proportion to the remaining pro rata portion of the Tag-Along Units as the Units owned by such Tag-Along Member at the time of delivery of the Tag-Along Notice bears to the aggregate Units then owned by all Tag-Along Members exercising this secondary option at the time of delivery of the Tag-Along Notice.

(iii)   Closing. During the ninety (90) days after the expiration of the option period(s) granted to the Tag-Along Members above, the Controlling Group shall have a right to sell that portion of the Tag-Along Units set forth in the Tag-Along Notice less the portion of the Tag-Along Units as to which the other Members have indicated a desire to sell to the Purchaser in accordance with the Tag-Along rights provided in this Section 9.6(a) at a price and upon terms and conditions no more favorable in any material respect to the Purchaser as those set forth in the Tag-Along Notice. Any Tag-Along Member participating in such sale shall execute such documents and take such actions as may be necessary or appropriate to accomplish the sale of such Tag-Along Member's Units pursuant to the Purchaser's offer set forth in the Tag-Along Notice. In the event the Controlling Group has not sold such Units or entered into an agreement to sell such Units within such ninety (90) day period, the Controlling Group shall not thereafter sell any Units without again offering to the other Members the tag-along rights provided in this Section 9.6(a).

(b)   Drag-Along Right. Notwithstanding anything to the contrary herein, if at any time a Controlling Group desires to sell all of its or their Units to a Purchaser pursuant to a bona fide written offer to purchase all of the then outstanding Units of the Company and such Transfer does not constitute an Exempt Transfer, and if and only if the Board of the Company consents to such Transfer, then the Controlling Group may require all other Members of the Company (the "Drag-Along Members") to sell all of the Units of the Company at the same price per Unit and on the same terms and conditions as the Controlling Group is selling its Units by notifying such Drag-Along Member in writing thereof at least thirty (30) days prior to the proposed closing date for the sale of the Units. Any Drag-Along Members so notified shall execute such documents and take such actions as may be necessary or appropriate to accomplish the sale of Drag-Along Member's Units pursuant to the bona fide written third-party offer.

Section 9.7   Shotgun.

(a)   Offer. Within fifteen (15) days following the declaration of a Deadlock in accordance with Section 11.5, each Disputing Member (the "Offeror") shall have the right to send a notice in writing to the other Disputing Members (the "Offerees") which notice shall be signed by the Offeror and contain the following:

(i)   the price per Unit the Offeror believes is the appropriate price at which a willing purchaser would purchase all of the issued and outstanding Units of the Company;

(ii)   an offer to purchase all Units in the Company owned or controlled by the Offerees based upon the aforesaid price; and

(iii)   an offer to sell all of the Units in the Company owned or controlled by the Offeror based on the aforesaid price.

In the event more than one (1) Disputing Members provide a written notice, the written notice which was delivered first shall be deemed to be valid and each other written notice provided thereafter shall be deemed null and void.

(b)   Acceptance. Upon receipt of such notice, the Offerees shall be entitled within twenty (20) business days of the receipt of said notice to accept either one of the offers contained in the notice and the transaction shall be closed within sixty (60) business days from the day of such acceptance. The closing date within such sixty (60) business day period shall be fixed by the purchasing party with at least five (5) business days' notice in writing to the selling party and the closing shall be at 10:00 a.m. at the principal office of the Company.

(c)   Deemed Acceptance. If the Offerees fail to accept either of the offers contained in the notice referred to in Section 9.7(a) within the prescribed time limit, they shall be deemed to have accepted the offer to sell the Units in the Company owned or controlled by the Offerees subject to the offer based upon the aforesaid price.

(d)   Representations and Warranties. The selling Member shall make such representations and warranties that would customarily be included in connection with such Transfer and as are negotiated and agreed by the Members, including representations and warranties as to (i) such Person's ownership of his or its Membership Interest (including any Units) to be Transferred free and clear of all liens, claims and encumbrances and (ii) such Person's power and authority to effect such Transfer.

(e)   Injunctive Relief; Specific Performance. Each Member acknowledges and agrees that the Company and each other Member will be irreparably damaged if any of the provisions of this Section 9.7 are not complied with in accordance with its terms. Accordingly, the Members agree that each of the Company and the other Members shall be entitled to injunctive relief to prevent breaches of this Section 9.7 (without having to post bond or other security therefor) and to specific enforcement of this Section 9.7 in any action instituted in any court having jurisdiction. Remedies hereunder shall be cumulative and in addition to all other remedies available at law or in equity.

(f)   Power of Attorney. Each Member hereby constitutes and appoints the Company with full power of substitution as the proxy of such Member with respect to the matters set forth in this Section 9.7 and authorizes each of them to vote and consent in such Member's name and on its behalf if such Member fails to vote or votes in a manner inconsistent with the terms of this Section 9.7.

Section 9.8   Effect of Transfer; Documents.

(a)   All whole or partial Interests Transferred pursuant to the provisions of this ARTICLE IX shall be subject to the restrictions and obligations set forth in this Agreement and no Transfer of a whole or partial Interest shall be effective for any purpose unless and until the party to whom such Interest is being Transferred has executed this Agreement and agreed to be bound by all of its terms and provisions. Unless otherwise expressly agreed to by the Members or expressly provided herein, no Transfer permitted hereunder shall relieve the assignor from any of its obligations under this Agreement accruing prior to such Transfer.

(b)   In the event ownership of any whole or partial Interest is Transferred to any other Person (other than to a Member or to the Company) in accordance with the provisions set forth in this Article IX, the successor to such Interest (a "Successor") shall succeed to such Interest as an assignee only under Section 347.115.1 of the Act and shall have no right, except as provided in (c) below, to become a substitute Member or to participate in the management of the business and affairs of the Company and shall not be considered a "Member" under this Agreement or be a "member" as that term is used in the Act with respect to such Interest; provided, however, that such Successor shall, in addition to the other rights and obligations of a Successor herein expressly set forth, (i) be liable for the obligations of the Successor's assignor under this Agreement attributable to such Interest, and (ii) be subject to the continuing obligations attributable to such Interest and be entitled to receive the Distributions attributable to such Interest.

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(c)   A Successor who is not in default under this Agreement (by reason of his/her or his/her predecessor's uncured failure to perform any obligation under this Agreement) shall have the right to petition, by notice to each then existing Member, to become a substitute member upon the satisfaction of the following conditions: (i) payment by such Successor of the Company's legal and accounting expenses incurred in connection with the Transfer, (ii) obtaining a legal opinion, in form and substance satisfactory to counsel for the Company, that the Transfer will not violate and will not cause the Company to violate state or federal securities laws or cause the Company to register the Interests under such laws, (iii) payment by the Successor of all costs incurred in connection with the preparation and filing of amended Articles of Organization and any amended registration as a foreign limited liability company if required by applicable law to reflect the status of such Successor as a Member, and (iv) obtaining the consent of the Board or those Members collectively constituting a Supermajority of the Members.

ARTICLE X
DISSOLUTION OF THE COMPANY

Section 10.1   Liquidation Events.

(a)   No act, thing, occurrence, event, or circumstance shall cause or result in the dissolution of the Company except that the earliest to occur of any of the following events (a "Liquidation Event") shall work an immediate dissolution of the Company:

(i)   The sale or other disposition of all or substantially all of the assets then owned by the Company;

(ii)   Subject to Section 10.2 below, any event (each a "Dissociation Event") described in Section 347.123 of the Act occurring with respect to a Member; or

(iii)   The election of a Supermajority of the Members to dissolve the Company.

(b)   Notwithstanding any provision of the Act, each Member hereby covenants and agrees that the Members have entered into this Agreement based on their mutual expectation that all Members will continue as Members and carry out the duties and obligations undertaken by them hereunder and that, except as otherwise expressly required or permitted hereby, each Member covenants and agrees not to (i) take any action to dissolve the Company (ii) take any action that would cause a bankruptcy of such Company, (iii) voluntarily withdraw or attempt to withdraw from the Company except in accordance with the terms of this Agreement, (iv) exercise any power under the Act to dissolve the Company, or (v) petition for judicial dissolution of the Company, without the unanimous consent of the Members not then in default hereunder.

Section 10.2   Right to Continue Business and Affairs of Company.

(a)   Upon the occurrence of a Dissociation Event with respect to a Member (the "Dissociating Member"), the Dissociating Member shall give notice thereof to the other Members and such remaining Member(s) may, within the ninety-day (90-day) period following such occurrence, elect, by agreement of a Majority of the Members, to continue the business and affairs of the Company for the balance of the term hereof (it being understood that if such an agreement is not executed within such ninety-day (90-day) period, the Dissociation Event shall constitute a Liquidation Event). In the event any Member acquires knowledge of a Dissociation Event, that Member shall promptly give notice thereof, specifying the nature of the Dissociation Event and the identity of the Dissociating Member, to the Company and all of the other Members (including the Dissociating Member) and such notice shall be deemed to be notice from the Dissociating Member for purposes of this Section.

(b)   If the remaining Member(s) so elect to continue the business and affairs of the Company:

(i)   The Company shall not dissolve and its business and affairs shall be carried on without interruption, and without the necessity of the execution of any confirmatory agreement, under the same name and under the same terms and provisions as are set forth in this Agreement (as the same may be amended by the remaining Members); and

(ii)   The Board shall take such steps and make such filings as may be required to reflect such Dissociation Event and the continuation of the business and affairs of the Company.

Section 10.3   Distribution of Proceeds on Dissolution; Winding Up; Reserves.

(a)   Upon the occurrence of a Liquidation Event, the Company shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and Members and neither the Board nor any Member shall take any action that is inconsistent with, or not necessary to or appropriate for, winding up the Company's business and affairs. To the extent not inconsistent with the foregoing, all covenants and obligations in this Agreement shall continue in full force and effect until such time as Dissolution Proceeds have been distributed pursuant to this Section 10.3 and the Company has filed articles of termination.

(b)   The Board or, if there is no Board, a Member (the "Winding-up Representative"), shall be responsible for overseeing the winding up and liquidation of the Company. The Company is authorized to pay a reasonable fee to the Winding-up Representative for its services performed pursuant to this Section 10.3(b) and to reimburse the Winding-up Representative for its reasonable costs and expenses incurred in performing those services. As soon as reasonably practical after the occurrence of a Liquidation Event, the Winding-up Representative shall file a notice of winding up and take such other actions as are required under the Act to dispose or make provision for the known and unknown claims against the Company. After filing the notice of winding up, the Winding-up Representative shall take full account of the Company's liabilities and the Company's assets, cause the assets to be liquidated as promptly as is consistent with obtaining the fair value thereof, and shall cause the proceeds therefrom and funds of the Company (collectively, the "Dissolution Proceeds"), to the extent sufficient therefore, to be applied and distributed in the following order:

(i)   First, to the payment of all unpaid secured indebtedness of the Company to the extent of the lesser of the value of the secured property or the amount of the secured indebtedness;

(ii)   Second, to the payment of the Company's remaining indebtedness (excluding liabilities for Distributions to Members), but if the amount available therefore shall be insufficient, then pro rata on account thereof; and

(iii)   Third, the balance, if any, less such reserves ("Dissolution Reserves") as the Winding-up Representative reasonably determines are necessary or appropriate for anticipated or contingent expenses of the Company, shall be distributed according to the provisions of Section 6.2(b)-(c).

(c)   To the extent the Winding-up Representative subsequently determines Dissolution Reserves (or any part thereof) to be unnecessary for Company expenses, the Winding-up Representative shall cause such amounts to be distributed or paid to the Members or other Persons who would have received the proceeds comprising such Dissolution Reserves under this Section 10.3 as if such proceeds had not been used to fund Dissolution Reserves.

(d)   When all of the remaining assets of the Company have been applied and distributed as provided in this Section 10.3, the Winding-up Representative shall file articles of termination as provided in the Act and take such other actions as may be necessary to cause the Company to withdraw from all jurisdictions where the Company is then authorized to transact business.

Section 10.4   No Liability. Each Member shall look solely to the assets of the Company for all Distributions with respect to the Company and his or her capital contributions thereto and share of profits or losses thereof, and shall have no recourse therefore against any Member; provided, however, that nothing herein contained shall relieve any Member of his or her obligation to make the required Capital Contributions herein provided or to pay any liability or indebtedness or perform any indemnity owing the Company or any other Member by such Member by reason of this Agreement, and the Company and the other Members and shall be entitled at all times to enforce such obligations of such Member.

ARTICLE XI
GENERAL

Section 11.1   Notices/Approvals to be in Writing. Any notice, request, approval, consent, demand, or other communication required or permitted hereunder shall be given in writing by (a) personal delivery, or (b) expedited delivery service with proof of delivery, or (c) United States Mail, postage prepaid, registered or certified mail, return receipt requested, or (d) prepaid telegram, facsimile, or telex, sent to the Company at the address set forth in Section 1.5 and/or the party to whom the communication is directed at the address set forth on the signature pages hereto, or to such different address as the addressee shall have designated by written notice sent in accordance herewith, and shall be deemed to have been given and received either at the time of personal delivery or, in the case of delivery service or mail, as of the date of first attempted delivery at the address and in the manner provided herein, or in the case of such a confirmed telegram, facsimile, or telex, upon receipt.

Section 11.2   Miscellaneous. This Agreement constitutes the entire agreement between the parties with respect to the subject matters hereof. This Agreement and the rights of the parties hereunder shall be governed by and interpreted in accordance with the laws of the State of Missouri. Except as herein otherwise specifically provided, this Agreement shall be binding upon and inure to the benefit of the parties and their legal representatives, successors, and assigns. Captions contained in this Agreement in no way define, limit, or extend the scope or intent of this Agreement. If any provision of this Agreement, or the application of any such provision to any Person or circumstance shall be held to be illegal, invalid, or unenforceable under present or future laws effective during the term hereof, the remainder of this Agreement, or the application of such provision to any other Persons or circumstances, shall not be affected thereby and shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part hereof. In lieu of such illegal, invalid, or unenforceable provision, there shall be added automatically as a part hereof a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible and be legal, valid, and enforceable. Every exhibit, schedule, and other appendix attached to this Agreement and referred to herein is incorporated in this Agreement by reference. This Agreement may be executed in several counterparts and all so executed shall constitute one Agreement, binding on all the parties hereto, notwithstanding that all the parties are not signatories to the original or same counterpart.

Section 11.3   Remedies.

(a)   If he Company or any party obtains a judgment against any other party by reason of breach of this Agreement, a reasonable attorneys' fee as fixed by the court shall be included in such judgment. Any Member shall be entitled to maintain, on its own behalf or on behalf of the Company, any

(b)   No remedy conferred upon the Company or any Member in this Agreement is intended to be exclusive of any other remedy herein or by law provided or permitted, but each shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute. No failure or delay on the part of a Member or the Company to exercise any right it may have in the event of a default by a Member hereunder shall prevent the exercise of such right by such Member or the Company at any time such defaulting Member may continue to be so in default, and no such failure or delay shall operate as a waiver of any default. Each party to this Agreement agrees that the Members would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that monetary damages would not provide an adequate remedy in such event. Accordingly, except as otherwise provided in the Act, it is agreed that, in addition to any other remedy to which the nonbreaching Members may be entitled, at law or in equity, the nonbreaching Members shall be entitled to injunctive relief to prevent breaches of the provisions of this Agreement and specifically to enforce the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having subject matter jurisdiction thereof.

(c)   No waiver by a Member or the Company of any breach of this Agreement shall be deemed to be a waiver of any other breach of any kind or nature and no acceptance of payment or performance by a Member or the Company after any such breach shall be deemed to be a waiver of any breach of this Agreement whether or not such Member or the Company knows of such breach at the time it accepts such payment or performance.

(d)   Unless otherwise herein provided, if a Member has the right herein to approve or consent to any matter or transaction, such approval or consent may be withheld in the sole discretion of such Member for any reason or no reason.

Section 11.4   Representations and Warranties. Each Member warrants, represents, agrees, and acknowledges: (a) that such Member has adequate means of providing for such Member's current needs and foreseeable future contingencies, and anticipates no need now or in the foreseeable future to sell such Member's Interest; (b) that such Member is acquiring the Interest for such Member's own account as a long-term investment and without a present view to make any distribution, resale, or fractionalization thereof; (c) that such Member and the Member's independent counselors have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of the investment involved in the acquisition of such Member's Interest and have evaluated the same; (d) that such Member is able to bear the economic risks of such investment; (e) that such Member and the Member's independent counselors have made such investigation of the Company (including its business prospects and financial condition) and the Members, have had access to all information regarding the Company and the Members, and have had an opportunity to ask all of the questions regarding the Company and the Members as they deem necessary to fully evaluate such Member's investment therein; (f) that in connection with such Member's acquisition of an Interest, the Member has been fully informed by the Member's independent counsel as to the applicability of the requirements of the Securities Act of 1933 and all applicable state securities or "blue-sky" laws to the Member's Interest; (g) that such Member understands that (i) the Member's Interest is not registered under the Securities Act or any state securities law, (ii) there is no market for the Member's Interest and that such Member will be unable to transfer the Member's Interest unless such is so registered or unless the transfer complies with an exemption from such registration (evidence of which must be satisfactory to counsel for the Company), (iii) such Interest cannot be expected to be readily transferred or liquidated, and (iv) such Member's acquisition of an Interest in the Company involves a high degree of risk; and (h) that no representations are or have been made to such member by the Board, any Member, or their respective representatives as to any tax advantages which may inure to the Member's benefit or as to the Company's status for tax purposes, and that such Member has relied upon the Member's independent counsel with respect to such matters.

Section 11.5   Dispute Resolution. In the event a material dispute, controversy or claim arises between any two or more Members (the "Disputing Members"), the magnitude of which would prevent the Business from continuing on in a profitable manner (a "Dispute"), the Dispute shall be settled as follows:

(a)   First, for a period of thirty (30) days, the Disputing Members shall use their best effectors to settle any Dispute through negotiation by conferring and consulting with each other in good faith in an attempt to reach a just and equitable solution.

(b)   If a resolution cannot be reached by the Disputing Members within the thirty-day (30-day) negotiation period pursuant to Section 11.5(a), each Disputing Member shall provide written notice to the other Disputing Member and the Company within five (5) days following the expiration of the thirty-day (30-day) negotiation period, that such Disputing Member desires to (i) attempt to settle the Dispute by participating in a non-binding mediation administered by a mediator mutually selected by the Disputing Members or (ii) declare that the Dispute is unable to be resolved by the parties (a "Deadlock"), triggering the provisions of Section 9.7. Failure to provide timely notice under this Section 11.5(b) shall be construed as an election to declare a Deadlock, triggering the provisions of Section 9.7. Delivery by one (1) Disputing Member that the Dispute is at a Deadlock shall trigger the provisions of Section 9.7. If the Disputing Members have not mutually agreed upon the selection of a mediator ten (10) days following each Disputing Member's receipt of the written notice, the Dispute shall be declared a Deadlock and the provisions of Section 9.7 shall be triggered.

(c)   If the Disputing Members are unable to come to a resolution in the thirty (30) days following their initial participation in the mediation, the Disputing Members shall resolve the Dispute through binding arbitration under the rules of the American Arbitration Association.

(d)   Any costs associated with the attempted resolution of a Dispute shall be borne by the Disputing Members equally.

Section 11.6   Amendment. This Agreement may be altered or amended, and/or repealed and a new operating agreement may be adopted, only upon the affirmative vote of a Supermajority of the Members.

Section 11.7   Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Missouri, without regard to any conflict of law principles.

Section 11.8   Waiver of Trial by Jury and Punitive Damages. THE UNDERSIGNED MEMBERS HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT THEY MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY AND ALL ISSUES PRESENTED IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR AGAINST THEM OR THEIR SUCCESSORS WITH RESPECT TO ANY MATTER ARISING OUT OF OR IN CONNECTION WITH THIS THIRD AMENDED AND RESTATED OPERATING AGREEMENT. THIS WAIVER BY THE MEMBERS HERETO OF ANY RIGHT THEY MAY HAVE TO A TRIAL BY JURY HAS BEEN NEGOTIATED AND IS AN ESSENTIAL ASPECT OF THEIR DECISION TO ENTER INTO THIS AGREEMENT.

FURTHERMORE, THE MEMBERS KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT THEY MAY HAVE TO SEEK PUNITIVE

DAMAGES WITH RESPECT TO ANY AND ALL ISSUES PRESENTED IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR AGAINST THEM OR THEIR SUCCESSORS WITH RESPECT TO ANY MATTER ARISING OUT OF OR IN CONNECTION WITH THIS THIRD AMENDED AND RESTATED OPERATING AGREEMENT OR THE COMPANY. THIS WAIVER BY THE MEMBERS HERETO OF ANY RIGHT THEY MAY HAVE TO SEEK OR RECOVER PUNITIVE DAMAGES HAS BEEN NEGOTIATED AND IS AN ESSENTIAL ASPECT OF THEIR DECISION TO ENTER INTO THIS AGREEMENT.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have executed this Agreement to be effective as of the date first above stated.

PARAVITA, LLC



By: Mark Sutherland
Its: Manager

MEMBERS:

THE RETREAT, LLC



By: Mark Sutherland
Its: President

Kyle W Harlan (May 10, 2023 19:03 CDT)

Kyle Harlan

SAUMA WAREHOUSING COMPANY, LLC

Joe Sauma
Joe Sauma (May 2, 2023 12:12 EDT)

By: Joe Sauma
Its: CFO

APPENDIX 1

Defined Terms

"Act" means the Missouri Limited Liability Company Act, Chapter 347 RSMo., as amended from time to time.

"Adjusted Capital Account Deficit" means the negative balance in a Member's Capital Account at the end of any taxable year (or other relevant period) after (a) increasing the Capital Account with (1) the amount, if any, the Member is obligated to restore under this Agreement, (2) the amount, if any, such Member is obligated to restore under Treasury Regulation section 1.704-1(b)(2)(ii)(c), and (3) the amount, if any, such Member is deemed to be obligated to restore under Treasury Regulations sections 1.704-2(g)(1) and 1.704-2(i)(5), and (b) reducing the Capital Account with the items described in Treasury Regulations sections 1.704-1(b)(2)(ii)(d)(4), (5), and (6). The definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulation section 1.704-1(b)(2)(ii)(d).

"Adjusted Capital Contributions" means for the Members as a group, the amount, if any, equal to: (a) the aggregate Capital Contributions made by the Members, as a group, minus (b) the aggregate cash Distributions to the Members (excluding tax Distributions to the Members pursuant to Section 6.5), as a group. Each Member's individual "Adjusted Capital Contribution" means the amount, if any, equal to (y) the aggregate Capital Contributions made by such Member, minus, (z) the aggregate cash Distributions to such Member (excluding tax Distributions to the Members pursuant to Section 6.5). In no event shall Adjusted Capital Contributions be less than zero. For purposes of clarification, the calculation of Adjusted Capital Contributions shall take into account all Capital Contributions made by the Members and all cash Distributions to the Members (excluding tax Distributions to the Members pursuant to Section 6.5) at any time prior to, in connection with or following the Effective Date of this Agreement.

"Adjustment Date" means (a) the date of liquidation of the Company and (b) each other date on which there is (1) a Capital Contribution (other than a de minimis amount) to the Company by a new or existing Member or Assignee as consideration for a Membership Interest, (2) the grant of other than a de minimis Membership Interest for services, or (3) a Distribution of Cash or other property (other than a de minimis amount) by the Company to a retiring or continuing Member or Assignee as consideration for a Membership Interest, or (4) such other times as the Board shall determine necessary or advisable in order to comply with Treasury Regulation sections 1.704-1(b) and 1.70402.

"Advisory Board" has the meaning set forth in Section 8.2(e).

"Affiliate" means: (1) any officer, director, employee, member, manager, shareholder, partner, trustee, or relative within the third degree of kindred of a Member or of a Person which is a partner, member, shareholder, trustee, or beneficiary of a Member; (2) any Person controlled by or under common control with such Member or a partner, member, shareholder, trustee, or beneficiary of a Member or any such relative of such Member or partner, member, shareholder, trustee, or beneficiary of a Member; (3) any officer, director, trustee, partner, or employee of any entity described in above; and (4) any trust for the benefit of any officer, director, trustee, partner, member, or employee of any Member or Person described in above or any beneficiary of a trust which is a member, shareholder, or partner described in above.

"Agreement" means this Third Amended and Restated Operating Agreement, as amended from time to time as herein provided.

"Assignee" means a Person to whom a Membership Interest has been transferred but who has not been admitted as a Substitute Member.

"Beneficiary" has the meaning set forth in Section 9.4(f)(ii).

"Board" or "Board of Managers" shall mean the Board of Managers of the Company granted with the authority to manage the Company pursuant to the terms of this Agreement.

"Business" has the meaning set forth in Section 1.4(b). "Capital Account" has the meaning set forth in ARTICLE III.

"Capital Contribution" means a contribution of cash or property to the capital of the Company by a Member.

"Cash" means money and equivalents, such as checks, but only when collected, and bank transfers.

"Class A Member" means a Member holding the Company's Class A Units.

"Class A Units" means the Company's Class A Membership Interest Units, the holders of which are entitled to Governance Rights and Financial Rights (each as defined herein). All references within this Agreement to "the Membership Units entitled to vote" shall be deemed to refer to the Class A Units only.

"Class CF Member" means a Member holding the Company's Class CF Units.

"Class CF Units" means the Company's Class CF Membership Interest Units, the holders of which are entitled to Financial Rights and other benefits as determined by the Company from time to time, but shall not be entitled to Governance Rights (each as defined herein).

"Closing" means one or more closings of the Initial Offering, pursuant to which the cash payments from subscribers for Units shall be transferred to the Company as Capital Contributions and the subscribers shall be admitted as Members of the Company.

"Closing Date" means one or more date(s) selected by the Board for a Closing to occur.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Company" means ParaVita, LLC, a Missouri limited liability company.

"Company Asset" means all interests, properties and rights of any type owned by the Company.

"Company Minimum Gain" means "partnership minimum gain" as set forth and described in Treasury Regulations sections 1.704-2(b)(2) and 1.704-2(d).

"Continuing Member" means, with respect to any transaction, any and every Member other than a Member whose Units are the subject of a Transfer described in Section 9.4.

"Controlling Group" has the meaning set forth in Section 9.6(a)(i). "Deadlock" has the meaning set forth in Section 11.5(b).

"Dispute" has the meaning set forth in Section 11.5.

"Disputing Members" has the meaning set forth in Section 11.5. "Dissociating Member" has the meaning set forth in Section 10.2(a). "Dissolution Proceeds" has the meaning set forth in Section 10.3(b). "Dissolution Reserves" has the meaning set forth in Section 10.3(b)(iii).

"Distributions" means all distributions of cash or property from the Company to a Member or Members pursuant to this Agreement.

"Drag Along Members" has the meaning set forth in Section 9.6(b).

"Election Notice" has the meaning set forth in Section 9.5(b). "Equity Incentive Plan" has the meaning set forth in Section 2.10.

"Fiscal Year" means the period which started on date of formation of the Company and ends on the following December 31st and thereafter each period which starts on January 1st of each year and ends on December 31st of such year (or the date of the final dissolution of the Company) unless the Board shall elect another fiscal year, provided that any such other fiscal year shall be permissible for U.S. Federal income tax purposes.

"Founding Members" has the meaning set forth in Section 2.2.

"Good Cause" means any instance where a Member contributes to the commission of, conspires to commit or fails or refuses to disclose or convey knowledge of any of the following:

(a)   Fraud against the Company or any Member or involving any aspect of the Company's business or property;

(b)   Material misrepresentation made to the Company or any Member or any employee, agent, customer or contractor of the Company which in any manner detrimentally affects the business of the Company;

(c)　　　　Theft, conversion, misappropriation, embezzlement or other diversion of the property, business, assets or cash of the Company to oneself or to any other person;

(d)　　　　Disclosure, provision or other release to the public or to any competitor of the Company of, or the personal use of, any confidential business information of the Company without the prior written approval of a majority of the Members;

(e)　　　　Defamation, libel or slander in any form, or the dissemination in any manner of true but detrimental or negative information relating in any way to the Company, the Business, any Member or any employee, agent, customer or contractor of the Company which in any manner detrimentally affects the Business;

(f)　　　　Commission of any felony in the place of business of the Company or while involved in the conduct of the business of the Company; or

(g)　　　　Failure to comply with any laws which cover or apply in any manner to the duties, responsibilities or titles of the Member, or which cover or apply in any manner to the portion of the operations of the business of the Company for which the Member is directly responsible, including, without limitation, equal opportunity, discrimination, harassment, taxation, job safety and environmental disclosure or compliance.

"Gross Asset Value" means, with respect to any asset of the Company, the asset's adjusted basis for federal income tax purposes, except as follows:

(a)　　　　The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset at the time of such contribution.

(b)　　　　On each Adjustment Date, the Gross Asset Values of all Company Assets shall be increased or decreased as appropriate to reflect a revaluation of Company Assets to their gross fair market values (unreduced by any liabilities secured by such Company Assets).

(c)　　　　The Gross Asset Value of any Company Asset distributed to a Member shall be adjusted to equal the gross fair market value (unreduced by any liability secured by such Company Asset) of such Company Asset on the date of Distribution.

(d)　　　　The Gross Asset Values of Company Assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code section 734(b) or 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulation section 1.704-1(b)(2)(iv)(m); provided, however, that Gross Asset Values shall not be adjusted pursuant to this subsection to the extent that the Board determines that an adjustment is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subsection.

(e)　　　　If the Gross Asset Value of a Company Asset is different than its adjusted tax basis, such Gross Asset Value shall thereafter be adjusted by the depreciation taken into account with respect to such asset for purposes of computing Net Profits and Net Losses.

"Indemnitees" has the meaning set forth in Section 8.7(c).

"Initial Closing" means, if the Board elects to have multiple Closings of the Initial Offering, the initial Closing pursuant to Section 2.3.

"Initial Closing Date" means, if the Board elects to have multiple closings of the Initial Offering, the date the Initial Closing occurs. If the Board elects to effectuate only a single Closing, then the Initial Closing Date shall mean the Closing Date that the sole Closing occurs.

"Initial Offering" means the Company's private offering of Units in the Company, not to exceed a total of two hundred twenty (220) Units, to Accredited Investors in consideration for cash Capital Contributions.

"Initial Offering Member" means a Person who participates in the Initial Offering.

"Initial Offering Percentage Interest" shall be determined by dividing the number of Units subscribed for such Member pursuant to the Initial Offering by the aggregate number of Units subscribed for pursuant to the Initial Offering.

"Interest" or "Membership Interest" in the Company means all rights to Distributions to which such Member is entitled as provided in this Agreement, together with the duties and obligations of such Member to comply with this Agreement.

"Investor Questionnaire" means the Accredited Investor Questionnaire regarding status as "Accredited Investors" under Code of Federal Registration Reg. 230.501(a) delivered by the Members to the Company as of the Closing Date and delivered in connection with the Subscription Agreement.

"Liquidation Event" has the meaning set forth in Section 10.1(a).

"Majority of the Continuing Members" means any Continuing Member or Continuing Members holding greater than fifty percent (50%) of all Units in the Company, other than those Units subject of a Transfer described in Section 9.4.

"Majority of the Members" means, subject to Section 2.5, any Member or Members holding greater than fifty percent (50%) of the total Units in the Company.

"Manager" shall mean a manager appointed to serve on the Board of Managers.

"Member" means all those Persons who acquired a Unit as a member of the Company from time to time and any Person who becomes a Substitute Member, all in accordance with the terms of this Agreement.

"Member Nonrecourse Debt" shall have the meaning ascribed to the term "Partner Nonrecourse Debt" in Treas. Reg. §1.704-2(b)(4).

"Member Nonrecourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations section 1.704-2(i)(3).

"Misconduct" has the meaning set forth in Section 8.7(a).

"Net Cash from Sales or Refinancings" means the net proceeds resulting from a refinance, sale, transfer, exchange or other disposition or condemnation of all or substantially all of the of any one or more of the properties or assets owned by the Company less the portion thereof used to pay or establish reserves for all Company expenses, debt payments, capital improvements, replacements, contingencies and working capital, all as determined by the Board in its discretion.

"Net Operating Cash Flow" means the gross cash proceeds from Company operations (including sales and dispositions in the ordinary course of business but excluding Net Cash from Sales or Refinancings) less the portion thereof used to pay or establish reserves for all Company expenses, debt payments, capital improvements, replacements, contingencies and working capital, all as determined by the Board in its discretion. "Net Operating Cash Flow" shall not be reduced by depreciation, amortization, cost recovery deductions or similar allowances, but shall be increased by any reductions of reserves previously established pursuant to the previous sentence.

"Net Profit" or "Net Loss" means, for any taxable year (or other relevant period) of the Company, an amount equal to the Company's taxable income or loss for such taxable year (or other relevant period), determined in accordance with Code section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code section 702 shall be included in taxable income or loss), with the following adjustments:

(a)   Any income of the Company that is exempt from U.S. federal income tax and not otherwise taken into account in computing Net Profit or Net Loss pursuant to this definition of Net Profit or Net Loss shall be added to such taxable income or loss;

(b)   Any expenditures of the Company described in Code section 705(a)(2)(B) or treated as Code section 705(a)(2)(B) expenditures pursuant to Treasury Regulations section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Profit or Net Loss pursuant to this definition of Net Profit or Net Loss shall be subtracted from such taxable income or loss;

(c)   In the event the Gross Asset Value of any Company Asset is adjusted in accordance with subsection (c) of the definition of "Gross Asset Value", the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Net Profit or Net Loss;

(d)   Gain or loss resulting from any disposition of any Company Asset with respect to which gain or loss is recognized for U.S. federal income tax purposes shall be computed by reference to the Gross Asset Value of the asset disposed of, notwithstanding that the adjusted tax basis of such asset differs from this Gross Asset Value;

(e)   If property other than Cash has been contributed to the Company or the Capital Accounts of the Members have been adjusted pursuant to the definition of Gross Asset Value in accordance with Treasury Regulations section 1.704-1(b)(2)(iv)(f), depreciation, amortization, gain or loss with respect to assets of the Company shall be computed in accordance with Treasury Regulations section 1.704-1(b)(2)(iv)(g); and

(f)   To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code section 734(b) or Code section 743(b) is required pursuant to Treasury Regulations section 1.704-1(b)(2)(iv)(m) to be taken into account in determining Capital Accounts, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the assets) or an item of loss (if the adjustment decreases the basis of the assets) from the disposition of the asset and shall be taken into account for purposes of computing Net Profit or Net Loss.

(g)   Notwithstanding any other provision of this definition of Net Profit or Net Loss, any items of income, gain, loss and deduction specially allocated to Members pursuant to Section 5.2 shall not be taken into account in computing Net Profit or Net Loss. To the extent permitted by the Treasury Regulations, the amounts of the items of Company income, gain, loss, or deduction available to be specially allocated pursuant to Section 5.2 shall be determined by applying rules analogous to those set forth in this definition of Net Profit or Net Loss.

"Nonrecourse Liability" shall have the meaning set for in Treas. Reg. §1.752-1(a)(2).

"Offer" has the meaning set forth in Section 9.5(a).

"Offeree" has the meaning set forth in Section 9.7(a).

"Offeror" has the meaning set forth in Section 9.7(a).

"Percentage Interest" has the meaning set forth in Section 4.1.

"Permitted Transfer" has the meaning set forth in Section 9.5.

"Person" means an individual, partnership, corporation, limited liability company, trust, or other association.

"Prior Operating Agreement" has the meaning set forth in the recitals.

"Proceeding" means that (i) any judgment is obtained in, or any settlement agreement is entered into in respect of, any legal or equitable proceeding by or against a Member, including, without limitation, any divorce proceeding, and the sale of any of such Member's Units is contemplated or threatened under legal process as a result of such judgment or settlement agreement, (ii) any execution against a Member's Units is issued on a judgment against a Member,

(iii) any of the Units of a Member are attached, (iv) there is instituted by or against a Member any other form of legal proceeding or process by which the sale or transfer of any of the Units of such Member becomes imminent (i.e., such Units may be sold or transferred either voluntarily or involuntarily within sixty (60) days), (v) a Member makes an assignment for the benefit of creditors, (vi) a Member admits such Member's inability to pay such Member's debts as they mature, or commences a voluntary case or proceeding under Title 11 of the Code or any similar federal or state law for the relief of debtors ("Bankruptcy Law"), or consents to the entry of an order for relief against such Member in an involuntary case or proceeding thereunder, or consents to the appointment of a receiver, trustee, liquidator or similar official for such Member or for all or substantially all of such Member's property; (vii) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law for relief against a Member in an involuntary case or proceeding and the order or decree remains unstayed and in effect for sixty (60) days; or (viii) the proposed Transfer of a Member's Interest pursuant to a divorce decree.

"Proportionate Share" has the meaning set forth in Section 9.5(c). "Purchaser" has the meaning set forth in Section 9.6(a)(i). "Reserve Units" has the meaning set forth in Section 2.5(a). "Subscription Agreements" means the subscriptions for Units delivered by the Members to the Company effective the Closing Date.

"Rights" means those rights associated with a Membership Unit in connection to Net Income and Net Losses and Distributions (i.e., "Financial Rights"), the right to assign such rights, rights to vote (i.e. "Governance Rights") and receive notices in accordance with the terms of this Agreement.

"Substitute Member" means an Assignee of an Interest who has become a Member with respect to such interest pursuant to ARTICLE IX hereof and the Act.

"Successor" has the meaning set forth in Section 9.8(b).

"Supermajority of the Members" means, subject to Section 2.5, any Member or Members holding at least seventy percent (70%) of the total Units of the Company.

"Tag-Along Member" has the meaning set forth in Section 9.6(a)(i). "Tag-Along Notice" has the meaning set forth in Section 9.6(a)(i). "Tag-Along Units" has the meaning set forth in Section 9.6(a)(i).

"Tax Regulation Allocations" means the following allocations, the ordering and timing of which shall be made according to Treasury Regulations section 1.704 2(j):

(a)   Company Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations section 1.704-2(f), if Company Minimum Gain has a net decrease during any Company taxable year (or other relevant period), the Company shall allocate items of income and gain for such taxable year (or other relevant period) (and, if necessary, for subsequent taxable years (or other relevant periods)) to each Member in the amounts equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations section 1.704-2(g)(2). Allocations pursuant to the previous sentence shall be made in proportion

43

to the respective amounts to be allocated to each Member in accordance with Treasury Regulations sections 1.704-2(f) and 1.704-2(j)(2).

(b)   Member Nonrecourse Debt Minimum Gain Chargeback. Except as otherwise attributable to Member Nonrecourse Debt has a net decrease during any Company taxable year (or other relevant period), the Company shall allocate to each Member who has a share of the Member Nonrecourse Debt Minimum Gain items of income and gain for such taxable year (or other relevant period) (and, if necessary, for subsequent taxable years (or other relevant periods)) in the amounts equal to such Member's share of the net decrease in Member Nonrecourse Debt, determined in accordance with Treasury Regulations section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts to be allocated to each Member pursuant thereto. The items to be allocated shall be determined in accordance with Treasury Regulations sections 1.705-2(i)(4) and 1.704¬2(j)(2).

(c)   Qualified Income Offset. If a Member unexpectedly receives an adjustment, allocation, or Distribution described in Treasury Regulations sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6) resulting in, or increasing, an Adjusted Capital Account Deficit for such Member, the Company shall allocate to the Member items of Company income and gain (consisting of a pro rata portion of each item of Company income, including gross income, and gain for such year) in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit, if any, caused by such adjustment, allocation or Distribution, as quickly as possible as required by Treasury Regulations section 1.704-1(b)(2)(ii)(d); however, an allocation pursuant to Section 5.2(a) in accordance with this subsection (c) shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in Article V have been tentatively made as if this subsection were not in this Agreement.

(d)   Gross Income Allocation. If at the end of any taxable year (or other applicable period) of the Company, a Member has an Adjusted Capital Account Deficit, such Member shall be specially allocated items of income or gain of the Company in an amount and manner sufficient to eliminate such Adjusted Capital Account Deficit as quickly as possible; however, an allocation pursuant to Section 5.2(a) in accordance with this subsection shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in Article V have been tentatively made as if this subsection were not in this Agreement.

(e)   Nonrecourse Deductions. The Company shall allocate each nonrecourse deduction, as defined in Treasury Regulations section 1.704-2(b)(1) and determined in accordance with Treasury Regulations section 1.704-2(c), in accordance with the Members' respective Membership Interests. In connection therewith, excess nonrecourse liabilities of the Company (as defined in Treasury Regulations section 1.752-3(a)(3)) shall be allocated in accordance with the Members' respective Membership Interests.

(f)   Member Nonrecourse Deductions. The Company shall allocate each Member nonrecourse deduction, as defined in Treasury Regulations section 1.704 2(i)(2), to the Members who bear the economic risk of loss with respect to the liability to which such Member nonrecourse deductions are attributable as provided in Treasury Regulations section 1.704-2(i)(1).

44

(g)   Allocation of Cancellation of Debt Income. The Company shall allocate any cancellation of debt income realized by the Company among the Members in proportion to the allocation among the Members (as provided in Code section 752 and the corresponding Treasury Regulations) of the debt to which such income is attributable.

(h)   Calculation of Minimum Gain. To the extent permitted by Treasury Regulations section 1.704-2(h)(3), the Company may treat Distributions of Cash as having been made from the proceeds of a nonrecourse liability or a Member nonrecourse liability only to the extent that such Distributions would otherwise cause or increase an Adjusted Capital Account Deficit for any Member.

"Transfer" means to sell, assign, pledge, hypothecate, exchange, gift, bequeath or otherwise transfer (whether or not by operation of law, except in the case of bankruptcy) any Units.

"Transferee" has the meaning set forth in Section 9.5(b).

"Transferring Member" shall mean, with respect to any transaction, any Member whose Units are subject to a Transfer pursuant to Section 9.3.

"Transferor" has the meaning set forth in Section 9.5(b). "Transfer Interest" has the meaning set forth in Section 9.5. "Transfer Notice" has the meaning set forth in Section 9.5(a).

"Triggered Units" has the meaning set forth in Section 9.4.

"Triggering Event" means: (i) the death of a Member; (ii) the entry of any order by a court of competent jurisdiction adjudicating a Member incompetent; (iii) the disability of a Member, which shall mean any legal disability, or by reason of illness or physical or mental disability whereby the Transferring Member is unable, in the written opinion of two (2) medical doctors, to handle said Transferring Member's own affairs and which condition is continuous for a period of three (3) or more months or (iv) the commencement of any Proceeding against a Member. For purposes of this Agreement, the following are deemed to be a death of a Member: (a) if the Member is a trust, the death of the grantor shall constitute the death of the Member; (b) if the Member is an Individual Retirement Account or 401(k) account, the death of the beneficiary shall constitute the death of the Member; and (c) if the Member is an entity, the death of the controlling member, shareholder or partner shall constitute the death of the Member and in the event such controlling member, shareholder or partner is also an entity, then in such event, the death of the controlling member, shareholder or partner of such entity shall constitute the death of the Member.

"Treasury Regulations" means the income tax regulations promulgated under the Code, as such regulations may be amended from time to time, and, in the case of any temporary regulations referred to herein, if any, includes the corresponding provisions of pertinent final regulations.

"Unit" means a Unit of membership in the Company with all voting rights and other rights appurtenant to Units pursuant to this Agreement.

45

"Unit Fair Market Value" has the meaning set forth in Section 9.4(e). "Winding Up Representative" has the meaning set forth in Section 10.3(b).

"Winding Up Representative" has the meaning set forth in Section 10.3(b).

EXHIBIT A

Names and Units of Members
As of May 2, 2023

Member Name and Address	Units
The Retreat LLC	15,030* Class A
Kyle Harlan	1,200 Class A
Sauma Warehousing Company, LLC	614 Class A

*In addition to the Units listed on this EXHIBIT A, the profits, losses, allocation of Percentage Interest, tax attributes, voting rights, Distributions, obligations, and other rights associated with 13,156 Reserve Units, 12,856 of which shall be Class A Units and the remaining 300 shall be Class CF Units, shall be attributed to The Retreat LLC until such time as the each such Reserve Unit is issued to a subscriber or grantee pursuant to the Initial Offering and this Agreement.

EXHIBIT B

Managers

As of Effective Date of the Third Amended and Restated Operating Agreement

The Board of Managers shall consist of one (1) Manager, who shall be:

(1) Mark Sutherland

ParaVita, LLC - Third Amended and Restated Operating Agreement 5.2.23

Final Audit Report   2023-05-11

Created:	2023-05-02
By:	Mark Sutherland (mark@dunrobin.us)
Status:	Signed
Transaction ID:	CBJCHBCAABAA6QCygpyO0GuYwUaNY58PsOrgU0FJEZgf

"ParaVita, LLC - Third Amended and Restated Operating Agreement 5.2.23" History

📄 Document created by Mark Sutherland (mark@dunrobin.us)
2023-05-02 - 4:02:29 PM GMT- IP address: 206.192.205.87

📧 Document emailed to joe@iasusa.com for signature
2023-05-02 - 4:03:15 PM GMT

📄 Email viewed by joe@iasusa.com
2023-05-02 - 4:04:18 PM GMT- IP address: 74.125.210.83

🖊 Signer joe@iasusa.com entered name at signing as Joe Sauma
2023-05-02 - 4:12:55 PM GMT- IP address: 173.220.101.99

🖊 Document e-signed by Joe Sauma (joe@iasusa.com)
Signature Date: 2023-05-02 - 4:12:57 PM GMT - Time Source: server- IP address: 173.220.101.99

📧 Document emailed to barkeepkyle@gmail.com for signature
2023-05-02 - 4:12:58 PM GMT

📄 Email viewed by barkeepkyle@gmail.com
2023-05-02 - 4:29:19 PM GMT- IP address: 104.28.97.30

📄 Email viewed by barkeepkyle@gmail.com
2023-05-10 - 11:38:31 PM GMT- IP address: 172.225.20.8

🖊 Signer barkeepkyle@gmail.com entered name at signing as Kyle W Harlan
2023-05-11 - 0:03:28 AM GMT- IP address: 97.92.195.79

🖊 Document e-signed by Kyle W Harlan (barkeepkyle@gmail.com)
Signature Date: 2023-05-11 - 0:03:30 AM GMT - Time Source: server- IP address: 97.92.195.79

 **Adobe Acrobat Sign**

✅ Agreement completed.
2023-05-11 - 0:03:30 AM GMT

INSTRUCTIONS TO QUESTION 31: If information is presented to investors in a form at, media or other means not able to be reflected in text or portable document format, the issuer should include

(a) a description of the material content of such information;

(b) a description of the form at in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or form at, a transcript or description of such disclosure.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:
(120 days after the end of each fiscal year covered by the report)

(120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at:
http://stoneledgedistillery.sppx.io

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the issuer liquidates or dissolves its business in accordance with state law.